                         TECNOMATIX TECHNOLOGIES LTD.
                        DELTA HOUSE, 16 ABBA EBAN AVE.
                            HERZLIYA 46120, ISRAEL

            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON FEBRUARY 28, 2005

To our Shareholders:

     You are cordially invited to attend an extraordinary general meeting of shareholders of Tecnomatix Technologies Ltd., a company formed under the laws of the State of Israel, to be held on February 28, 2005 at Tecnomatix's principal executive offices located at Delta House, 16 Abba Eban Ave. Herzliya
46120, Israel, at 4:00 p.m. local time.

     At the extraordinary general meeting, you will be asked to vote on resolutions relating to the following:

   1. approving and adopting the agreement of merger, dated January 3, 2005, by and among Tecnomatix, UGS Corp., a Delaware corporation and Treasure
      Acquisition Sub Ltd., an Israeli company and a wholly-owned subsidiary of
      UGS, and the transactions contemplated by the agreement of merger, including the merger of Treasure Acquisition Sub with and into
      Tecnomatix. Under the agreement of merger, each outstanding ordinary share, par value NIS 0.01 per share, of Tecnomatix will automatically be converted into and represent solely the right to receive U.S. $17.00 in cash, without interest and less any applicable withholding tax. The merger is governed by the provisions of Sections 314 through 327 of the
      Israeli Companies Law, 1999; and

   2. approving, as required by Israeli law, the granting to Mr. Harel
      Beit-On, the chairman of Tecnomatix's board of directors, of a bonus in a gross amount equal to U.S. $400,000, payable upon the consummation of the merger, as compensation for Mr. Beit-On's efforts and contribution to the successful consummation of the merger.

     These proposals are described more fully in the attached proxy statement, which we urge you to read in its entirety.

     Only shareholders of record as of the close of business on January 24,
2005 are entitled to notice of and to vote at the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting. This notice supplements the previous notice of extraordinary general meeting, dated
January 4, 2005 which was mailed to Tecnomatix shareholders on or about January
5, 2005.

     By signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of UGS or Treasure Acquisition Sub; (2) a person or entity acting on behalf of UGS, Treasure Acquisition Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by
UGS, Treasure Acquisition Sub or any of the foregoing.

     Whether or not you plan to attend the extraordinary general meeting, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.
If you do attend the extraordinary general meeting, you may vote in person, whether or not you have already executed and returned your proxy card. You may revoke your proxy at any time before it is voted. Please review the proxy statement accompanying this notice for more complete information regarding the extraordinary general meeting and the matters proposed for your consideration at the extraordinary general meeting.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR": (I)
APPROVAL AND ADOPTION OF THE AGREEMENT OF MERGER AND THE TRANSACTIONS
CONTEMPLATED BY THE AGREEMENT OF MERGER, INCLUDING THE MERGER; AND (II)
APPROVAL OF THE BONUS PROPOSED TO BE PAID TO MR. BEIT-ON UPON THE CONSUMMATION
OF THE MERGER.

                                     By order of the Board of Directors,

                                     /s/ Harel Beit-On
                                     -----------------
                                     Harel Beit-On
                                     Chairman of the Board
Herzliya, Israel
January 31, 2005

                         TECNOMATIX TECHNOLOGIES LTD.
                        DELTA HOUSE, 16 ABBA EBAN AVE.
                            HERZLIYA 46120, ISRAEL

Dear Shareholder:

     You are cordially invited to attend an extraordinary general meeting of shareholders of Tecnomatix Technologies Ltd., to be held on February 28, 2005 at 4:00 p.m., Israel time, at the principal executive offices of Tecnomatix located at Delta House, 16 Abba Eban Ave. Herzliya 46120, Israel. At the
extraordinary general meeting, you will be asked to approve and adopt the
Agreement of Merger, dated January 3, 2005, by and among Tecnomatix, UGS Corp., a Delaware corporation, and Treasure Acquisition Sub Ltd., an Israeli company and a wholly-owned subsidiary of UGS established for the purposes of the merger, and the transactions contemplated by the agreement of merger, including the merger. If the merger is completed, Tecnomatix will become a wholly owned subsidiary of UGS and you will receive for each outstanding ordinary share, par value NIS 0.01 per share, of Tecnomatix that you own U.S. $17.00 in cash, without interest and less any applicable withholding tax.

     Our board of directors has unanimously determined that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders. In making its decision, our board of directors considered, among other things, the written opinion of Morgan Stanley & Co. Limited dated January
3, 2005. This opinion provided that, as of January 3, 2005 and based upon and subject to the matters and assumptions set forth in the opinion, the U.S.
$17.00 per share cash consideration to be received by the holders of ordinary shares of Tecnomatix pursuant to the agreement of merger was fair, from a financial point of view, to the holders. In addition, our board of directors has determined that there is no reasonable concern that, as a result of the merger, Tecnomatix would not be able to perform its obligations to its creditors. Under Israeli law, holders of Tecnomatix shares are not entitled to statutory dissenters' rights.

     In connection with the merger, you will also be asked to approve, as required by Israeli law, the granting to Mr. Harel Beit-On, the chairman of
Tecnomatix's board of directors, of a bonus in a gross amount equal to U.S.
$400,000, payable upon the consummation of the merger, as compensation for Mr.
Beit-On's efforts and contribution to the successful consummation of the merger. Our audit committee and board of directors have unanimously approved the payment of such bonus.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR": (I)
APPROVAL AND ADOPTION OF THE AGREEMENT OF MERGER AND THE TRANSACTIONS
CONTEMPLATED BY THE AGREEMENT OF MERGER, INCLUDING THE MERGER; AND (II)
APPROVAL OF THE BONUS PROPOSED TO BE PAID TO MR. BEIT-ON UPON THE CONSUMMATION
OF THE MERGER.

     The merger cannot be completed unless it is approved by our shareholders.
Therefore, we have scheduled an extraordinary general meeting for our shareholders to vote on the merger. YOUR VOTE IS VERY IMPORTANT.

     Whether or not you plan to attend the extraordinary general meeting, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.
If you have any questions, please feel free to call Efrat Safran, our general counsel, at 011-972-9-959-4777, or contact our proxy solicitor Innisfree M&A
Incorporated toll-free at (888) 750-5834 (from the U.S. and Canada), collect at
(646) 822-7410 (from other locations), or collect for banks and brokers at
(212) 750-5833.

     This proxy statement provides you with detailed information about the agreement of merger and the proposed merger. In addition, you may obtain information about Tecnomatix from documents filed with the United States
Securities and Exchange Commission. We encourage you to read the entire proxy statement carefully.

                                     Sincerely,

                                     /s/ Harel Beit-On
                                     -----------------
                                     Harel Beit-On
                                     Chairman of the Board of Directors

This proxy statement is dated January 31, 2005 and is being mailed to shareholders on or about January 31, 2005.

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why am I receiving this proxy statement?

A:  We are sending this proxy statement to our shareholders in connection with the solicitation of proxies to be voted at an extraordinary general meeting of our shareholders, or at any adjournments, postponements or continuations of the extraordinary general meeting.

Q:  What am I being asked to vote on?

A:  You are being asked to vote on resolutions to (a) approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger and (b) approve, as required by Israeli law, the granting to Mr. Harel Beit-On, the chairman of Tecnomatix's board of directors, of a bonus in a gross amount equal to U.S. $400,000, payable upon the consummation of the merger, as compensation for Mr. Beit-On's efforts and contribution to the successful consummation of the merger. The proposed merger would involve the merger of Treasure Acquisition Sub, a wholly-owned subsidiary of UGS, with and into Tecnomatix. As a result of the merger, Tecnomatix will become a wholly-owned subsidiary of UGS and the ordinary shares of Tecnomatix will cease to be listed on the Nasdaq
    National Market, will not be publicly traded and will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange
    Act. By signing and mailing the enclosed proxy card you also authorize the named proxies to vote on such other business as may properly come before the extraordinary general meeting, including on any resolution to adjourn a meeting at which a quorum is present to a later time to permit further solicitation of proxies if necessary to obtain additional votes in favor of any of the foregoing proposals.

Q:  What will I receive in the merger?

A:  Shareholders, as a result of the merger, will have the right to receive a cash payment of U.S. $17.00, without interest and less any applicable withholding tax, for each ordinary share of Tecnomatix that they own.

Q:  When and where is the extraordinary general meeting and who can attend?

A:  The extraordinary general meeting will be held on February 28, 2005 at
    Tecnomatix's principal executive offices located at Delta House, 16 Abba
    Eban Ave. Herzliya 46120, Israel, at 4:00 p.m. local time. Only shareholders of Tecnomatix who are entitled to receive notice and vote at the extraordinary general meeting of shareholders, their proxy holders and guests invited by Tecnomatix may attend the extraordinary general meeting.

Q:  Who is entitled to vote at the extraordinary general meeting?

A:  Only holders of record as of the close of business on January 24, 2005 are entitled to receive notice of the extraordinary general meeting and to vote the ordinary shares of Tecnomatix that they held at that time at the extraordinary general meeting, or at any adjournments, postponements or continuations of the extraordinary general meeting.

Q:  What is the recommendation of Tecnomatix's board of directors?

A:  Tecnomatix's audit committee and board of directors have unanimously determined that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders and have further unanimously approved the bonus to be paid to Mr. Beit-On upon the successful consummation of the merger. The board of directors unanimously recommends that shareholders vote "FOR" approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger. The board of directors also unanimously

                                       i

    recommends that shareholders vote "FOR" approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger. Please see
    "The Merger -- Recommendation of Tecnomatix's Board of Directors and
    Reasons for the Merger" beginning on page 17 of this proxy statement.

Q:  What factors did Tecnomatix's board of directors consider in making its recommendation?

A:  In making its recommendation, our board of directors took into account, among other things, the cash consideration to be received by holders of ordinary shares of Tecnomatix in the merger and the current and historical market prices of ordinary shares of Tecnomatix; the written opinion of our financial advisor, Morgan Stanley; and the terms of the agreement of merger, including that UGS's obligation to complete the transaction is not contingent on its obtaining financing and that Tecnomatix has the ability to furnish information to, and conduct negotiations with, a third party and terminate the agreement of merger upon the payment of a termination fee in certain circumstances, should it receive a superior proposal. The board of directors was also aware of the personal interests of certain directors in the transactions as described below. Please see "The Merger
    -- Recommendation of Tecnomatix's Board of Directors and Reasons for the
    Merger" beginning on page 17 of this proxy statement.

Q:  Have any shareholders agreed to vote their shares in a particular manner?

A:  Certain directors and executive officers of Tecnomatix and parties that may be deemed to be affiliated with directors and executive officers of
    Tecnomatix, holding together 1,596,642 ordinary shares, or approximately
    13% of the outstanding shares, have entered into undertaking agreements with UGS pursuant to which they agreed to vote in favor of the merger and against any other alternative transaction. Under the terms of the undertaking agreements, the holdings of these shareholders are subject to irrevocable proxies that instruct a third party to vote the shares in favor of the merger and against any other alternative transaction. In addition, SCP Private Equity II, LLC and USDATA Liquidating Trust
    beneficially own an aggregate of 897,823 ordinary shares of Tecnomatix, and Wachovia Bank National Association currently holds 127,748 ordinary shares of Tecnomatix as escrow agent for Tecnomatix in connection with certain indemnification arrangements entered into between Tecnomatix and
    USDATA, constituting in the aggregate approximately 8.4% of the outstanding ordinary shares of Tecnomatix, and are contractually obligated under previously existing agreements to vote such shares in the same manner as recommended by Tecnomatix's board of directors; accordingly, we expect all such shares to be voted in favor of all matters to be presented at the extraordinary general meeting. For more information, please see
    "Beneficial Ownership of Tecnomatix Shares" beginning on page 12 of this proxy statement and "The Merger -- Arrangements between UGS and Certain
    Shareholders; Other Voting Agreements" beginning on page 26 of this proxy statement.

Q:  What will happen to options to purchase ordinary shares of Tecnomatix?

A:  Except for options granted pursuant to the 2003 Global Share Option Plan that are unvested as of the effective time of the merger, each option to purchase ordinary shares of Tecnomatix outstanding as of the effective time of the merger will be canceled in exchange for the right to receive an amount in cash per option equal to U.S. $17.00, less the exercise price of such option. At the same time, unvested options granted under the 2003
    Global Share Option Plan will be canceled in exchange for the right to receive an amount in cash equal to U.S. $17.00, less the exercise price of such option, which amount will be paid based on the vesting schedule of such canceled options, subject to such option holder's continued
    employment until the date of vesting. For further information regarding treatment of options and warrants, please see "The Merger -- Treatment of
    Options and Warrants" beginning on page 25 of this proxy statement.

                                       ii

Q:  How will UGS finance the merger?

A:  UGS has represented to us that it has and will have, immediately prior to, from and after the effective time of the merger, sufficient cash on-hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the merger consideration) to complete the transactions contemplated by the agreement of merger.
    Completion of the merger is not conditioned on UGS's obtaining financing.

Q:  When will the merger be completed?

A:  We are working to complete the merger as quickly as possible. In addition to Tecnomatix shareholder approval, we need to obtain the approval of regulatory authorities. The effective time of the merger may occur no earlier than March 18, 2005, which is the 71st day after the delivery of the merger proposal to the Israeli companies registrar. For further information regarding regulatory approvals necessary for completion of the merger, please see "The Merger -- Regulatory Matters" beginning on page 31 of this proxy statement.

Q:  What vote is required to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger and to approve the proposed bonus to be granted to Mr. Beit-On?

A:  The affirmative vote of shareholders holding 75% of the shares present and voting at the extraordinary general meeting in person or by proxy is required to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger. However, if
    UGS, Treasure Acquisition Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of UGS or
    Treasure Acquisition Sub (any such person or entity is described in this paragraph as a UGS Affiliate) holds shares in Tecnomatix, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the extraordinary general meeting in person or by proxy (excluding UGS, Treasure Acquisition Sub, any UGS
    Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. To the extent that current and former directors and officers of
    Tecnomatix that are entitled to indemnification undertakings as described under "The Merger -- Interest of Tecnomatix Officers and Directors" hold in the aggregate, as of the record date, at least 25% of the outstanding ordinary shares, then approval of the merger agreement and the transactions contemplated thereby will also require that either (a) the majority of the votes at the extraordinary general meeting include at least one third of all the votes of shareholders who do not have a personal interest in the transaction and who are present at the meeting
    (not including abstentions); or (b) the total of the opposing votes from among the shareholders voting does not exceed 1% of all the voting rights in Tecnomatix. Tecnomatix believes that these current and former directors and officers hold less than 25% of the outstanding ordinary shares.

    Approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger will require the affirmative vote of shareholders holding a simple majority of the shares present and voting at the extraordinary general meeting in person or by proxy. The presence of shareholders holding collectively at least 33% of the issued and outstanding Tecnomatix ordinary shares entitled to vote, in person or by proxy, at the extraordinary general meeting will constitute a quorum. As of the close of business on January 24, 2005, the record date for voting shares at the extraordinary general meeting, there were 12,214,510 ordinary shares of Tecnomatix stock issued and outstanding.

Q:  What should I do now?

A:  You should carefully read this proxy statement. In addition, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.

                                      iii

Q:  What happens if I do not deliver my proxy or if I abstain from voting?

A:  The failure to return your proxy card, to vote your shares using the procedures set forth on the proxy form supplied by your broker, bank or other nominee, if your shares are held through a broker, bank or other nominee, or to vote at the extraordinary general meeting of Tecnomatix's shareholders will mean that your shares will not be counted to constitute a quorum at the extraordinary general meeting of shareholders. Tecnomatix ordinary shares that are represented in person or by proxy at the extraordinary general meeting and that are voted "ABSTAIN" will be counted for purposes of determining the presence of a quorum but will not be included in the aggregate number of shares voted at the extraordinary general meeting. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote "FOR"
    the (a) approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger and (b) approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger. By signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of UGS or
    Treasure Acquisition Sub; (2) a person or entity acting on behalf of UGS,
    Treasure Acquisition Sub or a person or entity described in clause (1); or
    (3) a family member of, or an entity controlled by UGS, Treasure
    Acquisition Sub or any of the foregoing.

Q:  May I change my vote after I have mailed my signed proxy card?

A:  Yes. You may change your vote at any time before your proxy is voted at the extraordinary general meeting by (1) submitting a completed and signed proxy bearing a later date with respect to the same shares, (2) delivering a written revocation to the chairman of Tecnomatix's board of directors or
    Tecnomatix's general counsel or (3) attending the extraordinary general meeting in person and voting your shares at the extraordinary general meeting. Attendance at the extraordinary general meeting will not in and of itself constitute a revocation of a proxy. If you have instructed a broker to vote your shares, you must follow your broker's directions to change those instructions.

Q:  If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:  Your broker will vote your shares only if you provide instructions on how to vote. You may instruct your broker to vote your shares by following the instructions provided by your broker. If you do not return your proxy or vote your shares in person at the extraordinary general meeting, your shares will not be voted on the proposed merger.

Q:  May I vote in person?

A:  Yes. You may attend the extraordinary general meeting and vote your shares in person, rather then completing, signing and promptly mailing the proxy card. If you wish to vote in person and your shares are held by a broker, bank or other nominee, you need to obtain a proxy from the broker, bank or other nominee authorizing you to vote your shares held in the broker's, bank's or other nominee's name.

Q:  How will I receive the cash consideration for my shares?

A:  If the merger is completed, you will receive written instructions from the paying agent appointed by UGS for sending in your share certificates and receiving the cash consideration to which you will be entitled. You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating your liability for Israeli withholding tax.

Q:  Should I send in my share certificates now?

A:  No, you should not send in your share certificates prior to receiving the instructions referenced above from the paying agent.

                                       iv

Q:  What happens if I sell my ordinary shares of Tecnomatix before the extraordinary general meeting?

A:  The record date for the extraordinary general meeting is earlier than the date the merger is expected to be completed. If you transfer your ordinary shares of Tecnomatix after the record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting, but will transfer the right to receive U.S. $17.00 per share in cash, without interest and less any applicable withholding tax, to the person to whom you transfer your shares, so long as such person owns the ordinary shares of Tecnomatix when the merger is completed.

Q:  If I do not send my Tecnomatix share certificate to the paying agent, will
    I continue to have rights as a Tecnomatix shareholder?

A:  No. As a result of the merger, your shares will be transferred to UGS and you will only be entitled to receive U.S. $17.00 in cash per Tecnomatix share, without interest and less any applicable withholding tax.

Q:  Am I entitled to appraisal rights?

A:  No. Under Israeli law, holders of Tecnomatix ordinary shares are not entitled to appraisal rights. However, under Israeli law, a court may suspend or enjoin the merger upon the request of a creditor of Tecnomatix or Treasure Acquisition Sub (if any) if the court determines that there is a reasonable concern that Tecnomatix would not be able to perform its obligations or satisfy its liabilities to its creditors and the creditors of Treasure Acquisition Sub (if any) as a result of the merger.

Q:  How will I know the merger has occurred?

A:  If the merger occurs, Tecnomatix and/or UGS will promptly make a public announcement of this fact.

Q:  Will the merger be taxable to me?

A:  In general, the merger should be a fully taxable transaction to U.S.
    Holders (as defined in "The Merger -- Certain Tax Consequences" beginning on page 28 of this proxy statement) for U.S. federal income tax purposes.
    Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel by both residents and non-residents of Israel.
    Nevertheless, non-residents of Israel who acquired their shares at the time of Tecnomatix's initial public offering, or at any time after the public offering, will not be subject to Israeli capital gains tax in connection with the transfer of Tecnomatix ordinary shares to UGS pursuant to the merger, unless trading in securities is their business and provided such capital gains is not derived from the non-resident's permanent establishment in Israel. United States residents who hold at least 10% of the outstanding Tecnomatix ordinary shares may be liable for Israeli capital gains tax in connection with the transfer of their Tecnomatix ordinary shares to UGS pursuant to the merger. Israeli withholding tax at the source may apply in certain circumstances. See "The Merger -- Certain
    Tax Consequences -- Israeli Tax Rulings" beginning on page 30 of this proxy statement. You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating your liability for Israeli withholding tax.

    Tax matters, however, are very complicated and the tax consequences of the merger to each Tecnomatix shareholder will depend on the shareholder's particular facts and circumstances. Holders of Tecnomatix ordinary shares are urged to consult their tax advisor as to the particular tax consequences of the merger to them, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws. See "The Merger -- Certain Tax
    Consequences" beginning on page 28 of this proxy statement.

                                       v

Q:  What should I do if I receive more than one set of voting materials?

A:  You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please ensure that you have voted all of your shares by taking the time to vote all of your shares properly by completing, signing and promptly mailing each proxy card to us in the provided postage-paid envelopes.

Q:  Whom should I call with questions or to obtain additional copies of this proxy statement?

A:  You should call Efrat Safran, our general counsel, at 011-972-9-959-4777, or contact our proxy solicitor Innisfree M&A Incorporated toll-free at
    (888) 750-5834 (from the U.S. and Canada), collect at (646) 822-7410 (from other locations), or collect for banks and brokers at (212) 750-5833.

                                       vi

                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                   -----

                                       vii

                                                                       PAGE
                                                                      -----

Annex A Agreement of Merger
Annex B Form of Undertaking Agreement and Irrevocable Proxy
Annex C Opinion of Morgan Stanley & Co. Limited
Annex D Form of Indemnification Undertaking

THIS PROXY STATEMENT REFERS TO IMPORTANT BUSINESS AND FINANCIAL INFORMATION
ABOUT TECNOMATIX THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. FOR
INSTRUCTIONS ON HOW TO FIND MORE INFORMATION ABOUT TECNOMATIX, PLEASE SEE
"WHERE TO FIND MORE INFORMATION" BEGINNING ON PAGE 46 OF THIS PROXY STATEMENT.

                                      viii

                                    SUMMARY

     This summary, together with the preceding question and answer section, highlights selected information from this document and may not contain all of the information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this proxy statement in its entirety. The agreement of merger is included as Annex A to this proxy statement and the form of undertaking agreement and irrevocable proxy is included as Annex B to this proxy statement and each is incorporated herein by reference. We have included page references parenthetically to direct you to a more complete discussion of the topics presented in this summary. All references to "$" are to United
States dollars and all references to "NIS" are to New Israeli Shekels. Unless the context otherwise requires, all references to Tecnomatix are to Tecnomatix and its subsidiaries.

TECNOMATIX TECHNOLOGIES LTD.
Delta House, 16 Abba Eban Ave.
Herzliya 46120, Israel.

     Tecnomatix Technologies Ltd., a company incorporated under the laws of the
State of Israel, is a leading global provider of Manufacturing Process
Management (MPM) solutions for the automotive, electronics, aerospace and other manufacturing and processing industries. Tecnomatix eMPower solutions for MPM enable the design, simulation, and execution of production processes, and provide real-time control and visibility throughout shop-floor operations.
Numerous companies worldwide are using eMPower solutions to reduce operating costs, accelerate product introductions, and shorten time-to-volume -- while maintaining high levels of product and process quality. With offices in over 20 countries, Tecnomatix supports such global leaders as BMW, Boeing, Comau, Ford,
GM, Mazda, Philips, Schneider Electric and Volkswagen.

UGS CORP.
5800 Granite Parkway
Suite 600
Plano, Texas 75024

     UGS Corp., a corporation incorporated under the laws of the State of
Delaware, is a leading global provider of product lifecycle management (PLM)
software and services with more than 3.3 million licensed seats and 42,000 clients worldwide. Headquartered in Plano, Texas, UGS promotes openness and standardization and works collaboratively with its clients in creating enterprise solutions enabling them to transform their process of innovation and thus begin to capture the value of PLM.

TREASURE ACQUISITION SUB LTD.
22 Rivlin Street
Jerusalem, Israel 91000

     Treasure Acquisition Sub Ltd., a company incorporated under the laws of the State of Israel, is a wholly owned subsidiary of UGS. Treasure Acquisition
Sub was formed on January 2, 2005 solely for the purposes of effecting the merger with Tecnomatix and the transactions contemplated by the agreement of merger, and has not conducted any other business operations.

THE TECNOMATIX EXTRAORDINARY GENERAL MEETING (PAGE 9)

     Tecnomatix will hold an extraordinary general meeting of Tecnomatix shareholders at the offices of Tecnomatix, Delta House, 16 Abba Eban Ave.,
Herzliya 46120, Israel on February 28, 2005 at 4:00 p.m., Israel time. The purpose of Tecnomatix's extraordinary general meeting is principally to vote upon the proposal to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger. At the extraordinary general meeting, shareholders will also be asked to approve, as required by Israeli law, the granting to Mr. Harel Beit-On, the chairman of
Tecnomatix's board of directors, of a bonus in a gross amount equal to
$400,000, payable upon the consummation of the merger, as compensation for Mr.
Beit-On's efforts and contribution to the successful consummation of the merger.

WHO IS ENTITLED TO VOTE; WHAT VOTE IS REQUIRED (PAGES 9 AND 10)

     At the extraordinary general meeting, you will be entitled to vote any
Tecnomatix ordinary shares held by you at the close of business on January 24,
2005, the record date for the extraordinary general meeting. On the record date, there were 12,214,510 outstanding ordinary shares, each of which will be entitled to one vote.

     The presence of at least two shareholders holding collectively at least
33 1/3% of the issued and outstanding Tecnomatix ordinary shares entitled to vote, in person or by proxy, at the extraordinary general meeting will constitute a quorum. If a quorum is not present at the time of the extraordinary general meeting, the extraordinary general meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chairman may determine with the consent of the holders of a majority of the voting power represented at the extraordinary general meeting in person or by proxy and voting on the question of adjournment.

     Approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, will require the affirmative vote of shareholders holding 75% of the shares present and voting at the extraordinary general meeting in person or by proxy. However, if UGS,
Treasure Acquisition Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of UGS or Treasure
Acquisition Sub (any such person or entity is described in this paragraph as a
UGS Affiliate) holds shares in Tecnomatix, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the extraordinary general meeting in person or by proxy
(excluding UGS, Treasure Acquisition Sub, UGS Affiliates, or anyone acting on their behalf, including their family members or entities under their control)
shall not have voted against the merger. To the extent that current and former directors and officers of Tecnomatix that are entitled to indemnification undertakings as described under "The Merger -- Interest of Tecnomatix Officers and Directors" hold in the aggregate, as of the record date, at least 25% of the outstanding ordinary shares, then approval of the merger agreement and the transactions contemplated thereby will also require that either (a) the majority of the votes at the extraordinary general meeting include at least one third of all the votes of shareholders who do not have a personal interest in the transaction and who are present at the meeting (not including abstentions);
or (b) the total of the opposing votes from among the shareholders voting does not exceed 1% of all the voting rights in Tecnomatix. Tecnomatix believes that these current and former directors and officers hold less than 25% of the outstanding ordinary shares.

     Tecnomatix shareholders who own approximately 13% of the outstanding ordinary shares have executed irrevocable proxies that instruct a third party to vote all of their shares in favor of the merger. In addition, SCP Private
Equity II, LLC and USDATA Liquidating Trust beneficially own an aggregate of
897,823 ordinary shares of Tecnomatix, and Wachovia Bank National Association currently hold 127,748 ordinary shares of Tecnomatix as escrow agent for
Tecnomatix in connection with certain indemnification arrangements entered into between Tecnomatix and USDATA, constituting in the aggregate approximately 8.4%
of the outstanding ordinary shares of Tecnomatix, and are contractually obligated under previously existing agreements to vote such shares in the same manner as recommended by the board of directors; accordingly, we expect all such shares to be voted in favor of all matters to be presented at the extraordinary general meeting.

     Approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger and approval of any adjournment of the meeting, if applicable, will require the affirmative vote of shareholders holding a simple majority of the shares present and voting at the extraordinary general meeting in person or by proxy.

EFFECT OF MERGER ON ORDINARY SHARES (PAGE 32)

     If the shareholders of Tecnomatix approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, Treasure Acquisition Sub will merge with and into Tecnomatix, and each ordinary share of Tecnomatix outstanding as of the effective time of the merger will automatically be transferred to UGS in exchange for the right to receive $17.00 in cash, without interest and less any applicable withholding tax. Regardless of whether you exchange your Tecnomatix ordinary shares, you will no longer have any rights as a shareholder of Tecnomatix if the merger is completed.

TREATMENT OF TECNOMATIX OPTIONS (PAGE 25)

     If the merger is consummated, except for options granted pursuant to the
2003 Global Share Option Plan that are unvested as of the effective time of the merger, each option to purchase ordinary shares of Tecnomatix outstanding as of the effective time of the merger will be canceled in exchange for the right to receive an amount in cash per option equal to $17.00 less the exercise price of such option. Unvested options granted under the 2003 Global Share Option Plan will be canceled in exchange for the right to receive an amount in cash equal to $17.00 less the exercise price of such option, which amount will be paid based on the vesting schedule of such canceled options, subject to such option holder's continued employment until the date of vesting.

NO APPRAISAL RIGHTS (PAGE 27)

     Under Israeli law, holders of Tecnomatix ordinary shares are not entitled to appraisal rights. However, under the Israeli Companies Law -- 1999, a
District Court in Israel may suspend or enjoin the merger upon the request of a creditor of Tecnomatix or Treasure Acquisition Sub (if any) if the court determines that there is a reasonable concern that Tecnomatix would not be able to perform its obligations or satisfy its liabilities to its creditors and the creditors of Treasure Acquisition Sub (if any) as a result of the merger.

CERTAIN TAX CONSEQUENCES (PAGE 28)

     In general, the merger should be a fully taxable transaction to U.S.
Holders (as defined in "The Merger -- Certain Tax Consequences" beginning on page 28 of this proxy statement) for U.S. federal income tax purposes. Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel by both residents and non-residents of Israel. Nevertheless, non-residents of Israel who acquired their shares at the time of Tecnomatix's initial public offering, or at any time after the public offering, will not be subject to Israeli capital gains tax in connection with the transfer of
Tecnomatix ordinary shares to UGS pursuant to the merger, unless trading in securities is their business and provided such capital gains is not derived from the non-resident's permanent establishment in Israel. United States residents who hold at least 10% of the outstanding Tecnomatix ordinary shares may be liable for Israeli capital gains tax in connection with the transfer of their Tecnomatix ordinary shares to UGS pursuant to the merger.

     Tax matters, however, are very complicated and the tax consequences of the merger to each Tecnomatix shareholder will depend on the shareholder's particular facts and circumstances. Holders of Tecnomatix ordinary shares are urged to consult their tax advisor as to the particular tax consequences of the merger to them, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws.

     You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating your liability for Israeli withholding tax.

RECOMMENDATION OF TECNOMATIX'S BOARD OF DIRECTORS (PAGE 17)

     Tecnomatix's audit committee and board of directors have unanimously determined that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders, and have further unanimously approved the proposed bonus to be paid to Mr. Beit-On upon consummation of the merger.
Tecnomatix's board of directors unanimously recommends that shareholders vote
"FOR" approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger. The board of directors also unanimously recommends that shareholders vote "FOR" approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger.

OPINION OF MORGAN STANLEY & CO. LIMITED (PAGE 19)

     In connection with the merger, Tecnomatix's board of directors received a written opinion from Tecnomatix's financial advisor, Morgan Stanley, as to the fairness, from a financial point of view, of the merger consideration pursuant to the agreement of merger to the holders of Tecnomatix ordinary shares. The full text of the written opinion of Morgan Stanley, dated January 3, 2005, is included as Annex C to this proxy statement and is incorporated herein by reference. You should read the opinion carefully in its entirety for a description of the assumptions made, the matters considered and limitations on the review undertaken. Morgan Stanley addressed its opinion to Tecnomatix's board of directors, and the opinion does not constitute a recommendation to any shareholder as to how to vote or as to any other action that a shareholder should take relating to the merger.

THE AGREEMENT OF MERGER (PAGE 32)

     The full text of the agreement of merger is included as Annex A to this proxy statement. We encourage you to read the agreement of merger carefully in its entirety, because it is the legal document that governs the merger.

CONDITIONS TO THE MERGER (PAGE 42)

     The merger will be completed only if the conditions to the merger to which the parties have agreed are satisfied or waived. These conditions include, among other things:

    o that the merger has been approved by Tecnomatix shareholders;

    o that all the required governmental consents have been obtained, and that no governmental entity or court has prohibited the consummation of the merger; and

    o that no change has occurred that has a material adverse effect on
      Tecnomatix.

TERMINATION OF THE AGREEMENT OF MERGER; TERMINATION FEE (PAGE 43)

Termination

     UGS and Tecnomatix may jointly agree to terminate the agreement of merger at any time. In addition, either UGS or Tecnomatix may terminate the agreement of merger, whether or not the shareholders of Tecnomatix have approved the merger, if:

    o the merger is not completed by July 31, 2005;

    o Tecnomatix shareholders do not approve the merger at Tecnomatix's shareholder meeting;

    o the other party breaches the agreement or the other party's representations or warranties become inaccurate, and the breach reasonably can be expected to give rise to a failure of a condition to closing and is not cured within 60 days; or

    o a judgment, order, law or other legal restraint prohibiting the completion of the merger is in effect and is final and non-appealable.

     UGS may terminate the agreement of merger if the board of Tecnomatix:

    o withdraws or adversely modifies its favorable recommendation of the merger; or

    o approves or recommends to Tecnomatix shareholders another acquisition proposal.

     Tecnomatix may terminate the merger if:

    o it resolves to accept an unsolicited superior proposal so long as
      Tecnomatix (i) provides UGS with four business days prior written notice of its intention to terminate, (ii) has taken into account any revised proposal made by UGS during such four business day period, (iii) is not in breach of its obligations under the non-solicitation covenant and the covenant regarding a change in its board recommendation and (iv) pays to
      UGS the required termination fee.

Termination Fee

     Tecnomatix is required to pay UGS, simultaneously with a termination of the agreement of merger, a non-refundable termination fee of $7,000,000 in the following circumstances:

    o if the agreement of merger is terminated by UGS because either (i)
      Tecnomatix shareholders have not approved the merger at Tecnomatix's shareholder meeting and prior to termination an acquisition proposal had been received and not withdrawn or (ii) the board of Tecnomatix withdraws or adversely modifies its favorable recommendation of the merger or approved or recommended to Tecnomatix shareholders another acquisition proposal; provided, in each case, that UGS has not breached the agreement of merger; or

    o if the agreement of merger is terminated by Tecnomatix after it received and accepted an unsolicited superior proposal.

     In addition, if an acquisition proposal has been publicly announced and not withdrawn and the agreement of merger is terminated by UGS as a result of
Tecnomatix's breach of the agreement of merger, then Tecnomatix is required to pay UGS, simultaneously with a termination of the agreement of merger, a non-refundable termination fee of $3,500,000, provided that UGS is not then in breach of the agreement of merger that reasonably can be expected to give rise to a failure of a condition to closing. Furthermore, if within 12 months after the date of the agreement of merger, Tecnomatix enters into an agreement to consummate, or consummates, the transactions contemplated by such acquisition proposal, then Tecnomatix is required to pay UGS another $3,500,000 on the date of consummation of such acquisition proposal.

     In addition, Tecnomatix has agreed to pay UGS the lesser of $1,000,000 or
UGS's out-of-pocket expenses incurred in connection with the agreement of merger and the transactions contemplated thereby if the agreement of merger is terminated for any of the reasons described above which would result in the payment of a termination fee to UGS.

REGULATORY MATTERS (PAGE 31)

     Israeli law requires approvals in connection with the merger by the
Investment Center and the Office of Chief Scientist of the Ministry of Industry
and Trade of Israel. Tecnomatix has made applications to these agencies to obtain their approval of the merger, and has received approval from the Office of the Chief Scientist. The merger also requires the approval of the German and
Brazilian antitrust authorities. Under German law, the merger cannot be consummated until the necessary German approvals have been obtained.

INTEREST OF TECNOMATIX OFFICERS AND DIRECTORS (PAGE 25)

     In considering the recommendation of Tecnomatix's board of directors, you should be aware that our directors and executive officers have interests in the transaction as employees or directors that are different from, or in addition to, your interest as shareholders. Tecnomatix's board of directors knew about these different or additional interests and considered them, among the other factors described in this proxy statement, when it approved, adopted and authorized the agreement of merger and the transactions contemplated therein.

     On the record date, directors and management of Tecnomatix and their affiliates owned or had voting control over 2,489,733 ordinary shares, or approximately 20.4% of the outstanding shares, of which 1,596,642 shares, or approximately 13% of the outstanding shares, are subject to irrevocable proxies that instruct a third party to vote the shares in favor of the merger and against any other alternative transaction.

     Directors and executive officers of Tecnomatix hold an aggregate of
2,008,250 options to purchase Tecnomatix ordinary shares. These options will be treated in the merger in the manner described under "The Merger -- Treatment of
Options and Warrants" beginning on page 25 of this proxy statement. Of such options, 1,904,063 are either currently vested or will become vested as a result of the consummation of the merger or the approval of the merger at the extraordinary general meeting

and will entitle their holders to a total of $11,759,026 (including $3,553,000 in respect to options which will become vested as a result of the merger or the approval of the agreement of merger at the extraordinary general meeting), and
104,187 unvested options shall be exchanged for the contingent right to receive cash in a total amount of up to $411,500.

     UGS has agreed to cause Tecnomatix to enter into indemnification undertakings with current and former directors and officers of Tecnomatix which will provide for indemnification, subject to an aggregate cap of $23,000,000.
UGS will ensure that Tecnomatix has directors' and officers' liability insurance coverage for the seven year period following the consummation of the merger for acts and omissions of Tecnomatix officers and directors occurring prior to the effective time of the merger, subject to certain limitations.

     Subject to shareholder approval, as required by Israeli law, Mr. Harel
Beit-On, the chairman of Tecnomatix's board of directors, will be granted a bonus in a gross amount equal to $400,000, payable upon the consummation of the merger, as compensation for Mr. Beit-On's efforts and contribution to the successful consummation of the merger.

ARRANGEMENTS BETWEEN UGS AND CERTAIN SHAREHOLDERS (PAGES 26 AND 45)

     Certain shareholders of Tecnomatix holding together 1,596,642 ordinary shares, or approximately 13% of the outstanding shares, have entered into an undertaking agreement with UGS pursuant to which they agreed to vote in favor of the merger and against any other alternative transaction. Under the terms of the undertaking agreements, the holdings of these shareholders are subject to irrevocable proxies that instruct a third party to vote the shares in favor of the merger and against any other alternative transaction. The form of undertaking agreement and irrevocable proxy entered into by certain shareholders is included as Annex B to this proxy statement and is incorporated herein by reference. Such shareholders have not received any additional consideration with respect to the undertaking agreements.

                          FORWARD-LOOKING INFORMATION

     This proxy statement and the documents incorporated by reference in this proxy statement contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation
Reform Act of 1995. The statements in this proxy statement and the documents incorporated by reference in this proxy statement that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. When used in this proxy statement and the documents incorporated by reference in this proxy statement, the terms "anticipate," "believe,"
"estimate," "expect," "may," "objective," "plan," "possible," "potential,"
"project," "will" and similar expressions identify forward-looking statements.
Generally, forward-looking statements express expectations for or about the future, rather than historical fact. Forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such statements. These risks and uncertainties include, among others, the timing (including any possible delays)
and receipt of regulatory approvals (including any conditions, limitations or restrictions placed on these approvals) of the merger, the risk that one or more governmental agencies may deny approval of the merger; any delays in securing the approval of our shareholders of the merger and the risk that our shareholders do not approve the merger; currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition; legislative and regulatory matters, including delays in regulatory approvals, changes in government regulation and regulatory action resulting from market conduct activity; adverse outcomes of legal proceedings; publicity about Tecnomatix; development of and changes in claims or litigation reserves;
and other factors that may be referred to in our reports and other documents filed with the SEC from time to time. Forward-looking statements in this proxy statement and the documents incorporated by reference in this proxy statement express expectations only as of the date they are made. We do not undertake any obligation to update or revise such statements as a result of new information or future events, except as required by applicable law.

                           MARKET PRICE INFORMATION

     Since February 26, 1993, Tecnomatix ordinary shares have been quoted on the Nasdaq National Market under the symbol "TCNO". The following table sets forth the high and low closing prices per share of Tecnomatix ordinary shares for the periods indicated:

                                                               HIGH          LOW
                                                            ----------   ----------

       2003
       First Quarter ....................................    $  8.47      $  6.63
       Second Quarter ...................................    $ 11.20      $  6.30
       Third Quarter ....................................    $ 11.33      $  7.77
       Fourth Quarter ...................................    $ 13.36      $  8.72
       2004
       First Quarter ....................................    $ 14.48      $ 12.48
       Second Quarter ...................................    $ 14.50      $ 11.65
       Third Quarter ....................................    $ 13.04      $ 11.00
       Fourth Quarter ...................................    $ 15.37      $ 10.70
       2005
       First Quarter (through January 28, 2005) .........    $ 16.75      $ 15.19

     On December 3, 2004, which was the last trading day occurring 30 days before public announcement of the execution of the agreement of merger, the closing price reported for the ordinary shares was $12.80. On January 3, 2005, the last trading day before public announcement of the execution of the agreement of merger, the closing price reported for the ordinary shares was
$15.19. On January 28, 2005, which is the latest practicable trading day before this proxy statement was printed, the closing price reported for the ordinary shares was $16.72.

     Tecnomatix has not declared any cash dividends on its ordinary shares in the past five years. Tecnomatix has agreed in the agreement of merger not to declare any dividends prior to completion of the merger.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE
ORDINARY SHARES.

                       THE EXTRAORDINARY GENERAL MEETING

GENERAL

     This proxy statement is being furnished to shareholders of record of
Tecnomatix on or about January 31, 2005. A notice of the extraordinary meeting of the shareholders of Tecnomatix was mailed to all of the shareholders on or about January 5, 2005 in accordance with the requirements of the Israeli
Companies Law, 1999 and is supplemented by the notice included in this proxy statement.

PURPOSE OF THE MEETING

     The purpose of the extraordinary general meeting is:

    o to vote on the proposal to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, pursuant to which, at the effective time of the merger:

       o Treasure Acquisition Sub, a wholly owned subsidiary of UGS, will merge with and into Tecnomatix;

       o each outstanding ordinary share, par value NIS 0.01 per share, of
         Tecnomatix will automatically be transferred to UGS in consideration for the right to receive $17.00 in cash, without interest and less any applicable withholding tax; and

       o Tecnomatix will become an indirect wholly owned subsidiary of UGS; and

    o to approve, as required by Israeli law, the granting to Mr. Harel
      Beit-On, the chairman of Tecnomatix's board of directors, of a bonus in a gross amount equal to $400,000, payable upon the consummation of the merger, as compensation for Mr. Beit-On's efforts and contribution to the successful consummation of the merger.

DATE, TIME AND PLACE OF THE MEETING

     The extraordinary general meeting will be held February 28, 2005 at the principal executive offices of Tecnomatix located at Delta House, 16 Abba Eban
Ave. Herzliya 46120, Israel, at 4:00 p.m. local time.

RECORD DATE; SHARES ENTITLED TO VOTE

     Tecnomatix's board of directors has fixed the close of business on January
24, 2005 as the record date for the determination of shareholders entitled to receive notice of and to vote at the extraordinary general meeting and any postponement or adjournment of the extraordinary general meeting. On the record date, there were 12,214,510 ordinary shares of Tecnomatix issued and outstanding and entitled to vote.

     Harel Beit--On, Aharon Dovrat, Shlomo Dovrat, D Partners (BVI) L.P., D
Partners (Israel) L.P. and Avi Zeevi, beneficially own an aggregate of
1,596,642 Tecnomatix ordinary shares, constituting approximately 13% of the outstanding ordinary shares of Tecnomatix, and have executed proxies irrevocably nominating a third party to vote all of their shares in favor of approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger. In addition, SCP
Private Equity II, LLC and USDATA Liquidating Trust beneficially own an aggregate of 897,823 ordinary shares of Tecnomatix, and Wachovia Bank National
Association currently holds 127,748 ordinary shares of Tecnomatix as escrow agent for Tecnomatix in connection with certain indemnification arrangements entered into between Tecnomatix and USDATA, constituting in the aggregate approximately 8.4% of the outstanding ordinary shares of Tecnomatix, and are contractually obligated under previously existing agreements to vote such shares in the same manner as recommended by Tecnomatix's board of directors;
accordingly, we expect all such shares to be voted in favor of all matters to be presented at the extraordinary general meeting. For more information, please see "Beneficial Ownership of Tecnomatix Shares" beginning on page 12 of this proxy statement and "The Merger -- Arrangements between UGS and Certain
Shareholders; Other Voting Agreements" beginning on page 26 of this proxy statement.

VOTING AND REVOCATION OF PROXIES; SOLICITATION OF PROXIES

     The proxy accompanying this proxy statement is solicited on behalf of
Tecnomatix's board of directors. Please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. All proxies that are properly executed and returned will be voted at the extraordinary general meeting in accordance with any directions noted thereon. If no direction is indicated, proxies will be voted "FOR" (i) approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger; and
(ii) approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger. Proxies will be voted in the discretion of the holders of the proxy with respect to any other business that may properly come before the extraordinary general meeting and all matters incidental to the conduct of the extraordinary general meeting, including on any resolution to adjourn a meeting at which a quorum is present to a later time to permit further solicitation of proxies, if necessary, to obtain additional votes in favor of any of the foregoing proposals. It is not expected that any other matter will be brought before the extraordinary general meeting.

     The proxy shall either be delivered to Tecnomatix (at its registered office, at its principal place of business, or at the offices of its transfer agent), not less than two (2) hours before the time fixed for the extraordinary general meeting at which the person named in the instrument proposes to vote, or presented to the chairman at the extraordinary general meeting.

     With respect to the vote for the approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, a proxy will be voted at the extraordinary general meeting unless the shareholder signing the proxy has indicated on the proxy card whether or not the shares voted are held by UGS, Treasure Acquisition Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of UGS or Treasure Acquisition Sub (any such person or entity is described in this paragraph as a UGS Affiliate), or anyone acting on their behalf, including their family members or entities under their control. The term "control" means the ability to direct the operations of a corporate entity. By signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of UGS or Treasure Acquisition Sub; (2) a person or entity acting on behalf of UGS, Treasure Acquisition Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by
UGS, Treasure Acquisition Sub or any of the foregoing.

     Any shareholder of Tecnomatix who completes, signs and delivers a proxy may revoke it at any time before it is voted by submitting a later dated proxy with respect to the same shares or by delivering a written revocation to
Tecnomatix or to the chairman of Tecnomatix's board of directors. Any shareholder of Tecnomatix attending the extraordinary general meeting in person may also revoke his or her proxy and vote his or her shares at the extraordinary general meeting. Attendance at the extraordinary general meeting will not in and of itself constitute a revocation of a proxy.

     Tecnomatix and Tecnomatix's proxy solicitation firm, Innisfree M&A
Incorporated, may solicit proxies in person or by telephone, fax or other means. Tecnomatix will pay Innisfree a fee of $7,500, plus reasonable expenses, for its services and will indemnify Innisfree against any losses arising out of its proxy solicitation services on our behalf. Tecnomatix will also pay all other reasonable expenses for solicitation. In addition, proxies may be solicited by officers and directors and other employees of Tecnomatix, without additional remuneration, in person or by telephone, fax or other means.

     You should send in your proxy by mail without delay. If you hold shares through a broker, bank or other nominee, please follow the instructions on the proxy form supplied by your broker, bank or other nominee, which may provide for voting by telephone or through the Internet. Tecnomatix will also reimburse brokers, banks and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

QUORUM; VOTE REQUIRED

     Each ordinary share of Tecnomatix is entitled to one vote on all matters to be considered at the extraordinary general meeting. The presence of at least two shareholders holding shares conferring in

                                       10

the aggregate 33 1/3% (thirty three and one-third percent) of the voting power of Tecnomatix, in person or by proxy, at the extraordinary general meeting will constitute a quorum.

     Approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, will require the affirmative vote of shareholders holding at least 75% of the shares present and voting at the extraordinary general meeting in person or by proxy. However, if
UGS, Treasure Acquisition Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of UGS or Treasure
Acquisition Sub (any such person or entity is described in this paragraph as a
UGS Affiliate) holds shares in Tecnomatix, then there is an additional requirement for the approval, namely that a majority of the shares who are present and voting at the extraordinary general meeting in person or by proxy
(excluding UGS, Treasure Acquisition Sub, any UGS Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. To the extent that current and former directors and officers of Tecnomatix that are entitled to indemnification undertakings as described under "The Merger -- Interest of
Tecnomatix Officers and Directors" hold in the aggregate, as of the record date, at least 25% of the outstanding ordinary shares, then approval of the merger agreement and the transactions contemplated thereby will also require that either (a) the majority of the votes at the extraordinary general meeting include at least one third of all the votes of shareholders who do not have a personal interest in the transaction and who are present at the meeting (not including abstentions); or (b) the total of the opposing votes from among the shareholders voting does not exceed 1% of all the voting rights in Tecnomatix.
Tecnomatix believes that these current and former directors and officers hold less than 25% of the outstanding ordinary shares.

     Approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger and approval of any adjournment of the meeting will require the affirmative vote of shareholders holding a simple majority of the shares present and voting at the extraordinary general meeting in person or by proxy.

BROKER NON-VOTES; ABSTENTIONS

     Shares represented by broker non-votes, if any, will be counted for purposes of determining the presence of a quorum but will not be counted for purposes of determining the number of shares present and voting. "Broker non-votes" are shares held by brokers or nominees which are represented at a meeting but with respect to which (1) the broker or nominee has not received instructions from the beneficial owners or persons entitled to vote and (2) the broker or nominee does not have the discretionary voting power on a particular matter. For purposes of determining whether the proposed resolutions have been approved, broker non-votes will be excluded from the number of shares deemed to have been voted on the matter at the extraordinary general meeting.
Accordingly, broker non-votes will not affect the voting on the approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger or on the proposed bonus to be paid to Mr. Beit-On upon the consummation of the merger, other than with respect to quorum matters.

     Tecnomatix ordinary shares that are represented in person or by proxy at the extraordinary general meeting and that are voted "ABSTAIN" will not be voted at the extraordinary general meeting or counted as part of the entire votes in the extraordinary general meeting for the purpose of determining if
(i) the agreement of merger, the merger and the other transactions contemplated by the agreement of merger and (ii) the bonus proposed to be paid to Mr.
Beit-On upon the consummation of the merger, are approved, but will be counted as part of the required quorum.

ADJOURNMENT

     If within half an hour from the time appointed for the extraordinary general meeting a quorum is not present, the extraordinary general meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chairman may determine with the consent of the holders of a majority of the voting power represented at the extraordinary general meeting in person or by proxy and voting on the question of adjournment.

                                       11

                   BENEFICIAL OWNERSHIP OF TECNOMATIX SHARES

     The following table sets forth the number and percentage of Tecnomatix ordinary shares beneficially owned, as of January 24, 2005 (except as otherwise noted in the footnotes), by (i) all persons known by us to own beneficially more than five percent of the outstanding Tecnomatix ordinary shares; and (ii)
each of our directors and executive officers that holds more than 1% of our outstanding ordinary shares. With respect to the holdings of SCP Private Equity
II, LLC, Shlomo Dovrat, Aharon Dovrat, Harel Beit-On and Avi Zeevi, we have relied both on reports filed by this entity and these persons with the
Securities and Exchange Commission and on our records.

                                            BENEFICIALLY OWNED (1)     PERCENT OF CLASS (2)
NAME                                       ------------------------   ---------------------

Shlomo Dovrat(3) .......................          1,084,745                     8.6%
Harel Beit-On(4) .......................          1,049,566                     8.2%
SCP Private Equity II, LLC(5) ..........            897,823                     7.3%
Gerald B. Cramer(6) ....................            467,162                     3.8%
Avi Zeevi(7) ...........................            219,718                     1.8%
Aharon Dovrat(8) .......................            106,000                     0.9%
Kenneth J. Bialkin(9) ..................             43,968                     0.4%

----------
(1)   Beneficial ownership is determined in accordance with the rules of the
      Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this proxy statement are deemed outstanding for purposes of computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for the purpose of computing the beneficial ownership percentage of any other person. Except as indicated
      by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)   All percentages are calculated based on 12,214,510 of our issued and outstanding ordinary shares as of January 24, 2005. Such number excludes
      1,956,853 of our ordinary shares held by one of our wholly owned subsidiaries.

(3)   Shlomo Dovrat is a party to certain understandings with Harel Beit-On and
      Avi Zeevi and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Dovrat expressly disclaims beneficial ownership of such shares. In addition, Mr. Dovrat is a major shareholder and director of A. S. Dovrat Management Ltd., which provides advisory services to D. Partners (Israel) L.P. and D. Partners
      (BVI) L.P., investment funds which hold 66,627 and 123,736 of our ordinary shares, respectively. Mr. Dovrat is also a major shareholder of
      Dovrat & Co. Ltd., the parent company of the general partner of D.
      Partners (Israel) L.P. Mr. Dovrat expressly disclaims beneficial ownership of the 190,363 of our ordinary shares held by these investment funds. The number of ordinary shares beneficially held by Shlomo Dovrat includes options to acquire 400,200 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this proxy statement. Mr. Dovrat also holds additional options to acquire 46,800 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this proxy statement, except if the agreement of merger is approved by Tecnomatix's shareholders. The exercise price of the options ranges between
      $6.875-$25.75 per share. The expiration dates of the options are between
      May 2007 and March 2013. For more information on the ordinary shares held by Mr. Dovrat, please see "Undertaking Agreements and Irrevocable
      Proxies" beginning on page 45 of this proxy statement and "The Merger --
      Arrangements between UGS and Certain Shareholders; Other Voting
      Agreements" beginning on page 26 of this proxy statement.

(4)   Harel Beit-On is a party to certain understandings with Shlomo Dovrat and
      Avi Zeevi and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Beit-On expressly disclaims beneficial ownership of such shares. The number of ordinary shares beneficially held by Harel Beit-On includes options to acquire
      536,950 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this proxy statement. Mr. Beit-On also holds additional options to acquire 46,800 of our ordinary shares that are not scheduled to become exercisable within
      60 days of the date of this proxy statement, except if the agreement of merger is approved by Tecnomatix's shareholders. The exercise price of the options ranges between $6.875-$25.75 per share. The expiration dates of the options are between January 2006 and March 2013. For more information on the ordinary shares held by Mr. Beit-On, please see
      "Undertaking Agreements and Irrevocable Proxies" beginning on page 45 of this proxy statement and "The Merger -- Arrangements between UGS and
      Certain Shareholders; Other Voting Agreements" beginning on page 26 of this proxy statement.

(5)   The ordinary shares beneficially held by SCP Private Equity II, LLC, or
      SCP Management, consist of 758,059 ordinary shares held directly by
      USDATA Liquidating Trust (all of which USDATA has agreed to vote in the same manner as recommended by our board of directors) and 139,764 ordinary shares held directly by SCP Private Equity Partners II, L.P., or
      SCP Partnership (all of which SCP Partnership has agreed to vote in the same manner as recommended by our board of directors). The aggregate of
      897,823 ordinary shares were purchased from us in September 2003 by SCP
      Partnership and USDATA as part of an asset acquisition transaction described in Item 4 and Item 10C of the company's annual report filed on
      Form 20-F for the period ended December 31, 2003. SCP Partnership is the primary stockholder of USDATA. SCP Management is the manager of SCP
      Private Equity II General Partner, L.P., which in turn is the general partner of SCP Partnership. Pursuant to a certain management agreement,
      SCP Management exercises voting and investment powers

                                       12

      on behalf of SCP Partnership, which include the power to make voting and investment decisions regarding the securities held by SCP Partnership.
      Accordingly, SCP Management may be deemed to beneficially own the 758,059 shares held by USDATA and the 139,764 ordinary shares held by SCP
      Partnership. In addition, Wachovia Bank National Association currently holds 127,748 of our ordinary shares as an escrow agent pursuant to the provisions of a certain escrow agreement dated September 19, 2003 entered into by SCP Partnership, USDATA, Wachovia Bank and us in connection with the USDATA asset acquisition transaction. Under the escrow agreement, such
      127,748 shares are held in escrow by Wachovia Bank for a period of up to
      18 months following the consummation of the asset acquisition transaction, and may be used to indemnify us in the event of a breach of the representations and warranties made by USDATA in the asset purchase agreement. Upon the expiration of the 18-month period, and assuming no claim for indemnification will be submitted by us to the escrow agent by such date, all such 127,748 shares will be released by Wachovia Bank to
      USDATA. If all of such shares are released to USDATA, SCP Management will beneficially hold (directly and through its control over USDATA) an aggregate of 1,025,571 of our ordinary shares, representing 8.4% of our currently issued and outstanding ordinary shares. For more information on the ordinary shares held by SCP Private Equity, please see "The Merger --
      Arrangements between UGS and Certain Shareholders; Other Voting
      Agreements" beginning on page 26 of this proxy statement.

(6)   The number of ordinary shares beneficially held by Gerald B. Cramer also includes options to acquire 41,000 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this proxy statement. The shares listed on the table include shares held by a number of trusts for the benefit of members of
      Mr. Cramer's family and other related entities. Mr. Cramer also holds additional options to acquire 19,000 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this proxy statement, except if the agreement of merger is approved by Tecnomatix's shareholders. The exercise price of the options ranges between
      $6.875-$18.375 per share. The expiration dates of the options are between
      July 2006 and October 2013. In addition, Mr. Cramer is involved with D
      Partners (BVI) L.P., an investment fund that holds 123,736 of our ordinary shares. Mr. Cramer expressly disclaims beneficial ownership of such shares.

(7)   Avi Zeevi is a party to certain understandings with Harel Beit-On and
      Shlomo Dovrat and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Zeevi expressly disclaims beneficial ownership of such shares. The number of ordinary shares beneficially held by Avi Zeevi includes options to acquire 81,600 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this proxy statement. Mr. Zeevi also holds additional options to acquire
      15,400 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this proxy statement, except if the agreement of merger is approved by Tecnomatix's shareholders. The exercise price of the options ranges between $6.875-$20.75 per share. The expiration dates of the options are between July 2009 and March 2013. For more information on the ordinary shares held by Mr. Zeevi, please see
      "Undertaking Agreements and Irrevocable Proxies" beginning on page 45 of this proxy statement and "The Merger -- Arrangements between UGS and
      Certain Shareholders; Other Voting Agreements" beginning on page 26 of this proxy statement.

(8)   Aharon Dovrat is a major shareholder and director of A. S. Dovrat
      Management Ltd., which provides advisory services, among others, to D.
      Partners (Israel) L.P. and D. Partners (BVI) L.P., investment funds which hold 66,627 and 123,736 of our ordinary shares, respectively. Mr. Dovrat is also a major shareholder of Dovrat & Co. Ltd., the parent company of the general partner of D. Partners (Israel) L.P. Mr. Dovrat expressly disclaims beneficial ownership of such 190,363 ordinary shares held by these investment funds. Pursuant to a power of attorney granted to Mr.
      Dovrat, he may exercise certain rights with respect to 110,528 of our ordinary shares held by Aldon Holding Ltd., and as a result he may be deemed to beneficially own such ordinary shares. Mr. Dovrat expressly disclaims beneficial ownership of such shares. The number of ordinary shares beneficially held by Aharon Dovrat includes options to acquire
      36,000 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this proxy statement. Mr. Dovrat also holds additional options to acquire 4,000 of our ordinary shares that are not scheduled to become exercisable within
      60 days of the date of this proxy statement, except if the agreement of merger is approved by Tecnomatix's shareholders. The exercise price of the options ranges between $6.875-$18.375 per share. The expiration dates of the options are between July 2006 and January 2011. Pursuant to a power of attorney granted to Mr. Dovrat, he may exercise certain rights with respect to 110,528 of our ordinary shares held by Aldon Holding
      Ltd., and as a result he may be deemed to beneficially own such ordinary shares. Mr. Dovrat expressly disclaims beneficial ownership of such shares. For more information on the ordinary shares held by Mr. Dovrat, please see "Undertaking Agreements and Irrevocable Proxies" beginning on page 45 of this proxy statement and "The Merger -- Arrangements between
      UGS and Certain Shareholders; Other Voting Agreements" beginning on page
      26 of this proxy statement.

(9)   The number of ordinary shares beneficially held by Kenneth J. Bialkin includes options to acquire 36,000 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this proxy statement. Mr. Bialkin also holds additional options to acquire 4,000 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this proxy statement. All such options are held by Mr. Bialkin for the benefit of
      Skadden, Arps, Slate, Meagher & Flom LLP, a law firm that serves as our
      U.S. counsel, of which Mr. Bialkin is a partner. The exercise price of the options ranges between $6.875-$18.375 per share. The expiration dates of the options are between July 2006 and January 2011. The number of ordinary shares excludes 2,000 of our ordinary shares held by the Bialkin
      Family Foundation for which Mr. Bialkin disclaims beneficial ownership.
      In addition, Mr. Bialkin is an investor in D Partners (BVI) L.P., an investment fund in which Mr. Bialkin and the Bialkin Family Foundation hold an aggregate interest of 2.99%. D Partners (BVI) L.P. holds 123,736 of our ordinary shares. Mr. Bialkin expressly disclaims beneficial ownership of such shares.

                                       13

                                  THE MERGER

     The discussion of the merger set forth below is qualified by reference to the agreement of merger, which is attached to this proxy statement as Annex A.
We encourage you to read the agreement of merger carefully, because it is the legal document that governs the merger.

GENERAL

     Tecnomatix's audit committee and board of directors have unanimously determined that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders and the board of directors determined that considering the financial position of Tecnomatix and Treasure Acquisition Sub, no reasonable concern exists that Tecnomatix, as the surviving corporation, will be unable to fulfill the obligations of Tecnomatix to its creditors and to the creditors of Treasure Acquisition Sub. The board of directors has unanimously approved, adopted and authorized the agreement of merger, the merger and the other transactions contemplated by the agreement of merger and has further unanimously approved the proposed bonus to be paid to Mr. Beit-On upon the consummation of the merger. ACCORDINGLY, THE BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE:

    o "FOR" APPROVAL OF THE AGREEMENT OF MERGER AND THE TRANSACTIONS
      CONTEMPLATED BY THE AGREEMENT OF MERGER, INCLUDING THE MERGER; AND

    o "FOR" APPROVAL OF THE BONUS PROPOSED TO BE PAID TO MR. BEIT-ON UPON THE
      CONSUMMATION OF THE MERGER.

     SHAREHOLDERS SHOULD NOT FORWARD ANY CERTIFICATES REPRESENTING TECNOMATIX
ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER IS COMPLETED,
CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH THE INSTRUCTIONS THAT WILL
BE SET FORTH IN A LETTER OF TRANSMITTAL BY THE PAYING AGENT APPOINTED BY UGS.
THIS LETTER OF TRANSMITTAL WILL BE SENT TO SHAREHOLDERS NO LATER THAN THREE
BUSINESS DAYS AFTER THE COMPLETION OF THE MERGER.

BACKGROUND OF THE MERGER

     From time to time, Tecnomatix, with its financial and legal advisors, evaluates possible strategic alternatives. In June 2003, a third party, referred to as the original third party, contacted Tecnomatix to indicate its interest in exploring the possibility of a business combination with
Tecnomatix. Following this contact, Tecnomatix's board of directors retained
Morgan Stanley & Co. Limited to act as its financial advisor and to assist
Tecnomatix in its efforts to explore a possible transaction with the original third party.

     Over the course of the summer of 2003, Tecnomatix, the original third party and their respective financial advisors held a series of meetings regarding a potential transaction involving Tecnomatix. The parties were unable to reach an agreement on valuation and no firm acquisition offer was received by Tecnomatix. In August 2003, discussions between the parties were terminated.

     Following an approach in late 2003 from another third party expressing an interest in exploring a possible business combination with Tecnomatix, in
January 2004, Tecnomatix's board of directors, after reviewing the future business needs of Tecnomatix and considering this interest, decided to explore
Tecnomatix's alternatives with respect to this interest and to engage in a broader process to explore other strategic alternatives. The board of directors also authorized Morgan Stanley and the chairman of the board of directors,
Harel Beit-On, with the assistance of senior management of Tecnomatix, to explore such alternatives and to solicit interest from a larger group of potential buyers. Following this authorization, between January and October
2004, Morgan Stanley contacted a selected group of potential buyers, a number of whom signed confidentiality agreements. In February and March of 2004,
Tecnomatix and Morgan Stanley began to collect and prepare due diligence information to be shared with potential bidders. Between March and December of
2004, Tecnomatix gave a number of management presentations to potential buyers who had signed confidentiality agreements.

     On or about June 10, 2004, Tecnomatix and UGS entered into a confidentiality agreement, following which information regarding Tecnomatix was provided to UGS. However, the discussions between the parties did not progress at that time in any significant fashion.

                                       14

     Prior to the Fall of 2004, Tecnomatix had not received any indication of interest from any of the potential buyers. In the Fall of 2004, the original third party approached Tecnomatix, indicating, on a more serious basis, a renewed interest in discussing a possible transaction with Tecnomatix. In
November 2004, Tecnomatix received follow-up letters from the original third party confirming this renewed interest as well as indicating its willingness, subject to the completion of due diligence, to make a cash offer for
Tecnomatix.

     Following this contact by the original third party, Tecnomatix and its representatives contacted UGS to inquire whether UGS remained interested in exploring a possible transaction. UGS responded affirmatively. On November 30,
2004, Tecnomatix and UGS entered into an amendment to their original confidentiality agreement pursuant to which, among other things, Tecnomatix agreed to keep confidential the discussions between UGS and Tecnomatix.

     Also on November 30, 2004, following the parties' entering into the confidentiality agreement, Tecnomatix received a letter from UGS indicating its willingness to consider, subject to the completion of due diligence, making a cash offer for Tecnomatix.

     On December 6, 2004, Tecnomatix's board of directors met to consider these expressions of interest and determined to permit UGS and the original third party to conduct due diligence and to authorize the chairman of the board of directors, Harel Beit-On, and Tecnomatix's management to continue their efforts to develop a possible transaction for consideration by the board of directors.
In early December 2004, a data room was established at the London offices of
Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to Tecnomatix.

     Between December 8 and December 10, 2004, UGS conducted a review of the due diligence materials made available in the London data room. UGS asked questions and requested additional information and Tecnomatix responded to these requests and provided more information. In addition, members of
Tecnomatix's management met with management of UGS in New York on December 10,
2004 in order to more fully respond to UGS's questions.

     Between December 13 and December 15, 2004, the original third party conducted a review of the due diligence materials made available in the London data room. The original third party asked additional questions and Tecnomatix responded to these questions and provided the original third party with supplemental information. Additional presentations to management of the original third party were held on December 16, 2004.

     On December 17, 2004, Morgan Stanley, on behalf of Tecnomatix, sent a letter to each of UGS and the original third party requesting the submission of an indication of interest for a possible acquisition of Tecnomatix. The letter was accompanied by an initial draft agreement of merger and requested that each such company submit a letter to Morgan Stanley on or before 5:00 p.m., London time, on December 24, 2004 setting forth its indication of interest, including, among other matters, the proposed purchase price and form of consideration, any third party consents and governmental approvals required for such company to enter into the agreement of merger and complete the merger, and attaching a full markup of the draft agreement of merger reflecting proposed changes to the initial draft agreement of merger. Morgan Stanley also sent to UGS and the original third party supplementary due diligence information in response to previous requests.

     During the week of December 20th, representatives of Tecnomatix and its advisors met with representatives of UGS to discuss various transactional issues, including tax structuring and accounting issues.

     On December 24, 2004, Morgan Stanley received a letter from UGS setting forth its indication of interest in acquiring Tecnomatix at a cash purchase price of $17.00 per ordinary share of Tecnomatix stock with no due diligence or financing conditions. The letter was accompanied by a markup of the initial draft agreement of merger. The letter also asked Tecnomatix to confirm its anticipated transaction costs.

     Also on December 24, 2004, Morgan Stanley received a letter from the original third party clarifying its expression of interest at a price lower than that reflected in UGS's proposal.

                                       15

     On December 26, 2004, Tecnomatix's board of directors met to consider the expressions of interest which had been received. After full consideration of both expressions of interest, the board of directors determined that the UGS offer reflected a superior proposal and authorized the chairman of the board of directors, Harel Beit-On, and Tecnomatix's management to pursue, on behalf of
Tecnomatix, negotiations with UGS in an effort to obtain a definitive agreement, subject to approval by the board of directors. On December 27, 2004,
Morgan Stanley, at the request of the chairman of the board of directors, contacted UGS in order to seek clarification on four issues raised by UGS's proposal: (i) certain terms included in the exceptions to the definition of
"material adverse effect", which Tecnomatix did not find acceptable, (ii) the treatment of unvested options under the 2003 Global Share Option Plan, (iii)
conditions to closing relating to the receipt of confidentiality / non-compete agreements from employees and (iv) the acceptability of Tecnomatix's anticipated transaction costs. Morgan Stanley also communicated to representatives of UGS that, assuming satisfactory clarification and resolution of the above referenced issues, Tecnomatix would be willing to meet to discuss possible terms for a definitive agreement of merger. Following satisfactory responses from UGS, the chairman of the board of directors, Harel Beit-On, and
Tecnomatix's management authorized and directed Skadden Arps, with the assistance of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel to
Tecnomatix, to prepare a revised draft agreement of merger to be delivered to
UGS the next day.

     On December 28, 2004, Skadden Arps delivered a revised draft of the agreement of merger to Ropes & Gray LLP, U.S. counsel to UGS. The parties agreed to meet at the offices of Skadden Arps on December 29 to discuss
Tecnomatix's response to UGS. During the period from the morning of December
29, 2004 through the late night hours of January 3, 2005, Tecnomatix and UGS, and their respective financial and legal advisors, engaged in extensive negotiations both in person and by telephone regarding the terms and conditions of the agreement of merger and related documentation.

     On January 3, 2005, special meetings of the audit committee of the board of directors of Tecnomatix and of Tecnomatix's board of directors were held for the purpose of considering the proposed merger. At the special meetings, the management of Tecnomatix and its legal and financial advisors made presentations regarding various aspects of the proposed transaction. Morgan
Stanley reviewed the financial analyses performed by Morgan Stanley in connection with its evaluation of the $17.00 per share cash amount to be received by the holders of Tecnomatix ordinary shares in the merger. Morgan
Stanley also rendered an oral opinion to the effect that, as of January 3, 2005 and based upon and subject to the matters stated in its opinion, the $17.00 per share cash amount to be received by the holders of Tecnomatix ordinary shares pursuant to the agreement of merger was fair, from a financial point of view, to such holders.

     After careful consideration and deliberation at the special meeting, the audit committee then voted unanimously to adopt resolutions:

    o determining that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders;

    o recommending to the board of directors that the board vote in favor of approval of the agreement of merger and the transactions contemplated thereby, including the merger and UGS's agreement to cause Tecnomatix to enter into indemnification undertakings with current and former directors and officers of Tecnomatix and to cause Tecnomatix to purchase "tail" or
      "runoff" insurance;

    o recommending to the board of directors that the agreement of merger be submitted for approval to a vote of the shareholders of Tecnomatix;

    o recommending to the board of directors that the treatment of options, in the manner set forth in the agreement of merger, be approved;

    o recommending to the board of directors that it recommend that shareholders vote "FOR" approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger and that, subject to the provisions of the agreement of merger, this proxy statement contain such recommendation; and

                                       16

    o directing management to call an extraordinary general meeting and to take the other actions necessary under the Israeli Companies Law to complete the merger.

     Immediately thereafter, after careful consideration and deliberation and based, in part, on the recommendation of the audit committee, Tecnomatix's board of directors voted unanimously at its special meeting to adopt resolutions:

    o approving, adopting and authorizing in all respects the agreement of merger and the related agreement and transactions;

    o determining that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders;

    o determining that, considering the financial position of Tecnomatix and
      Treasure Acquisition Sub, no reasonable concern existed that Tecnomatix, as the surviving corporation, would be unable to fulfill the obligations of Tecnomatix to its creditors;

    o approving the treatment of options, in the manner set forth in the agreement of merger;

    o directing management to call an extraordinary general meeting and to take the other actions necessary under the Israeli Companies Law to complete the merger; and

    o recommending to shareholders that they vote "FOR" approval and adoption of the agreement of merger and the transactions contemplated thereby, including the merger.

     On January 3, 2005, the UGS board of directors met to consider the proposed agreement of merger and other agreements related to the transaction.
After full consideration, the UGS board of directors voted unanimously to approve, adopt and authorize the agreement of merger, the related agreements and the transactions contemplated by the agreements.

     Early in the morning, on January 4, 2005, Tecnomatix and UGS executed the agreement of merger. Prior to the opening of the Nasdaq National Market on
January 4, 2005, Tecnomatix and UGS each issued a press release announcing the execution of the agreement of merger.

RECOMMENDATION OF TECNOMATIX'S BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     At a special meeting of Tecnomatix's board of directors held on January 3,
2005, after careful consideration, the board of directors has unanimously determined that the agreement of merger and the transactions contemplated thereby, including the merger, are advisable, fair to and in the best interests of Tecnomatix and its shareholders and that considering the financial position of Tecnomatix and Treasure Acquisition Sub, no reasonable concern exists that
Tecnomatix, as the surviving corporation, will be unable to fulfill the obligations of Tecnomatix to its creditors. The board of directors has unanimously approved, adopted and authorized the agreement of merger.
Accordingly, the board of directors unanimously recommends that shareholders vote "FOR" approval of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger. The board of directors also unanimously approved the proposed bonus to be paid to Mr.
Beit-On upon the consummation of the merger and recommends that shareholders vote "FOR" approval of the bonus proposed to be paid to Mr. Beit-On upon the consummation of the merger.

     In reaching its decision to approve, adopt and authorize the agreement of merger and to recommend approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, by Tecnomatix shareholders, Tecnomatix's board of directors considered at its special meeting held on January 3, 2005, among other things, several material factors, including without limitation:

    o the board of directors' familiarity with the business, financial condition, results of operations, current business strategy and future prospects of Tecnomatix, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which Tecnomatix operates and Tecnomatix's position in such markets;

                                       17

    o the historical market prices and trading information for Tecnomatix's shares -- in this regard, the board of directors considered, among other things, the premium that the $17.00 per share cash merger consideration in the merger represents relative to recent and historical trading prices and averages;

    o the fact that the consideration would be paid entirely in cash and that the merger is not subject to any financing condition;

    o the written opinion of Morgan Stanley to the effect that, as of January
      3, 2005, and based upon the factors and subject to the assumptions set forth in its written opinion, the cash consideration to be received by the holders of Tecnomatix's ordinary shares pursuant to the agreement of merger was fair from a financial point of view to such shareholders, as well as the financial analyses reviewed by Morgan Stanley and which are discussed herein;

    o Tecnomatix's prior efforts to solicit third party interest;

    o its belief, given the efforts to solicit third party interest, that the merger represents the best transaction reasonably available to maximize shareholder value;

    o its belief, given the industry in which Tecnomatix competes and the trading prices of Tecnomatix's shares over the last several years, that, absent a sale transaction, Tecnomatix's shares were unlikely to trade in the foreseeable future at prices greater than the merger consideration;

    o its belief that the merger will provide Tecnomatix with additional resources and capabilities and, thereby, be in a better position to serve its customers and grow;

    o the ability of Tecnomatix's board of directors to terminate the agreement of merger by exercising its fiduciary duties, under specified circumstances, including in connection with the receipt of a superior proposal, and upon payment of a termination fee;

    o the Board's belief that the conditions to closing, including the receipt of required regulatory approvals, should be capable of satisfaction; and

    o the fact that the agreement of merger is required to be submitted to
      Tecnomatix's shareholders for approval, which allows for an informed vote by Tecnomatix's shareholders on the merits of the transaction.

     Tecnomatix's board of directors also considered, among others, the following factors, including a number of potentially negative factors:

    o the risks and contingencies related to the announcement and pendency of the merger, including the potential impact of the announcement of the transaction on Tecnomatix's employees, customers and Tecnomatix's relationships with third parties;

    o the fact that Tecnomatix will no longer exist as an independent public company and Tecnomatix's shareholders will forgo any future increase in
      Tecnomatix's value that might result from Tecnomatix's possible growth;

    o the fact that under the terms of the agreement of merger, Tecnomatix cannot solicit other acquisition proposals and must pay to UGS a termination fee, if the merger is terminated under certain circumstances;

    o the fact that some provisions of the agreement of merger and related documents, including the execution of undertaking agreements and proxies by certain shareholders, might have the effect of discouraging other persons potentially interested in acquiring Tecnomatix from pursuing an acquisition of Tecnomatix;

    o the fact that the income realized by shareholders as a result of the merger generally will be taxable to Tecnomatix's shareholders;

    o the fact that, in 2000 and 2001, the market price of Tecnomatix's shares had traded at prices considerably higher than the cash consideration to be paid to Tecnomatix's shareholders in the merger; and

                                       18

    o the matters set forth in the section "The Merger -- Interest of
      Tecnomatix Officers and Directors" beginning on page 25 of this proxy statement.

     The foregoing discussion of the information and factors considered by
Tecnomatix's board of directors is not intended to be exhaustive. In view of the variety of factors considered in evaluating the merger, Tecnomatix's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of Tecnomatix's board of directors may have given different weight to different factors. For a discussion of the interests of Tecnomatix's management and directors in the merger, please see "The Merger -- Interest of Tecnomatix Officers and
Directors" beginning on page 25 of this proxy statement.

OPINION OF MORGAN STANLEY & CO. LIMITED

     Tecnomatix retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. Tecnomatix selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation. At the special meeting of Tecnomatix's board of directors on
January 3, 2005, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of January 3, 2005, based upon and subject to the various considerations set forth in the opinion, the merger consideration per share consisting of $17.00 in cash pursuant to the agreement of merger was fair from a financial point of view to holders of ordinary shares of
Tecnomatix.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY, DATED AS OF
JANUARY 3, 2005, IS ATTACHED TO THIS PROXY STATEMENT AS ANNEX C. THE OPINION
SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED,
MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY
MORGAN STANLEY IN RENDERING ITS OPINION. WE ENCOURAGE YOU TO READ THE ENTIRE
OPINION CAREFULLY. MORGAN STANLEY'S OPINION IS DIRECTED TO TECNOMATIX'S BOARD
OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF
THE MERGER CONSIDERATION PURSUANT TO THE AGREEMENT OF MERGER TO HOLDERS OF
SHARES OF TECNOMATIX ORDINARY SHARES AS OF THE DATE OF THE OPINION. IT DOES NOT
ADDRESS ANY OTHER ASPECTS OF THE MERGER AND DOES NOT CONSTITUTE A
RECOMMENDATION TO ANY HOLDER OF TECNOMATIX ORDINARY SHARES AS TO HOW TO VOTE AT
TECNOMATIX'S EXTRAORDINARY GENERAL MEETING. THE SUMMARY OF THE OPINION OF
MORGAN STANLEY SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY
BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In connection with rendering its opinion, Morgan Stanley, among other things:

    o reviewed certain publicly available financial statements and other information of Tecnomatix and UGS;

    o reviewed certain internal financial statements and other financial and operating data concerning Tecnomatix prepared by the management of
      Tecnomatix;

    o reviewed certain financial projections prepared by the management of
      Tecnomatix;

    o discussed the past and current operations and financial condition and the prospects of Tecnomatix, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Tecnomatix;

    o reviewed the reported prices and trading activity for the Tecnomatix ordinary shares;

    o compared the financial performance of Tecnomatix and the prices and trading activity of the Tecnomatix ordinary shares with that of certain other comparable publicly-traded companies and their securities;

    o reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    o participated in discussions and negotiations among representatives of
      Tecnomatix and UGS (and certain other parties) and their financial and legal advisors;

                                       19

    o reviewed the agreement of merger and the form of undertaking agreement
      (whereby several significant shareholders of Tecnomatix holding approximately 13% of the Tecnomatix ordinary shares each agreed, among other things, to grant an irrevocable proxy with respect to approval of the merger), and certain related documents;

    o reviewed commitment letters, and certain related documents, related to the financing of the merger addressed to UGS from J.P. Morgan Securities
      Inc. and JPMorgan Chase Bank, N.A. and Citigroup Global Markets Inc. and
      Citicorp North America, Inc. dated December 23, 2004; and

    o performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Tecnomatix. Morgan Stanley assumed that the warrants issued to UGS PLM Solution, Inc. by Tecnomatix and effective as of July 12, 2002 will be terminated in connection with the merger.
In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the agreement of merger without any waiver or amendment of any terms or conditions and that receipt of all necessary regulatory and other approvals for the merger will be obtained.
Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Tecnomatix, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley's opinion was necessarily based on economic, financial, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, January 3, 2005.

     The following is a brief summary of the material analyses performed by
Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated January 3, 2005. The various analyses summarized below were based on closing prices for the ordinary shares of Tecnomatix as of
December 31, 2004, the last full trading day preceding the day of the special meeting of Tecnomatix's board of directors to consider and approve, adopt and authorize the agreement of merger. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis

     Morgan Stanley reviewed the range of closing prices of Tecnomatix ordinary shares for various periods ending on December 31, 2004. Morgan Stanley observed the following:

               PERIOD ENDING                RANGE OF
              DECEMBER 31, 2004          CLOSING PRICES
       ------------------------------   ----------------

       Last 30 Trading Days .........   $12.48 - $15.37
       Last 90 Trading Days .........   $10.70 - $15.37
       Last Twelve Months ...........   $10.70 - $15.37

     Morgan Stanley calculated that the merger consideration pursuant to the agreement of merger represents a 29.7% price premium to the 30 trading days average of Tecnomatix ordinary shares prior to December 31, 2004.

Comparable Company Analysis

     Morgan Stanley compared certain financial information of Tecnomatix with publicly available consensus earnings estimates for other companies that shared similar business characteristics to Tecnomatix. The companies used in this comparison included the following software companies:

                                       20

    o Agile Software;

    o Ansys;

    o Aspen Technologies;

    o Autodesk;

    o Aveva Group;

    o Dassault Systemes;

    o Manugistics;

    o MatrixOne;

    o MRO Software; and

    o PTC.

     For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

    o the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year
      2004 revenues (based on publicly available estimates);

    o the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated calendar year
      2005 revenues (based on publicly available estimates);

    o the ratio of price to estimated earnings for calendar year 2004 (based on publicly available estimates); and

    o the ratio of price to estimated earnings for calendar year 2005 (based on publicly available estimates).

     Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a representative range of financial multiples of the comparable companies and applied this range of multiples to the relevant Tecnomatix financial statistic. For purposes of estimated calendar year 2004 and 2005 revenues and calendar year 2004 and 2005 earnings, Morgan
Stanley calculated a range of estimates by utilizing financial forecasts prepared by the management of Tecnomatix and publicly available equity research estimates. Based on Tecnomatix's current outstanding shares and options, Morgan
Stanley estimated the implied value per Tecnomatix share as of December 31,
2004 as follows:

                                                         TECNOMATIX        COMPARABLE         IMPLIED VALUE
                                                          FINANCIAL     COMPANY MULTIPLE     PER SHARE RANGE
CALENDAR YEAR FINANCIAL                                   STATISTIC         STATISTIC        FOR TECNOMATIX
-----------------------------------------------------   ------------   ------------------   ----------------

Aggregate Value to Estimated 2004 Revenues ..........     $100.8 MM       1.0x - 2.0x        $9.10 - $16.10
Aggregate Value to Estimated 2005 Revenues ..........     $117.5 MM       0.8x - 1.8x        $8.60 - $16.80
Price to Estimated 2004 Earnings ....................      $3.1 MM       25.0x - 35.0x       $6.20 - $8.60
Price to Estimated 2005 Earnings (Research) .........     $10.8 MM       15.0x - 20.0x      $12.60 - $16.20
Price to Estimated 2005 Earnings ....................     $12.8 MM       15.0x - 20.0x      $14.60 - $18.80

     No company utilized in the comparable company analysis is identical to
Tecnomatix. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Tecnomatix, such as the impact of competition on the businesses of Tecnomatix and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Tecnomatix or the industry or in the financial markets in general.
Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

                                       21

Discounted Cash Flow Analysis

     Morgan Stanley calculated a range of equity values per share for
Tecnomatix based on a discounted cash flow analysis. Morgan Stanley relied on financial projections provided by the management of Tecnomatix for calendar years 2004 through 2005 and extrapolations from those projections reviewed by the management of Tecnomatix for calendar years 2006 through 2009. In arriving at the estimated equity values per share of Tecnomatix ordinary shares, Morgan
Stanley calculated a terminal value as of December 31, 2009 by applying a range of perpetual growth rates ranging from 3% to 4%. The unlevered free cash flows from calendar year 2005 through 2009 and the terminal value were then discounted to present values using a range of discount rates of 11% to 13%.
Morgan Stanley assumed Tecnomatix's net cash balance to be approximately $13.6 million in order to arrive at a range of equity values and implied share prices.

     The following table summarizes Morgan Stanley's analysis:

                                                                IMPLIED EQUITY VALUE      IMPLIED EQUITY VALUE
FINANCIAL STATISTIC                                              OF TECNOMATIX ($MM)     PER SHARE OF TECNOMATIX
------------------------------------------------------------   ----------------------   ------------------------

3%-4% perpetual growth rate, 11%-13% discount rate .........        $205 - $283             $15.50 - $20.70

Securities Research Analysts' Price Targets

     Morgan Stanley reviewed and analyzed future public market trading price targets for Tecnomatix ordinary shares prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of Tecnomatix ordinary shares. The range of equity analyst price targets for Tecnomatix was $16.00 to $18.00.

     The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for
Tecnomatix ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Tecnomatix and future financial market conditions. Additionally, it should be noted that Tecnomatix is not well-covered by analysts and Morgan Stanley identified only two data points.

Analysis of Precedent Transactions

     Morgan Stanley compared the premia paid in 31 selected software transactions since 2003 in which the target company was publicly traded and received cash consideration.

     The following table summarizes Morgan Stanley's analysis:

                                              TECNOMATIX/UGS     MEDIAN OF
                                               PLM FINANCIAL     REFERENCE    REPRESENTATIVE   IMPLIED VALUE
PRECEDENT TRANSACTION FINANCIAL STATISTICS       STATISTIC     TRANSACTIONS        RANGE         PER SHARE
-------------------------------------------- ---------------- -------------- ---------------- --------------

Premium to 1-day prior price ...............        10.6%           26%            25%            $ 16.56
Premium to 1-month prior price .............        36.2%           38%            40%            $ 18.55

     Morgan Stanley also analyzed the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated last twelve month revenues (based on publicly available information), of 18 selected software transactions in the product lifecycle management sector since 1997 and the implied value per Tecnomatix share based on a range of multiples.

     The following table summarizes Morgan Stanley's analysis:

                                                        TECNOMATIX         COMPARABLE          IMPLIED VALUE
                                                         FINANCIAL        TRANSACTIONS        PER SHARE RANGE
PRECEDENT TRANSACTION FINANCIAL STATISTICS               STATISTIC     MULTIPLE STATISTIC     FOR TECNOMATIX
----------------------------------------------------   ------------   --------------------   ----------------

Aggregate Value to Estimated 2004 Revenues .........     $100.8 MM         1.5x - 2.5x        $12.70 - $19.50

     No company or transaction utilized in the precedent transaction analyses is identical to Tecnomatix or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters,

                                       22

which are beyond the control of Tecnomatix and UGS, such as the impact of competition on the business of Tecnomatix, UGS or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Tecnomatix, UGS or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

     In connection with the review of the merger by Tecnomatix's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Tecnomatix. In performing its analyses, Morgan
Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Tecnomatix. Any estimates contained in Morgan
Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

     Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the agreement of merger from a financial point of view to holders of shares of
Tecnomatix ordinary shares and in connection with the delivery of its opinion to Tecnomatix's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of ordinary shares of
Tecnomatix might actually trade.

     The merger consideration was determined through arm's-length negotiations between Tecnomatix and UGS and was approved by Tecnomatix's board of directors.
Morgan Stanley provided advice to Tecnomatix during these negotiations. Morgan
Stanley did not, however, recommend any specific merger consideration to
Tecnomatix or that any specific merger consideration constituted the only appropriate merger consideration for the merger.

     Morgan Stanley's opinion and its presentation to Tecnomatix's board of directors was one of many factors taken into consideration by Tecnomatix's board of directors in deciding to approve, adopt and authorize the agreement of merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Tecnomatix's board of directors with respect to the merger consideration or of whether Tecnomatix's board of directors would have been willing to agree to a different merger consideration.

     Tecnomatix's board of directors retained Morgan Stanley based upon Morgan
Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan
Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity securities of Tecnomatix for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

     Under the terms of its engagement letter, Morgan Stanley provided
Tecnomatix financial advisory services and a financial opinion in connection with the merger, and Tecnomatix agreed to pay Morgan Stanley a customary fee which is contingent upon completion of the merger. Tecnomatix has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Tecnomatix has agreed to indemnify Morgan Stanley and its affiliates, their respective directors,

                                       23

officers, agents and employees and each person, if any, controlling Morgan
Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for
Tecnomatix and UGS and have received fees in connection with such services.
Following the execution of the agreement of merger and the rendering of its opinion, Morgan Stanley was asked by UGS to participate in arranging financing for the merger, together with JP Morgan Securities Inc., JPMorgan Chase Bank,
N.A., Citigroup Global Markets Inc. and Citicorp North America, Inc., and will so participate in an effort to facilitate the arrangement of such financing.

TECNOMATIX FINANCIAL PROJECTIONS

     Tecnomatix does not, as a matter of course, make public forecasts or projections as to future financial data or performance. However, in connection with its discussions with UGS, the management of Tecnomatix provided certain projections of Tecnomatix's future financial performance to UGS and Morgan
Stanley, including those set forth below. The projections set forth below are included in this proxy statement only because this information was provided to
UGS and to Morgan Stanley. Tecnomatix's internal financial forecasts (upon which the projections provided to such entities were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and industry, business, economic, regulatory and political developments. The projections are forward-looking statements and reflect numerous assumptions made by our management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Tecnomatix's control. In addition, the projections do not consider the effect of any future combination of Tecnomatix's businesses with the businesses conducted by UGS. Shareholders are cautioned not to put undue reliance on the financial projections included in this proxy statement. See "Forward-Looking Information" beginning on page 7 of this proxy statement. The projections should be read together with the financial statements of Tecnomatix filed with the SEC. See "Where To Find More
Information" beginning on page 46 of this proxy statement.

     Set forth below is a summary of projected financial data for 2005 prepared by Tecnomatix's management and provided to UGS and the other third party.

                         SELECTED FINANCIAL INFORMATION
                                  (THOUSANDS)

                                                                             2005
                                                                         -----------

       Total revenues ................................................    $117,500
       Total cost of revenues ........................................      31,305
       Total operating expenses (research and development, selling and
        general and administrative expenses) .........................      72,816
       Operating income ..............................................      13,379
       Net Income ....................................................     $12,205(1)

----------

(1)  Includes amortization of acquired intangibles of $574 for 2005.

     The projections described above were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Generally, the later the period to which projections relate, the more unreliable those projections become due to the difficulty in making accurate predictions of future events. It is to be expected that there will be differences between actual and forecasted results, and actual results may be materially greater or less than those contained in the projections described above. The inclusion of these projections should not be regarded as an indication that Tecnomatix or UGS, or their respective affiliates or representatives,

                                       24

considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of Tecnomatix, UGS or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of Tecnomatix compared to the information contained in the projections, and none of them intends to provide any update or revision of the projections, except as required by applicable law.

TREATMENT OF OPTIONS AND WARRANTS

     Upon completion of the merger at the effective time:

    o each outstanding option to purchase ordinary shares under all option plans, other than the Tecnomatix 2003 Global Share Option Plan, as well as each option to purchase ordinary shares under the Tecnomatix 2003
      Global Share Option Plan which is vested as of the effective time of the merger, will be canceled immediately prior the effective time of the merger in exchange for the right to receive a cash payment equal to the number of shares represented by such options multiplied by the difference between the $17.00 and the applicable per share option exercise price;
      and

    o each outstanding option to purchase ordinary shares under the Tecnomatix
      2003 Global Share Option Plan which is not vested as of the effective time of the merger will be canceled immediately prior to the effective time of the merger in exchange for the right to receive an amount in cash equal to the number of shares represented by such options multiplied by the difference between $17.00 and the applicable per share option exercise price, which amount will be paid based on and in such proportion as the canceled options would have vested absent cancellation of such options. The amounts will be paid to a holder only if he or she remains employed by or in the service of Tecnomatix or its subsidiaries on the applicable vesting date. If the employment of any such holder is terminated within six months after the effective time of the merger without "cause", then the amount payable upon the next vesting date to such holder shall be paid as soon as practicable following the effective date of such termination.

     Upon completion of the transaction at the effective time of the merger, a warrant held by UGS to purchase ordinary shares, issued and effective as of
July 12, 2002 will terminate, along with any rights to purchase ordinary shares of Tecnomatix pursuant to such warrant.

INTEREST OF TECNOMATIX OFFICERS AND DIRECTORS

     In considering the recommendation of Tecnomatix's board of directors, you should be aware that our directors and executive officers have interests in the transaction as employees or directors that are different from, or in addition to, your interest as shareholders. Tecnomatix's board of directors knew about these different or additional interests and considered them, among the other factors described in this proxy statement, when it approved, adopted and authorized the agreement of merger.

Security Ownership of Management and Directors

     On the record date, directors and executive officers of Tecnomatix and parties that may be deemed to be affiliated with directors and executive officers of Tecnomatix, owned or had voting control over 2,489,733 ordinary shares, or approximately 20.4% of the outstanding shares, of which 1,596,642 shares, or approximately 13% of the outstanding shares, are subject to irrevocable proxies that instruct a third party to vote the shares in favor of the merger.

Options Held by Management and Directors

     Directors and executive officers of Tecnomatix hold an aggregate of
2,008,250 options to purchase Tecnomatix ordinary shares. These options will be treated in the merger in the manner described under "The Merger -- Treatment of
Options and Warrants" beginning on page 25 of this proxy

                                       25

statement. Of such options, 1,904,063 are either currently vested or will become vested as a result of the consummation of the merger or the approval of the merger at the extraordinary general meeting and will entitle their holders to a total of $11,759,026 (including $3,553,000 in respect to options which will become vested as a result of the merger or the approval of the agreement of merger at the extraordinary general meeting), and 104,187 unvested options shall be exchanged for the contingent right to receive cash in a total amount of up to $411,500. For more information on the effect of the merger on outstanding options, please see "The Merger -- Treatment of Options and
Warrants" beginning on page 25 of this proxy statement.

Indemnification and Insurance

     UGS has agreed to cause Tecnomatix, as the surviving corporation in the merger, to execute and deliver, at the effective time of the merger, indemnification undertakings to certain current and former directors and officers of Tecnomatix which will provide for indemnification, subject to an aggregate cap for all the covered directors and officers together of
$23,000,000.

     Following the merger, UGS agreed to purchase a directors' and officers'
liability insurance policy, which will provide continuing coverage for acts and omissions of Tecnomatix officers and directors occurring prior to the effective time of the merger on terms no less favorable to the insured parties than those currently in place, for a period of seven years following the merger, provided that UGS shall not be required to expend annually more than 150% of the annual premium currently paid by Tecnomatix for such coverage.

     Each indemnification undertaking will provide that Tecnomatix will indemnify the director or officer to the fullest extent permitted by law with respect to (1) any financial obligation imposed on such officer or director pursuant to a judgment and (2) all reasonable legal expenses incurred by the director or officer by a court of person, or in a criminal prosecution in which the director or officer was acquitted, or in a criminal prosecution in which the director or officer was convicted of an offense that does not require proof of criminal intent. However, Tecnomatix will not indemnify the director or officer with respect to:

    o a breach of the duty of loyalty of the director or officer, except while acting in good faith and having a reasonable basis to assume that such act or omission would not prejudice the benefit of Tecnomatix;

    o a reckless or intentional breach of the director's or officer's duty of care;

    o an action intended to unlawfully reap a personal gain;

    o a fine or forfeit on the director or officer; or

    o a counterclaim by Tecnomatix against the director or officer.

     As part of this indemnification, Tecnomatix will make available all amounts required to be indemnified on the first day on which the director officer is required to make a payment, even prior to a court decision. If it is ultimately determined that such director or officer was not entitled to indemnification, any sums previously advanced by Tecnomatix must be repaid.
This indemnification will be limited to expenses and matters with respect to a limited list of events, which are more fully described in Section 5 of the form of indemnification undertaking attached to this proxy statement as Annex D.

Incentive Bonus

     Subject to shareholder approval, upon the consummation of the merger, Mr.
Harel Beit-On, the chairman of Tecnomatix's board of directors, will be granted a bonus in a gross amount equal to $400,000 as compensation for Mr. Beit-On's efforts and contribution to the successful consummation of the merger.

ARRANGEMENTS BETWEEN UGS AND CERTAIN SHAREHOLDERS; OTHER VOTING AGREEMENTS

     In connection with the execution of the agreement of merger, as an inducement to UGS to enter into the agreement of merger, certain principal shareholders of Tecnomatix owning approximately 13%

                                       26

of the outstanding shares of Tecnomatix, each delivered undertaking agreements and proxies pursuant to which, among other things, each principal shareholder agreed, subject to the terms and conditions therein, (i) not to transfer any of such principle shareholder's ordinary shares (or the voting rights thereof) of
Tecnomatix, (ii) to cause all ordinary shares owned by such principle shareholder to be voted in favor of approval of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, and
(iii) to cause all ordinary shares owned by such principle shareholder to be voted against (A) a merger, consolidation, or similar transaction involving
Tecnomatix or any of its subsidiaries other than the merger with Treasure
Acquisition Sub, (B) a sale, lease, exchange, transfer or other disposition of at least 20% of the assets of Tecnomatix and its subsidiaries, taken as a whole in a single or a series of related transactions, or (C) the acquisition, directly or indirectly, by any person of beneficial ownership of 20% or more of
Tecnomatix's shares, whether by merger, consolidation, share exchange, business combination, tender offer, exchange offer, or otherwise, taken as a whole in a single or a series of related transactions.

     Each undertaking agreement and irrevocable proxy will remain effective until the earlier of (a) the termination of the agreement of merger by the parties, (b) the termination of the undertaking by the parties thereto, or (c)
the date on which the merger becomes effective.

     In addition, SCP Private Equity II, LLC and USDATA Liquidating Trust
beneficially own an aggregate of 897,823 ordinary shares of Tecnomatix, and
Wachovia Bank National Association currently holds 127,748 ordinary shares of
Tecnomatix as escrow agent for Tecnomatix in connection with certain indemnification arrangements entered into between Tecnomatix and USDATA, constituting in the aggregate approximately 8.4% of the outstanding ordinary shares of Tecnomatix, and are contractually obligated under previously existing agreements to vote such shares in the same manner as recommended by
Tecnomatix's board of directors; accordingly, we expect all such shares to be voted in favor of all matters to be presented at the extraordinary general meeting. For more information, please see "Beneficial Ownership of Tecnomatix
Shares" beginning on page 12 of this proxy statement.

NO APPRAISAL RIGHTS

     Under Israeli law, holders of Tecnomatix ordinary shares are not entitled to appraisal rights. However, under the Israeli Companies Law -- 1999, a
District Court in Israel may suspend or enjoin the merger upon the request of a creditor of Tecnomatix or Treasure Acquisition Sub (if any) if the court determines that there is a reasonable concern that Tecnomatix would not be able to perform its obligations or satisfy its liabilities to its creditors and the creditors of Treasure Acquisition Sub (if any) as a result of the merger.

EMPLOYEE MATTERS

     UGS has expressed its intent in the agreement of merger to cause the surviving corporation to provide employees with compensation and benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the effective time of the merger or by UGS to similarly situated employees of UGS.

FINANCING THE MERGER

     UGS has represented to us that it has and will have, immediately prior to, from and after the effective time of the merger, sufficient cash on-hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the merger consideration) to complete the transactions contemplated by the agreement of merger. Completion of the merger is not conditioned on UGS's obtaining financing.

REPAYMENT OF BANK HAPOALIM LOAN

     UGS has agreed to take all necessary actions to prepay Tecnomatix's outstanding indebtedness in connection with its loan agreement with Bank
Hapoalim B.M. in its entirety either at the closing or, after the closing, on any interest rollover repayment date under the loan agreement.

                                       27

CERTAIN TAX CONSEQUENCES

United States Federal Income Tax Consequences

     The following summary describes certain U.S. federal income tax consequences of the merger to U.S. Holders, as defined in the next paragraph.
This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed Treasury
Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to Tecnomatix shareholders that hold their Tecnomatix ordinary shares as capital assets within the meaning of
Section 1221 of the Code. No ruling has been or will be sought from the U.S.
Internal Revenue Service, or the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the merger.
This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary does not address the considerations that may be applicable to particular classes of U.S. Holders who are subject to special tax treatment under the Code, including (without limitation) U.S. Holders who acquired their
Tecnomatix ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, holders of securities as part of a "straddle," "hedge," "conversion" or other risk-reduction transaction, U.S. Holders who within the five year period prior to the merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of Tecnomatix and persons who own Tecnomatix ordinary shares through a partnership or other pass-through entity. In addition, the following discussion does not address the U.S. federal income tax consequences to holders of options and warrants to purchase Tecnomatix ordinary shares.

     For purposes of this discussion, a U.S. Holder is a beneficial owner of
Tecnomatix ordinary shares who receives cash in the merger and who, for U.S.
federal income tax purposes, is (i) an individual citizen or resident of the
United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S.
federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Subject to the discussion set forth in this paragraph below, this summary assumes that Tecnomatix is not and has never been a passive foreign investment company (described in this paragraph as a PFIC) for U.S. federal income tax purposes. Tecnomatix believes that it was not a PFIC for taxable years prior to
2004. Moreover, based on financial information available for the first three quarters of 2004 and projected financial information for the last quarter of
2004, Tecnomatix believes that it was not a PFIC in 2004. However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, Tecnomatix cannot determine with certainty whether it was a PFIC in 2004 or whether it will be treated as a PFIC with respect to 2005. In general, if Tecnomatix were characterized as a PFIC for any taxable year, any gain recognized by a U.S. Holder in connection with the merger would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of Tecnomatix ordinary shares. The amount allocated to the current taxable year and any taxable year before the first taxable year in which Tecnomatix was a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to interest on such tax liability for such years. U.S. HOLDERS SHOULD CONSULT
THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE
RECEIPT OF CASH PURSUANT TO THE MERGER.

     U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THE PARTICULAR
TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE

                                       28

EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE
CHANGES IN THE TAX LAWS.

     TECNOMATIX SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT
THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX
CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A
DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE "THE
MERGER -- CERTAIN TAX CONSEQUENCES--ISRAELI TAX CONSEQUENCES" BEGINNING ON PAGE
29 OF THIS PROXY STATEMENT.

     The formation of Treasure Acquisition Sub by UGS and the merger of
Treasure Acquisition Sub with and into Tecnomatix will be treated for U.S.
federal income tax purposes as a purchase of Tecnomatix ordinary shares by UGS directly from Tecnomatix shareholders. The transitory existence of Treasure
Acquisition Sub will be disregarded.

     The receipt by a U.S. Holder of cash in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S.
federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and the aggregate adjusted tax basis of the shares surrendered by it in the merger. Gain or loss will be calculated separately for each block of
Tecnomatix ordinary shares (i.e., shares acquired at the same cost in a single transaction) surrendered in the merger. A U.S. Holder's adjusted tax basis in its Tecnomatix ordinary shares generally will equal the purchase price paid by it for such shares.

     Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the Tecnomatix ordinary shares surrendered were held for more than one year as of the effective date of the merger and should be short-term capital gain or loss if the Tecnomatix ordinary shares surrendered were held for one year or less as of the effective date of the merger. In the case of a noncorporate U.S. Holder, long-term capital gains are subject to a maximum U.S.
federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

     Certain noncorporate U.S. Holders of Tecnomatix ordinary shares may be subject to backup withholding, at applicable rates (currently 28%), on amounts received pursuant to the merger. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number, IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

Israeli Tax Consequences

     The following is a discussion of certain Israeli tax consequences of the merger. The following discussion is based upon Israeli tax law as in effect as of the date of this proxy statement. No opinion of counsel has been or will be sought with respect to this summary, and no assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax consequences described below, and any such change may apply retroactively. This discussion does not discuss all material aspects of Israeli tax consequences which may apply to particular holders of Tecnomatix ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below. Because individual circumstances may differ, holders of Tecnomatix ordinary shares should consult their tax advisors as to the Israeli tax consequences applicable to them.

     Under the Israeli Income Tax Ordinance [New Version], 1961, the transfer of shares of an Israeli company is deemed to be a sale of capital assets.
Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents
and

                                       29

non-residents of Israel, unless a specific exemption is available or unless a tax treaty for the avoidance of double taxation between Israel and the country of the non-resident provides otherwise.

     On January, 1, 2003, the Law for Amendment of the Income Tax Ordinance
(Amendment No. 132), 5762-2002, known as the tax reform came into effect, thus generally imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares of Israeli companies publicly traded on certain recognized stock exchanges outside of Israel. This tax rate does not apply to, among others, (1) dealers in securities or (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) --
1985 (who are subject to tax at a higher tax rate and were also subject to tax prior to the tax reform). The tax basis of shares acquired prior to January 1,
2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual cost of the shares (adjusted to inflation) as the tax basis if it is higher than such average price.

     Nonresidents of Israel who acquired their shares at the time of
Tecnomatix's initial public offering, or at any time after the public offering, will generally be exempt from Israeli capital gains tax in connection with the transfer of Tecnomatix ordinary shares to UGS pursuant to the merger, unless trading in securities is their business and provided such capital gains is not derived from the nonresident's permanent establishment in Israel.

     In addition, the Tax Treaty with respect to Taxes on Income between Israel and the U.S. exempts in most circumstances persons who qualify under the treaty as residents of the U.S. from Israeli capital gains tax in connection with the disposition of the shares in the merger, provided that these persons have not held, directly or indirectly, ordinary shares representing 10% or more of the voting power of Tecnomatix at any time during the 12 month period preceding the merger.

     Usually where Tecnomatix shareholders are liable for Israeli tax on the sale of their shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating your liability for Israeli withholding tax.

Israeli Tax Rulings

     Tecnomatix is in discussions with the Israeli Income Tax Commissioner and filed on January 27, 2005 an application for a ruling either (1) exempting UGS, the paying agent and Tecnomatix from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable as part of the merger consideration, or clarifying that no such obligation exists; or (2)
clearly instructing UGS, the paying agent or Tecnomatix how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Tecnomatix ordinary shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied. Such ruling is referred to in this section as the withholding ruling.

     In addition, Tecnomatix is in discussions with the Israeli Income Tax
Commissioner and intends to file an application for a ruling confirming that the cancellation of the unvested options under the 2003 Global Share Option
Plan for the right to receive future cash payments will not result in a taxable event with respect to such options pursuant to Israeli tax law, unless and until the holders of such options receive cash in accordance with the provisions of the agreement of merger.

     Receipt of the rulings is not a condition for closing the merger.
Tecnomatix expects that the rulings will be issued prior to the closing of the transaction, but there can be no assurance that this will, in fact, be the case. If the withholding ruling is not issued, then UGS, when paying the merger consideration to Tecnomatix shareholders, will not have the benefit of the instructions expected to be included in the ruling of the Israeli tax authorities. In this case, UGS may in good faith determine that it is required to withhold Israeli tax at the rates set by the Israeli Tax Ordinance and the regulations promulgated thereunder from Tecnomatix shareholders. In some cases, if UGS determines that it is required under Israeli tax law to withhold taxes, the recipient of the consideration may need to request a refund of the tax so withheld.

                                       30

REGULATORY MATTERS

Israeli Regulatory Matters

Office of Israeli Chief Scientist

     The acquisition of control of Tecnomatix by UGS requires the approval of the Office of the Chief Scientist of the Ministry of Industry and Trade of the
State of Israel. Under the Law for the Encouragement of Industrial Research and
Development, 5744--1984, and the regulations promulgated under this law, research and development programs approved by the Office of the Chief Scientist are eligible to receive grants, if they meet specified criteria, in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the Office of the Chief
Scientist. Tecnomatix has received grants from the Office of the Chief
Scientist to fund some of its research and development activities. The terms of the Office of the Chief Scientist grants awarded to Tecnomatix include the obligation to obtain the approval of the Office of the Chief Scientist prior to any change of control. The approval of the Office of the Chief Scientist to the change in control is a condition to UGS's obligations under the agreement of merger. The Office of the Chief Scientist approved the acquisition of control of Tecnomatix on January 19, 2005.

Israeli Investment Center

     UGS's acquisition of control of Tecnomatix requires, for the purpose of maintaining the tax benefits described below, the approval of the Investment
Center of the Ministry of Industry and Trade of the State of Israel established under the Israeli Law for the Encouragement of Capital Investments, 5719--1959.
This law provides that capital investments in eligible facilities may, upon application to the Investment Center, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the approved enterprise are set out in the regulations promulgated under the investment law and the specific approval issued by the Investment Center with regard to each approved enterprise. The benefits include government grants, government guaranteed loans, tax benefits and combinations thereof. The tax benefits from any such certificate of approval relate only to taxable profit attributable to the specific approved enterprise. Tecnomatix has eleven approved enterprises, all of which enjoy tax benefits and none of which received government grants or government guaranteed loans. The approval of the Investment Center to the change in control of Tecnomatix is a condition to UGS's obligations under the agreement of merger.

Other Regulatory Approvals

     USG's acquisition of control of Tecnomatix requires the prior approval by the German Federal Cartel Office (Bundeskartellamt) pursuant to Sections 35 ff of the German Act Against Restraints of Competition (Gesetz gegen
Wettbewerbsbeschrankungen), as amended, or the ARC. The review period under the
ARC is one month and closing cannot occur until such approval has been obtained. The entering into of the agreement of merger also triggered a merger control filing requirement under the Brazilian Federal Law 8884/1994 of June
11, 1994 as amended. A merger control filing was submitted in Brazil on January
21, 2005 and one is expected to be filed shortly in Germany. Under German law, the merger cannot be consummated until the necessary German approvals have been obtained. As such, the approval of the German Federal Cartel Office to the change in control of Tecnomatix is a condition to UGS's obligations under the agreement of merger.

                                       31

                            THE AGREEMENT OF MERGER

     The following is a summary of the material provisions of the agreement of merger. The full text of the agreement of merger is attached as Annex A to this proxy statement. The agreement of merger is incorporated into this proxy statement by reference, and we urge you to read it carefully.

THE MERGER

     Following the satisfaction or waiver of all of the conditions to completion of the merger contained in the agreement of merger, including the approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, by the shareholders of Tecnomatix, Treasure Acquisition Sub, a newly formed, wholly owned subsidiary of UGS, will merge with and into Tecnomatix, with Tecnomatix continuing as the surviving corporation and as an indirect, wholly owned subsidiary of UGS.

EFFECTIVE TIME

     On January 6, 2005, the parties each delivered to the Companies Registrar of the State of Israel, or the Companies Registrar, a merger proposal with respect to the merger. The effective time of the merger may occur no earlier than March 18, 2005, which is the 71st day after the delivery of the merger proposal to the Israeli companies registrar. On or before the closing of the merger, the parties will deliver to the Companies Registrar of the State of
Israel a notice informing the Companies Registrar of the State of Israel that the merger was approved by the extraordinary general meeting of shareholders of
Tecnomatix and by UGS as sole shareholder of Treasure Acquisition Sub. Such notice must be delivered no later than three days from the date of such meetings. The merger will become effective in the manner provided in Section
323 of the Israeli Companies Law and as promptly as practicable after the satisfaction of the conditions for completion of the merger set forth in the agreement of merger.

     The parties are working to complete the merger as quickly as possible.
However, the merger is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals or that the parties will obtain them in a timely manner.

DIRECTORS OF TECNOMATIX AFTER THE MERGER

     At the effective time of the merger the directors of Treasure Acquisition
Sub will become the new directors of Tecnomatix as the surviving corporation.

ARTICLES OF ASSOCIATION OF TECNOMATIX FOLLOWING THE MERGER

     The agreement of merger provides that, at the effective time of the merger, the articles of association of Tecnomatix, as in effect at the effective time of the merger, will be the articles of association of the surviving corporation, until amended in accordance with Israeli law and as provided in such articles of association.

TRANSFER OF SHARES IN THE MERGER

     At the effective time of the merger, each ordinary share of Tecnomatix issued and outstanding immediately prior to the effective time of the merger will be automatically transferred to UGS in consideration for the right to receive $17.00 in cash, payable without interest and less any applicable withholding tax to the holder of such Tecnomatix ordinary share upon surrender.

TREATMENT OF TECNOMATIX STOCK OPTIONS AND WARRANTS

     Upon completion of the transaction at the effective time (i) each vested option, as well as each unvested option under all plans other than the
Tecnomatix 2003 Global Share Option Plan, will be canceled immediately prior the effective time of the merger in exchange for the right to receive a cash payment equal to the number of shares represented by such option multiplied by the difference

                                       32

between the $17.00 and the applicable per share option exercise price and (ii)
all stock options under the Tecnomatix 2003 Global Share Option Plan which are not vested as of the effective time of the merger will be canceled immediately prior to the effective time of the merger in exchange for the right to receive an amount in cash equal to the number of shares represented by such options multiplied by the difference between $17.00 and the applicable per share option exercise price. Amounts payable with respect to such unvested options will be payable only to option holders who continue to be employed by Tecnomatix at such times as such options would have become vested absent cancellation of such options. If the employment of any such holder is terminated within six months after the effective time of the merger without "cause", then the amount payable upon the next vesting date to such holder shall be paid following the effective date of such termination.

     Upon completion of the transaction at the effective time of the merger,
Tecnomatix and UGS shall take all actions necessary so that the warrant held by
UGS, issued and effective as of July 12, 2002, will be terminated, along with any rights to purchase ordinary shares of Tecnomatix pursuant to such warrant.

PAYMENT PROCEDURES

     Prior to the effective time of the merger, UGS will appoint a paying agent reasonably acceptable to Tecnomatix who will make payments to you of the merger consideration upon your proper surrender of your certificate(s) representing
Tecnomatix ordinary shares. At the effective time of the merger, UGS will deposit with the paying agent an amount of cash sufficient to pay the merger consideration to each of our shareholders. As soon reasonably practicable (but in no case more than three business days) after the effective time of the merger, UGS will cause the paying agent to mail a letter of transmittal and instructions to each shareholder for use in surrendering your stock certificate(s). When you properly surrender your stock certificate(s) to the paying agent for cancellation, together with a properly completed and duly executed letter of transmittal and any other documents that the paying agent may require, the paying agent will deliver to you a check payable to you in the amount to which you are entitled in accordance with the agreement of merger, without interest and less any applicable withholding tax. From and after the effective time of the merger, until certificate(s) representing shares of
Tecnomatix ordinary shares have been properly surrendered, each such certificate will be deemed to represent only the right to receive $17.00 in cash, without interest and less any applicable withholding tax, for each ordinary share of Tecnomatix represented by such certificate.

     The paying agent will only pay the merger consideration in a name other than the name in which a surrendered certificate representing Tecnomatix ordinary shares is registered if (i) such certificate(s) are properly endorsed and otherwise in proper form for transfer and (ii) such other person who requests such payment (A) pays to UGS or the paying agent any taxes incurred because payment is made to such other person or (B) has established to the satisfaction of UGS or the paying agent that such tax has been paid or is not payable.

     If a certificate representing Tecnomatix ordinary shares is lost, stolen or destroyed, the holder of such certificate must sign an affidavit confirming such loss, theft or destruction and will be required to deliver a customary indemnification undertaking or post a bond prior to receiving the merger consideration.

     Any funds that have been deposited with the paying agent and have not been disbursed within 120 days after the effective time of the merger will be returned to UGS. After that date, holders of certificates who have not complied with the instructions delivered by the paying agent will only be entitled to look to UGS for payment with respect to the merger consideration payable upon surrender of their certificates.

REPRESENTATIONS AND WARRANTIES

     The agreement of merger contains representations and warranties by
Tecnomatix relating to, among other things:

                                       33

    o organization and qualification of Tecnomatix and its subsidiaries;

    o Tecnomatix's capital structure;

    o authority of Tecnomatix relative to the agreement of merger, required shareholder vote and board approval;

    o no conflict with laws and required filings and consents;

    o compliance with applicable laws and permits;

    o SEC filings and financial statements;

    o absence of undisclosed liabilities;

    o absence of certain changes or events;

    o absence of litigation;

    o employee matters and benefit plans;

    o title to property and leased property;

    o tax matters;

    o intellectual property;

    o material contracts;

    o product warranties;

    o Tecnomatix's insurance coverage;

    o customers;

    o relationships with related parties;

    o governmental grants, incentives and subsidies;

    o information supplied by Tecnomatix;

    o inapplicability of certain laws;

    o opinion of Tecnomatix's financial advisor;

    o environmental matters;

    o illegal payments;

    o encryption and other restricted technology; and

    o payment of fees to brokers.

     The agreement of merger contains representations and warranties by UGS relating to, among other things:

    o organization and qualification of UGS and Treasure Acquisition Sub;

    o authority of UGS and Treasure Acquisition Sub relative to the agreement of merger;

    o the fact that shareholders of UGS do not have to approve the merger;

    o board approval;

    o no conflict with laws and required filings and consents;

    o absence of litigation;

    o inapplicability of certain laws;

    o UGS's ownership and operation of Treasure Acquisition Sub;

    o information supplied by UGS and Treasure Acquisition Sub;

                                       34

    o that UGS has all necessary financing to pay the merger consideration;

    o the surviving corporation's financial resources and operations after closing; and

    o payment of fees to brokers.

     Many of the representations of Tecnomatix are qualified by materiality, knowledge or a material adverse effect standard. A "material adverse effect"
means, with respect to any party, any event, change, circumstance or state of facts which individually or in the aggregate, when taken together with all other events, changes, circumstances or states of facts occurring or existing at or about the same time, (A) has a material adverse effect on the business, assets, properties, operations, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole, (B)
materially adversely affects the ability of such party to perform its obligations under the agreement of merger or (C) prevents or materially delays the ability of such party to consummate the merger.

     The definition of "material adverse effect" excludes events, changes, circumstances or states of fact that result or arise from, or relate to, the following:

    o the industry in which such party operates or the economy of any country in which such party operates or the economy in any of the countries in which such party operates (but only to the extent that such events, changes, circumstances or states of facts do not have a materially disproportionate effect on such party relative to other similarly situated companies);

    o an outbreak or escalation of war, armed hostilities, acts of terrorism or political instability, or any governmental or other response to any of the foregoing (provided that such situations do not directly adversely affect a party's operations in a materially disproportionate manner relative to other similarly situated companies);

    o the announcement of the merger (including the identity of UGS as the buyer), including any potential or actual disruption of customer demand or purchase orders or relationships with employees, customers, business partners, suppliers and other constituencies caused by such announcement;

    o any change in applicable accounting requirements or principles, or applicable laws, rules or regulations; or

    o compliance with or taking action required by the terms of the agreement of merger.

     Furthermore, any change in Tecnomatix's stock price or trading volume will not in itself be deemed to constitute a "material adverse effect."

     The representations and warranties in the agreement of merger are complicated and not easily summarized. You are urged to read carefully the sections of the agreement of merger entitled "Representations and Warranties of the Company" and "Representations and Warranties of Buyer and Merger Sub." The
representations and warranties of the parties contained in the agreement of merger expire upon the consummation of the merger.

TECNOMATIX'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE TRANSACTION

     Except as specifically permitted by the agreement of merger, during the period between January 3, 2005 and the effective time of the merger (or until the termination date), Tecnomatix will (unless otherwise consented to by UGS in writing (which consent shall not be unreasonably withheld or delayed)):

    o carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and in material compliance with all applicable laws; and

    o use its reasonable best efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and management level employees and (iii) preserve its relationships with material customers, suppliers, distributors, licensors and other like parties (including using reasonable best efforts to have
      Harel Beit-On assist in preserving material customer relationships following the effective time of the merger).

                                       35

     During the period between January 3, 2005 and the effective time of the merger (or until the termination date), Tecnomatix will consult with UGS on a regular basis on material operational matters and other matters reasonably requested by UGS.

     Tecnomatix also agreed that, until the effective time of the merger (or until the termination date) (unless UGS consents in writing (which consent shall not be unreasonably withheld or delayed)), subject to certain exceptions,
Tecnomatix will not do, or agree to commit to do (unless Tecnomatix determines that it is required to do so by law after consultation with counsel and, to the extent reasonably feasible, has given at least five days prior written notice to UGS), any of the following:

    o accelerate, amend or change the exercise period of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    o transfer or license exclusively to any person or entity or otherwise extend, amend or modify any rights to the material Tecnomatix intellectual property or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any person future rights to any material intellectual property;

    o declare, set aside or pay any dividends or other distributions payable in cash, stock or other property or split, combine, reclassify, recapitalize or effect any like change to any outstanding shares of
      Tecnomatix stock or authorize the issuance of any other securities in respect thereof;

    o purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Tecnomatix or any Tecnomatix subsidiary;

    o issue, deliver, sell or encumber any shares of stock or other securities convertible into stock, or grant any right or option to acquire any shares of stock or other securities convertible into stock, except for the issuance of shares pursuant to the exercise of options outstanding as of January 3, 2005;

    o amend Tecnomatix's articles of association or memorandum of association or similar governing instruments of any Tecnomatix subsidiary;

    o except for transactions which do not exceed $250,000 in the aggregate,
      (i) acquire or agree to acquire any equity interest or assets of any person, (ii) otherwise acquire or agree to acquire all or substantially all of the assets of any person, or enter into any joint ventures, strategic partnerships or alliances, or (iii) invest in any third party;

    o make capital expenditures which are, on a quarterly basis, in excess of the average quarterly capital expenditures over the last three quarters of 2004;

    o except in the ordinary course of business, sell, lease, pledge or dispose of any properties or assets other than those having a value of less than $250,000 in the aggregate, materially modify or amend any lease or contract affecting the use of such assets or grant or consent to the creation of any material easement or restriction on any real property;

    o incur or guarantee any indebtedness for borrowed money or issue or sell any debt securities, in each case other than in connection with the financing of ordinary course trade payables, borrowings under Tecnomatix'
      existing credit facilities or the collection of accounts receivable, notes or commercial paper, in the ordinary course of business consistent with past practice;

    o except pursuant to benefit plans existing prior to January 3, 2005, adopt or amend any material benefit plan or enter into any employment contract (other than offer letters and agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will" with no longer than 60 day termination notice, and who are not officers of Tecnomatix);

    o other than in the ordinary course of business consistent with past practice, or as required by law, existing employment agreements, collective bargaining agreements or existing benefit plans, increase the salaries, wage rates or fringe benefits (including severance or indemnification) of Tecnomatix's directors, officers, employees or consultants;

                                       36

    o layoff any manager with the title of Vice President or higher of
      Tecnomatix or any of its subsidiaries (except for termination for
      "cause") or effect any reduction in workforce which is material to
      Tecnomatix's operations in a particular country;

    o other than in the ordinary course of business and for certain specific exceptions, enter into, or perform, any material transaction with or for the benefit of any officer, director or other affiliate of Tecnomatix or any of its subsidiaries;

    o make any material modification, amend or terminate any material contract or waive, delay the exercise of, release or assign any material rights or claims thereunder except in the ordinary course of business consistent with past practice;

    o make any material changes in accounting methods, principles or practices except as may be required under U.S. generally accepted accounting principles or applicable law;

    o enter into any contract that would have had to be disclosed in the
      "Contract" representation and warranty of Tecnomatix except for contracts entered into in the ordinary course of business consistent with past practice or that can be terminated or canceled by Tecnomatix without penalty or further payment and without more than 60 days' notice;

    o except as required by law, make any material tax election or tax accounting method change or consent to any extension or waiver of any limitation period with respect to taxes, or other than in consultation in good faith with UGS, engage in any discussions with any tax authority relating to any tax ruling (whether or not initiated prior to January 3,
      2005);

    o enter into any employment or consulting agreement with any person if the compensation payable on an annualized basis to such person (x) will exceed $100,000 or (y) together with the compensation payable on an annualized basis to all other such persons hired on or after January 3,
      2005, will increase Tecnomatix's annual payroll as compared to its annual payroll as of January 3, 2005 by more than $1,000,000;

    o grant rights to severance other than as required by law or in a manner consistent with Tecnomatix's standard practice (so long as the amount of severance granted does not exceed that required by law for any employee who is terminated by Tecnomatix);

    o pay, discharge, compromise, satisfy, cancel or forgive any debts or claims or rights (or series of rights, debts or claims) involving, individually or in the aggregate, consideration in excess of $100,000 except in the ordinary course of business consistent with past practice and except for regularly scheduled repayments under existing indebtedness;

    o settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated under the agreement of merger;

    o apply for or accept (other than current applications disclosed to UGS)
      any grants or other funding from the OCS or any other governmental entity or take any action or fail to take any action in material violation of, or that would adversely affect the terms and conditions of any grants or benefits received or receivable from any governmental entity; or

    o take certain other actions identified by UGS.

UGS'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE TRANSACTION

     From January 3, 2005 until the effective time of the merger (or until the termination date), UGS will, and will cause Treasure Acquisition Sub to, (i)
carry on its business in all material respects in the usual, regular and ordinary course in substantially the same manner as previously conducted and in material compliance with all applicable laws and (ii) use its commercially reasonable efforts consistent with past practices and policies to preserve its relationships with material customers, suppliers, distributors, licensors and other like parties.

     UGS will use its commercially reasonable efforts to conduct its business dealings with Tecnomatix in a manner substantially consistent with past practice.

                                       37

PROXY STATEMENT; SHAREHOLDER MEETING

     Tecnomatix agreed to prepare this proxy statement as promptly as practicable following the execution and delivery of the agreement of merger and to use reasonable best efforts to cause this proxy statement to be mailed to
Tecnomatix's shareholders as promptly as practicable after the date of the agreement of merger (including in the case where Tecnomatix's board of directors has changed is recommendation with respect to the merger). Tecnomatix also agreed that this proxy statement would include the recommendation of
Tecnomatix's board of directors to Tecnomatix's shareholders to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, unless such recommendation is modified or withdrawn in accordance with the terms of the agreement of merger.

     Tecnomatix has agreed to notify UGS promptly of any request from any governmental entity for any amendment or supplement to this proxy statement or for additional information and Tecnomatix will consult with UGS and supply UGS with all correspondence between Tecnomatix and any governmental entity regarding this proxy statement.

     Additionally, Tecnomatix agreed to call, give notice of and hold an extraordinary general meeting of shareholders for the purpose of approving the merger. Tecnomatix also agreed to use is reasonably best efforts to solicit proxies in connection with the extraordinary general meeting. Finally,
Tecnomatix may not adjourn or postpone the extraordinary general meeting without UGS's consent, unless such postponement or adjournment is required (i)
by law, (ii) because a governmental authority has requested that Tecnomatix supplement or amend this proxy statement or (iii) to obtain a quorum to vote at the extraordinary general meeting.

TREASURE ACQUISITION SUB GENERAL MEETING

     Treasure Acquisition Sub agreed to call and hold a general meeting of its sole shareholder to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, upon the satisfaction or waiver of all other closing conditions which by their terms are to be satisfied at or immediately prior to the closing.

NO SOLICITATION OF TRANSACTIONS

     Tecnomatix has agreed not to, will not authorize or permit its subsidiaries to, and will use its reasonable best efforts to cause any of its and its subsidiaries' officers, directors, employees, investment bankers, attorneys or other advisors or representatives not to directly or indirectly:

    o solicit, initiate or encourage the submission of any acquisition proposal;

    o enter into any agreement (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the agreement of merger) with respect to or approve or recommend any acquisition proposal; or

    o other than informing persons of the non-solicitation provisions of the agreement of merger, participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to Tecnomatix in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal.

     However, Tecnomatix may respond to an unsolicited bona fide acquisition proposal if:

    o Tecnomatix's shareholders have not yet approved the merger; and

    o Tecnomatix's board of directors determines, in good faith, after consultation with outside counsel and financial advisors, that such acquisition proposal is reasonably likely to lead to a superior proposal.

     Additionally, if such conditions are met, Tecnomatix may (i) furnish information with respect to Tecnomatix to the person making such acquisition proposal and its representatives pursuant to a

                                       38

customary confidentiality agreement which requires the other party to keep all information provided confidential on terms which are substantially equivalent to those contained in the confidentiality agreement between UGS and Tecnomatix and (ii) participate in discussions or negotiations with such person and its representatives regarding any acquisition proposal.

     Tecnomatix has agreed to, and to cause its subsidiaries to, use reasonable best efforts to cause their respective representatives to immediately cease and terminate all existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted prior to January 3,
2005.

     An "acquisition proposal" means:

    o any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving Tecnomatix or any significant subsidiary;

    o any proposal for the issuance by Tecnomatix of over 20% of its equity securities;

    o any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of
      Tecnomatix; or

    o any combination of the above;

     in each case, other than the merger.

     A "superior proposal" means any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of
Tecnomatix, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, on terms which Tecnomatix's board of directors determines in good faith, after consultation with outside legal counsel and financial advisors:

    o to be more favorable taking into account all the terms and conditions of such proposal and the agreement of merger (including any proposal from
      UGS to amend the terms of the agreement of merger) to the holders of
      Tecnomatix ordinary shares than the merger with UGS, taking into account all the terms and conditions of such proposal and the agreement of merger
      (including any proposal by UGS to amend the terms of the merger);

    o is supported by financing which is fully committed, to the extent required; and

    o is reasonably likely to be completed taking into account all regulatory, legal and other aspects of such proposal.

     Tecnomatix will as promptly as practicable (but in any case within one business day) advise UGS of any acquisition proposal or inquiry regarding the making of an acquisition proposal, the identity of the person making any acquisition proposal or inquiry and the material terms of any acquisition proposal or inquiry. Tecnomatix will keep UGS informed promptly of the status of any acquisition proposal or inquiry and provide to UGS copies of the acquisition proposal and all other material information provided in writing to
Tecnomatix by the party making the acquisition proposal as soon as practicable after receipt or delivery by Tecnomatix.

BOARD RECOMMENDATION

     Neither Tecnomatix's board of directors nor any committee of the board of directors may:

    o withdraw or modify, or propose to withdraw or modify, in a manner adverse to UGS or Treasure Acquisition Sub, the approval or recommendation by Tecnomatix's board of directors of the agreement of merger or the merger;

    o approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any acquisition proposal; or

    o approve or recommend, or propose to approve or recommend, any acquisition proposal.

     However, Tecnomatix's board of directors may (a) withdraw or modify its approval or recommendation of the agreement of merger and the merger or (b)
terminate the agreement of

                                       39

merger, pay a termination fee and approve and enter into an agreement related to a superior proposal which has been made and not withdrawn if, prior to receipt of the approval of the merger by Tecnomatix's shareholders:

    o Tecnomatix's board of directors believes in good faith, after consultation with outside counsel, that the withdrawal or modification of its approval or recommendation of the agreement of merger or the merger is required for the purpose of fulfilling its fiduciary duties under applicable law;

    o Tecnomatix has notified UGS in writing of its belief;

    o at least four business days following receipt by UGS of this notice, after taking into account any revised proposal made by UGS, Tecnomatix's board of directors maintains its belief that it must take such action;
      and

    o Tecnomatix is in compliance with all of its obligations under the no solicitation provisions of the agreement of merger.

     The agreement of merger does not prohibit Tecnomatix from taking and disclosing to its shareholders, in compliance with the rules and regulations of the Exchange Act, a position regarding any unsolicited tender offer for
Tecnomatix ordinary shares or from making any other disclosure to holders of
Tecnomatix ordinary shares if, in the good faith judgment of Tecnomatix's board of directors, after consultation with outside counsel, failure to make such disclosure would be inconsistent with the fulfillment of the fiduciary duties or any other obligations of Tecnomatix's board of directors under applicable law.

NOTIFICATION OF CERTAIN MATTERS

     Tecnomatix agreed to notify UGS, and UGS and Treasure Acquisition Sub agreed to notify Tecnomatix, of becoming aware that any representation or warranty made by either of them has become or is reasonably likely to become untrue or inaccurate in any material respect or the failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under the agreement of merger.

CONFIDENTIALITY; ACCESS TO INFORMATION

     Tecnomatix agreed to provide UGS and its officers, employees, financial advisors, financing sources, consultants, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to Tecnomatix's properties, books, records, contracts, financial and operating data and personnel. Any information that Tecnomatix provides to UGS under the agreement of merger is subject to the terms of its existing confidentiality agreement with UGS.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     UGS has agreed to cause Tecnomatix, as the surviving corporation in the merger, to execute and deliver, at the effective time of the merger, indemnification undertakings to certain current and former directors and officers of Tecnomatix which will provide for indemnification, subject to an aggregate cap of $23,000,000.

     Following the merger, UGS agreed to purchase a directors' and officers'
liability insurance policy, which will provide continuing coverage for acts and omissions of Tecnomatix officers and directors occurring prior to the effective time of the merger on terms no less favorable to the insured parties than those currently in place, for a period of seven years following the merger, provided that UGS shall not be required to expend annually more than 150% of the annual premium currently paid by Tecnomatix for such coverage.

EMPLOYEE MATTERS

     UGS has expressed its intent to cause the surviving corporation to provide employees with compensation and benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the effective time of the merger or by UGS to similarly situated employees of UGS.

                                       40

REPAYMENT OF BANK HAPOALIM LOAN

     UGS will take all such actions as are necessary in order to prepay in its entirety Tecnomatix's loan from Bank Hapoalim B.M. either at the closing or, after the closing, on any interest rollover repayment date under Tecnomatix's loan agreement with Bank Hapoalim.

NO AFFILIATE AGREEMENTS

     Tecnomatix will cause all outstanding loans to its affiliates to be paid in full prior to the effective time of the merger and will cause to be terminated certain contracts of Tecnomatix with affiliated parties.

ISRAELI TAX RULINGS

     Tecnomatix will apply for, and use commercially reasonable efforts to obtain, as promptly as practicable a ruling from the Israeli Income Tax
Commissioner (i) confirming that the cancellation of the unvested options under the 2003 Global Share Option Plan for the right to receive future cash payments will not result in a taxable event with respect to such options pursuant to
Israeli tax law, unless and until the holders of such options receive cash in accordance with the provisions of the agreement of merger and (ii) either (1)
exempting UGS, the paying agent and Tecnomatix from any obligation to withhold
Israeli tax at source from any consideration payable or otherwise deliverable as part of the merger consideration, or clarifying that no such obligation exists; or (2) clearly instructing UGS, the paying agent or Tecnomatix how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Tecnomatix ordinary shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied.

TAX STRUCTURE MATTERS

     Tecnomatix will use commercially reasonable efforts to cooperate with UGS to implement a structure that will be efficient from a tax perspective for UGS as of the closing of the merger so long as Tecnomatix does not believe in good faith that such actions could reasonably be adverse, in any material respect, to Tecnomatix or its shareholders if the merger is not consummated.

APPROVALS NEEDED TO COMPLETE THE MERGER

     In the agreement of merger, both UGS and Tecnomatix have agreed to use reasonable best efforts to deliver and file, as promptly as practicable after
January 3, 2005, any documents or information necessary to obtain the Israeli governmental and regulatory approvals required to complete the merger, including to the Israeli Restrictive Trade Practices Commissioner (if
applicable), the Office of the Chief Scientist, the Investment Center and
Israeli tax authorities with respect to the tax treatment of the rights to receive deferred cash payments as consideration for canceled unvested options and the withholding of Israeli tax from the merger consideration paid to
Tecnomatix's shareholders and any other Israeli governmental approvals which may be necessary.

     UGS has agreed to provide to the OCS, the Investment Center and the
Israeli Restrictive Trade Practices Commissioner (if applicable) any information and to execute any undertaking as may be required in order to obtain OCS approval in connection with the merger and has also agreed to confirm to the OCS and the Investment Center that the surviving corporation shall continue to maintain after the effective date a viable research and development center in Israel and operate in a manner consistent with the previous undertakings of Tecnomatix to the OCS. Subsequent to the date of the agreement of merger, Tecnomatix and UGS have determined that no approval is required from the Israeli Restrictive Trade Practices Commissioner in order to effect the merger. The Office of the Chief Scientist approved the acquisition of control of Tecnomatix on January 19, 2005.

     The parties have also agreed to make all filings under applicable antitrust laws that the parties determine are necessary. The parties have also agreed to use reasonable best efforts to take all actions which are necessary to consummate the merger as soon as reasonably practicable.

     UGS has agreed not to acquire or agree to acquire any other person to the extent that such acquisition would reasonably be expected to materially delay the satisfaction of, or prevent the satisfaction by July 31, 2005 of, the receipt of any governmental approvals.

                                       41

     Additionally, UGS and its subsidiaries have agreed to commit to any and all divestitures, licenses or hold separate or similar arrangements with respect to their respective assets or conduct of business arrangements as a condition to obtaining any and all approvals from any governmental entity for any reason in order to consummate and make effective, as promptly as practicable (but in no event later than the July 31, 2005), including taking all actions to ensure that there is no matter relating to antitrust laws that would prevent the consummation of the merger by July 31, 2005.

     For further information regarding regulatory approvals necessary for completion of the merger, please see "The Merger -- Regulatory Matters"
beginning on page 31 of this proxy statement.

CONDITIONS TO COMPLETION OF THE TRANSACTION

     Tecnomatix's and UGS's obligations to effect the merger are subject to the satisfaction or waiver of the following conditions:

    o all approvals of Israeli governmental entities (except for tax rulings with respect to options and tax withholding matters) having being obtained (including approval of the OCS and Investment Center);

    o that no governmental entity shall have issued or enforced any statute, rule, regulation, decree, injunction or other order (whether temporary, preliminary or permanent) which would prohibit the consummation of the merger and that all material approvals and waiting periods under antitrust laws have been obtained or have expired, as the case may be;
      and

    o receipt of approval of the merger by Tecnomatix shareholders in accordance with applicable Israeli law.

     In addition, UGS's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

    o the representations and warranties of Tecnomatix in the agreement of merger shall have been true and correct as of January 3, 2005, and shall be true and correct on and as of the closing date with the same force and effect as if made on the closing date (other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect limitation) has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tecnomatix, subject to certain exceptions, and Tecnomatix shall have provided a certificate to UGS to such effect;

    o Tecnomatix shall have performed or complied in all material respects with all agreements and covenants required by the agreement of merger to be performed or complied with by it at or prior to the closing date, and
      Tecnomatix shall have provided a certificate to UGS to such effect;

    o since January 3, 2005, there shall have been no material adverse effect with respect to Tecnomatix;

    o receipt of the resignation of each current director of Tecnomatix; and

    o delivery by Tecnomatix of audited consolidated financial statements of
      Tecnomatix for the period ending December 31, 2004.

     In addition, the obligation of Tecnomatix to effect the merger is subject to the satisfaction or waiver of the following conditions:

    o the representations and warranties of UGS and Treasure Acquisition Sub in the agreement of merger shall have been true and correct as of January
      3, 2005, and shall be true and correct on and as of the closing date with the same force and effect as if made on the closing date (other than those representations and warranties which address matters only as of a particular

                                       42

      date, which representations shall have been true and correct as of such particular date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect limitation) has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on UGS, and UGS and Treasure Acquisition Sub shall have provided a certificate to Tecnomatix to such effect;

    o UGS and Treasure Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by the agreement of merger to be performed or complied with by them at or prior to the closing date, and UGS and Treasure Acquisition Sub shall have provided a certificate to Tecnomatix to such effect; and

TERMINATION OF THE AGREEMENT OF MERGER

     The agreement of merger may be terminated at any time prior to the effective time of the merger (notwithstanding any approval by Tecnomatix's shareholders):

    o by mutual written consent duly authorized by the boards of directors of
      UGS and Tecnomatix; or

    o by either UGS or Tecnomatix if:

       o the merger has not been consummated by July 31, 2005, provided that this right to terminate is not available to any party whose failure to fulfill any obligation under the agreement of merger has been the cause of or resulted in the failure of the merger to occur by July 31,
         2005;

       o any governmental order, decree, ruling or action permanently restraining, enjoining or otherwise prohibiting the merger shall become final and nonappealable; or

       o the approval of the merger by Tecnomatix's shareholders has not been obtained at a duly held meeting of such shareholders; or

    o by UGS if:

       o Tecnomatix breaches any of its representations, warranties, covenants or obligations that would or would reasonably be expected to result in the failure of a condition to Tecnomatix' obligation to close and which is not cured within 60 days of UGS's giving written notice of such breach; or

       o if Tecnomatix's board of directors has (i) withdrawn or adversely modified (or resolved to withdraw or adversely modify) its recommendation to shareholders to vote for the transaction or (ii)
         approved or recommended (or resolved to approve or recommend) an acquisition proposal (other than the merger); or

    o by Tecnomatix if:

       o UGS or Treasure Acquisition Sub breaches any of their representations, warranties, covenants or obligations that would or would reasonably be expected to result in the failure of a condition to UGS's and Treasure
         Acquisition Sub's obligation to close and which is not cured within 60 days of Tecnomatix's giving written notice of such breach; or

       o to accept an unsolicited superior proposal after considering any revised proposal submitted by UGS at any time prior to when the holders of ordinary shares of Tecnomatix approve the merger, the agreement of merger and the other transactions contemplated by the agreement of merger, so long as Tecnomatix (i) provides UGS with four business days prior written notice of its intention to terminate, (ii)
         considers any revised proposal made by UGS within such four business day period (iii) is not in breach of its obligations under the non-solicitation covenant and the covenant regarding a change in its board recommendation and (iv) pays to UGS the required termination fee.

EXPENSES; TERMINATION FEE

     Generally, both UGS and Tecnomatix will bear their own expenses incurred in connection with the agreement of merger and the merger. However, the parties have agreed to share all costs related

                                       43

to printing, mailing and filing of this proxy statement and all expenses with respect to stamp duties (except that expenses with respect to stamp duties shall be paid by one party if the agreement of merger is terminated as a result of the breach of such party's representations, warranties or covenants).

     Subject to certain restrictions, Tecnomatix has agreed to pay UGS a termination fee of $7 million if the agreement of merger is terminated under one of the following circumstances:

    o by Tecnomatix to accept a superior proposal, as permitted by the no solicitation covenant;

    o by UGS, if Tecnomatix's board of directors withdraws its recommendation of the merger or recommends another acquisition proposal to Tecnomatix's shareholders, but only if UGS is not at the time of termination in breach in any material respect of any of its representations, warranties and covenants contained in the agreement of merger, which breach would or would reasonably be expected to give rise to the failure of a condition to UGS's obligation to close the merger as set forth in the agreement of merger; or

    o by either party due to Tecnomatix's failure to obtain approval of the shareholders of Tecnomatix of the merger, the agreement of merger and the other transactions contemplated by the agreement of merger, but only if
      (1) UGS is not at the time of termination in breach in any material respect of any of its representations, warranties and covenants contained in the agreement of merger, which breach would or would reasonably be expected to give rise to the failure of a condition to UGS's obligation to close the merger as set forth in the agreement of merger and (2) an
      Acquisition Proposal has been announced and not publicly withdrawn prior to the date of Tecnomatix's shareholder meeting.

     Additionally, Tecnomatix has agreed to pay UGS a termination fee of $3.5 million if the agreement of merger is terminated by UGS because Tecnomatix has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the agreement of merger, but only if :

    o UGS is not at the time of termination in breach in any material respect of any of its representations, warranties and covenants contained in the agreement of merger which would or would reasonably be expected to give rise to the failure of a closing condition; and

    o after January 3, 2005, an acquisition proposal by a third party has been publicly announced and has not been publicly withdrawn.

     In the event of such a termination, Tecnomatix will pay an additional termination fee of $3.5 million to UGS if Tecnomatix:

    o consummates the transaction contemplated by such outstanding acquisition proposal within 12 months; or

    o enters into an agreement with regard to such outstanding acquisition proposal within 12 months, which is thereafter consummated.

     Tecnomatix has agreed to pay UGS the lesser of $1,000,000 or UGS's out-of-pocket expenses incurred in connection with the agreement of merger and the transactions contemplated thereby if the agreement and plan or merger is terminated for any of the reasons described above which would result in the payment of a termination fee to UGS.

EXTENSION, WAIVER AND AMENDMENT OF THE AGREEMENT OF MERGER

     Any of UGS, Tecnomatix or Treasure Acquisition Sub may extend the time for performance of any of the obligations or acts of the other parties and may waive:

    o any inaccuracies in the representations and warranties made to such party contained in the agreement of merger or a document delivered pursuant thereto, and

    o compliance with any agreements or conditions contained in the agreement of merger for the benefit of such party.

                                       44

     The parties may amend the agreement of merger at any time before or after approval of the agreement of merger by Tecnomatix's shareholders. However, after Tecnomatix shareholder approval has been obtained, the parties may not amend the agreement of merger in a manner that requires further approval by
Tecnomatix's shareholders without obtaining such further approval.

                UNDERTAKING AGREEMENTS AND IRREVOCABLE PROXIES

     The following is a summary of the material provisions of the undertaking agreements and irrevocable proxies entered into by each principal shareholder.
The full text of the form of undertaking agreement and irrevocable proxy is attached as Annex B to this proxy statement.

     In connection with the execution of the agreement of merger, as an inducement to UGS to enter into the agreement of merger, certain principal shareholders of Tecnomatix, including its founders and certain other significant shareholders owning approximately 13% of the outstanding shares of
Tecnomatix, each delivered an undertaking agreement and proxy pursuant to which, among other things, each principal shareholder agreed, subject to the terms and conditions therein, (i) not to transfer any of such principle shareholder's ordinary shares (or the voting rights thereof) of Tecnomatix,
(ii) to cause all ordinary shares owned by such principle shareholder to be voted in favor of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, and (iii) to cause all ordinary shares owned by such principle shareholder to be voted against (A) a merger, consolidation, or similar transaction involving Tecnomatix or any of its subsidiaries other than the merger with Treasure Acquisition Sub, (B) a sale, lease, exchange, transfer or other disposition of at least 20% of the assets of
Tecnomatix and its subsidiaries, taken as a whole in a single or a series of related transactions, or (C) the acquisition, directly or indirectly, by any person of beneficial ownership of 20% or more of Tecnomatix's shares, whether by merger, consolidation, share exchange, business combination, tender offer, exchange offer, or otherwise, taken as a whole in a single or a series of related transactions.

     Each undertaking agreement and irrevocable proxy will remain effective until the earlier of (a) the termination of the agreement of merger by the parties, (b) the termination of the undertaking by the parties thereto, or (c)
the date on which the merger becomes effective.

                                       45

                        WHERE TO FIND MORE INFORMATION

     You may read and copy any reports, statements or other information that
Tecnomatix files with the Securities and Exchange Commission at the SEC's public reference room at the following location:

     Public Reference Room
     450 Fifth Street, N.W., Room 1024
     Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

     The documents set forth below, as well as reports filed by Tecnomatix with the SEC after the date of this proxy statement, contain important information about Tecnomatix and its financial condition:

    o Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003;

    o Reports of Foreign Issuer on Form 6-K dated February 11, 2004, March 4,
      2004, April 28, 2004, May 11, 2004, July 28, 2004, October 27, 2004,
      October 28, 2004, and January 5, 2005;

    o Amended Reports of Foreign Issuer on Form 6-K/A dated March 4, 2004 and
      January 5, 2005;

    o Registration Statement on Form F-3 dated May 6, 2004 and Amendment No. 1 to Registration Statement filed on Form F-3/A filed September 21, 2004;
      and

    o Prospectus, filed on Form 424B1, dated October 8, 2004.

     OUR FORM 20-F AND FORM 20-F/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
CONTAIN A DETAILED DESCRIPTION OF OUR BUSINESS, RESULTS OF OPERATIONS AND
FINANCIAL CONDITION AND INCLUDES OUR FINANCIAL STATEMENTS AND SCHEDULES. IF YOU
WOULD LIKE TO REQUEST A COPY FREE OF CHARGE PLEASE CALL EFRAT SAFRAN, OUR
GENERAL COUNSEL, AT 011-972-9-959-4777, OR CONTACT OUR PROXY SOLICITOR
INNISFREE M&A INCORPORATED TOLL-FREE AT (888) 750-5834 (FROM THE U.S. AND
CANADA), COLLECT AT (646) 822-7410 (FROM OTHER LOCATIONS), OR COLLECT FOR BANKS
AND BROKERS AT (212) 750-5833.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT
OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT TO
VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS
PROXY STATEMENT IS DATED JANUARY 31, 2005. YOU SHOULD NOT ASSUME THAT THE
INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN
JANUARY 31, 2005, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR
THE PAYMENT OF THE CASH CONSIDERATION IN THE MERGER SHOULD CREATE ANY
IMPLICATION TO THE CONTRARY.

                                       46

                                                                         ANNEX A

                              AGREEMENT OF MERGER

                          DATED AS OF JANUARY 3, 2005

                                 BY AND AMONG

                                  UGS CORP.,

                         TREASURE ACQUISITION SUB LTD.

                                      AND

                          TECNOMATIX TECHNOLOGIES LTD.

                               TABLE OF CONTENTS

                                                                                               PAGE

                                              ARTICLE I
                                              THE MERGER

                                              ARTICLE II
                            REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                                       i

                                                                                             PAGE

                                            ARTICLE III
                       REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

                                             ARTICLE IV
                                 CONDUCT PRIOR TO THE CLOSING DATE

4.1      Conduct of Business by the Company ............................................... A-25
4.2      Conduct of Business by Buyer ..................................................... A-27

                                             ARTICLE V
                                       ADDITIONAL AGREEMENTS

                                             ARTICLE VI
                                      CONDITIONS TO THE MERGER

                                            ARTICLE VII
                                 TERMINATION, AMENDMENT AND WAIVER

                                       ii

                                                                    PAGE

                               ARTICLE VIII
                            GENERAL PROVISIONS

                                      iii

                                   EXHIBITS

Exhibit A -- Form of Merger Proposal

Exhibit B -- Form of Indemnification Undertaking

                                       iv

                             INDEX OF DEFINED TERMS

                                              PAGE
                                             -----

2003 Option Plan .........................   A-2
Acquisition Proposal .....................   A-33
affiliate ................................   A-41
Agreement ................................   A-1
Antitrust Laws ...........................   A-31
Buyer ....................................   A-1
Buyer Charter Documents ..................   A-23
Buyer Disclosure Schedule ................   A-22
Certificates .............................   A-4
Closing ..................................   A-1
Closing Date .............................   A-2
Commercially Available Software ..........   A-15
Companies Registrar ......................   A-2
Company ..................................   A-1
Company 2003 Unvested Option .............   A-3
Company Benefit Plan .....................   A-10
Company Cash-Out Option ..................   A-2
Company Charter Documents ................   A-6
Company Contract .........................   A-19
Company Disclosure Schedule ..............   A-5
Company ERISA Affiliate ..................   A-11
Company Financial Statements .............   A-9
Company Form 20-F ........................   A-20
Company Intellectual Property ............   A-15
Company Leases ...........................   A-13
Company Option Plans .....................   A-3
Company Permits ..........................   A-9
Company Recommendation ...................   A-28
Company Reports ..........................   A-9
Company Shareholder Approval .............   A-7
Company Shareholders Meeting .............   A-21
Company Shares ...........................   A-2
Company Software .........................   A-15
Company Source Code ......................   A-18
Company Subsidiaries .....................   A-6
Company Subsidiary .......................   A-6
Confidentiality Agreement ................   A-32
Content ..................................   A-16
Contract .................................   A-19
Copyrights ...............................   A-15
Domain Names .............................   A-15
Effective Time ...........................   A-2
Environmental Laws .......................   A-22
ERISA ....................................   A-11
Escrow Agreements ........................   A-19
Exchange Act .............................   A-8
Exchange Fund ............................   A-4
Governmental Entity ......................   A-8

                                       v

                            INDEX OF DEFINED TERMS
                                   (CONTINUED)

                                                     PAGE
                                                    -----

Grants ..........................................   A-21
Hazardous Substance .............................   A-22
Indemnification Undertakings ....................   A-34
Indemnified Party ...............................   A-34
Insurance Policies ..............................   A-20
Intellectual Property ...........................   A-15
Investment Center ...............................   A-8
IRC .............................................   A-11
Israeli Companies Law ...........................   A-1
Israeli Company Employee ........................   A-13
Israeli Company Employees .......................   A-12
Israeli Option Tax Ruling .......................   A-35
Israeli Withholding Tax Ruling ..................   A-36
Knowledge .......................................   A-41
Law .............................................   A-9
Liens ...........................................   A-6
Loan ............................................   A-35
Loan Agreement ..................................   A-35
Material Adverse Effect .........................   A-5
Maximum Premium .................................   A-34
Merger ..........................................   A-1
Merger Consideration ............................   A-2
Merger Notice ...................................   A-29
Merger Proposal .................................   A-29
Merger Sub ......................................   A-1
Nasdaq ..........................................   A-8
Notice ..........................................   A-28
OCS .............................................   A-8
Ordinance .......................................   A-4
Outside Date ....................................   A-37
Patent Rights ...................................   A-15
Paying Agent ....................................   A-3
Payment Date ....................................   A-3
Permits .........................................   A-9
Permitted Liens .................................   A-13
Person ..........................................   A-41
Post-Merger Employees ...........................   A-35
Primary IP ......................................   A-16
Principal Shareholders ..........................   A-1
Proxy Statement .................................   A-21
Registered Intellectual Property ................   A-17
Registered Intellectual Property Rights .........   A-15
Representatives .................................   A-32
SEC .............................................   A-9
Securities Act ..................................   A-9
Software ........................................   A-16
subsidiary ......................................   A-41

                                       vi

                            INDEX OF DEFINED TERMS
                                   (CONTINUED)

                                            PAGE
                                           -----

Subsidiary Charter Documents ...........   A-6
Superior Proposal ......................   A-33
Surviving Corporation ..................   A-1
Tax ....................................   A-13
Tax Returns ............................   A-14
Taxes ..................................   A-13
Termination Fee ........................   A-38
Trade Practices Act ....................   A-8
Trade Secrets ..........................   A-15
Trademarks .............................   A-15
U Warrant ..............................   A-3
Unaudited Financial Statements .........   A-10
Unvested Option Consideration ..........   A-3
U.S. GAAP ..............................   A-10
Website ................................   A-16

                                      vii

                              AGREEMENT OF MERGER

This AGREEMENT OF MERGER (this "Agreement") is made and entered into as of
January 3, 2005, by and among UGS Corp., a Delaware corporation ("Buyer"),
Treasure Acquisition Sub Ltd., an Israeli company and a wholly owned subsidiary of Buyer ("Merger Sub"), and Tecnomatix Technologies Ltd., an Israeli company
(the "Company").

     WHEREAS, Buyer, Merger Sub and the Company intend to effect a merger of
Merger Sub with and into the Company (the "Merger") in accordance with this
Agreement and the Israeli Companies Law-5759-1999 (together with the rules and regulations promulgated thereunder, the "Israeli Companies Law") pursuant to which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Buyer;

     WHEREAS, the Board of Directors of the Company has: (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined herein) will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement;

     WHEREAS, (i) the Board of Directors of Merger Sub has determined (A) that the Merger is fair to, and in the best interests of, Merger Sub and its shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, and (B) to recommend that Buyer, as the sole shareholder of Merger Sub, approve this
Agreement, the Merger and the other transactions contemplated by this
Agreement; and (ii) the Boards of Directors of each of Buyer and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

     WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Buyer's willingness to enter into this
Agreement, certain shareholders of the Company (the "Principal Shareholders")
are executing an undertaking and proxy pursuant to which, among other things, each Principal Shareholder agrees, subject to the terms and conditions therein, to vote all shares owned by such Person in favor of approval of the Merger, this Agreement and the transactions contemplated hereby.

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  THE MERGER

     1.1 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Israeli Companies Law, at the
Effective Time (as defined herein), Merger Sub (as the target company ("Chevrat
Yaad", as such term is used in the Israeli Companies Law) in the Merger) shall be merged with and into the Company (as the absorbing company ("Chevra
Koletet", as such term is used in the Israeli Companies Law) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation (the
"Surviving Corporation") and shall (a) become a wholly owned subsidiary of
Buyer, (b) be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Israeli Companies Law.

     1.2 Effective Time; Closing Date. The closing of the Merger and the other transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New
York, NY 10036, at a time and on a date to be designated by the parties (the time and date upon which the Closing actually occurs is referred to

                                      A-1

herein as the "Closing Date"), which shall be no later than the later to occur of: (a) the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied or waived as of the Closing); and (b) the 71st day after the delivery of the Merger Proposal (as defined herein) to the office of the Companies Registrar of the State of Israel (the "Companies Registrar"), or
at such other time, date and location as the parties hereto shall mutually agree. The Merger shall become effective upon the issuance by the Companies
Registrar of a certificate evidencing the completion of the Merger in accordance with section 323(5) of the Israeli Companies Law. The time at which the Merger becomes effective is referred to herein as the "Effective Time".

     1.3 Effect on Capital Stock. At the Effective Time, by virtue of the
Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

       (a) Conversion of Company Shares. Subject to Section 1.3(b) hereof, each
Ordinary Share, NIS 0.01 par value per share, of the Company (collectively, the
"Company Shares") issued and outstanding immediately prior to the Effective
Time shall automatically be converted into and represent solely the right to receive US $17.00 in cash, without interest thereon (the "Merger
Consideration") for each such Company Share, upon surrender, in the manner provided in Section 1.9, of the certificate that formerly evidenced such
Company Share.

       (b) Buyer-Owned Shares and Shares Owned by the Company. Each Company
Share held by the Company or owned by Buyer or any direct or indirect wholly owned subsidiary of the Company or of Buyer immediately prior to the Effective
Time shall remain outstanding, and no consideration shall be delivered in exchange therefor.

       (c) Capital Stock of Merger Sub. Each Ordinary Share, NIS 0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the
Effective Time shall be converted into one validly issued, fully paid and nonassessable Ordinary Share, NIS 0.01 par value per share, of the Surviving
Corporation. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.

     1.4 Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split or reverse stock split, stock dividend (including any dividend or distribution of securities exercisable or exchangeable for or convertible into Company Shares), stock issuance or sale, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company
Shares occurring on or after the date hereof and prior to the Effective Time.

     1.5 Stock Options.

       (a) The Company shall use its reasonable best efforts to take any and all actions necessary such that (i) each option to purchase Company Shares outstanding immediately prior to the Effective Time under the Company's 1994
Stock Option Plan, 1996 Stock Option Plan, Performance Based Option Plan, 1996
Directors Stock Option Plan, and the Robcad Technologies (1980) Ltd. Stock
Option Plan, whether or not vested and exercisable immediately prior to the
Effective Time and (ii) that portion of each option to purchase Company Shares under the 2003 Global Share Option Plan (the "2003 Option Plan") that is vested and exercisable immediately prior to the Effective Time or shall, in accordance with its terms, become vested and exercisable as of the Effective Time (each such stock option or portion thereof, collectively, a "Company Cash-Out
Option"), shall by virtue of the Merger and without any further action on the part of any holder thereof be cancelled immediately prior to the Effective Time and in consideration for such cancellation the holder shall have the right to receive, as soon as practicable following the Effective Time, promptly upon the surrender to the Company of such Company Cash-Out Option, an amount in cash
(less any withholding taxes) equal to the product of (A) the number of Company
Shares subject to such Company Cash-Out Option immediately prior to the
Effective Time and (B) the amount, if any, by which the Merger Consideration exceeds the exercise price per Company Share subject to such Company Cash-Out

                                      A-2

Option. The Company's 1994 Stock Option Plan, 1996 Stock Option Plan,
Performance Based Option Plan, 1996 Directors Stock Option Plan, the Robcad
Technologies (1980) Ltd. Stock Option Plan, and the 2003 Option Plan are
referred to herein collectively as the "Company Option Plans." Prior to the
Effective Time, the Company shall take any and all actions necessary to terminate the Company Option Plans effective as of the Effective Time.

       (b) The Company shall take any and all actions necessary such that the portion of each option to purchase Company Shares outstanding immediately prior to the Effective Time under the Company's 2003 Global Share Option Plan that is not vested and exercisable immediately prior to the Effective Time and that shall not have become vested and exercisable as of the Effective Time (each such unvested and unexercisable stock option or portion thereof, a "Company
2003 Unvested Option") shall by virtue of the Merger and without any further action on the part of any holder thereof be cancelled as of the Effective Time and in consideration for such cancellation the holder shall have the right to receive, subject to the terms of this Section 1.5(b), an amount in cash equal to the product of (i) the number of Company Shares subject to such Company 2003
Unvested Option and (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per Company Share subject to such Company 2003
Unvested Option (such amount, the "Unvested Option Consideration"). The
Unvested Option Consideration shall be paid to the Company Option holder, as soon as practicable following such dates (each a "Payment Date") and in such proportions as the Company 2003 Unvested Option would have become vested and exercisable absent cancellation of such Company 2003 Unvested Option but, subject to the final sentence of this Section 1.5(b), only if the holder thereof remains employed by, or in the service of, the Surviving Corporation or its Subsidiaries on the applicable Payment Date, such payments to be made without interest and less applicable withholding at the time of payment. The
Surviving Corporation shall be responsible for causing such payments to be made when due. Notwithstanding anything in this Agreement to the contrary, in the event that the employment of an individual employed by the Company or a Company
Subsidiary otherwise entitled to receive Unvested Option Consideration is, as of a date on or within six months following the Effective Time, terminated by such individual's employer without "Cause" (as defined in the 2003 Option
Plan), such individual will be entitled to receive as soon as practicable on or following the effective date of such termination that portion of the Unvested
Option Consideration that would have been payable on the next Payment Date following the effective date of such termination; provided that to the extent required to comply with Section 409A of the Code, such payment following termination of employment or service shall be made as of the date which is six months following the effective date of such termination.

       (c) Buyer shall take appropriate steps to ensure that the Surviving
Corporation has sufficient resources to make the payments contemplated by this
Section 1.5.

     1.6 Warrants. Unless otherwise agreed between Buyer and the holder of the
U Warrant (as defined below), Buyer and the Company shall take all actions necessary to terminate the Warrant, issued and effective as of July 12, 2002, between the Company and Buyer (the "U Warrant"), and any rights to purchase
Company shares thereunder.

     1.7 Articles of Association.  At the Effective Time, the Articles of
Association of the Company shall continue to be the Articles of Association of the Surviving Corporation until thereafter amended in accordance with the
Israeli Companies Law and such Articles of Association.

     1.8 Directors and Officers.

       (a) Prior to the Effective Time, each director of the Company shall tender his or her resignation and such resignation shall become effective as of the Effective Date;

       (b) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of
Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

     1.9 Surrender of Certificates.

       (a) Paying Agent. Prior to the Effective Time, Buyer shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the "Paying Agent") for the

                                      A-3

payment of the Merger Consideration upon surrender of certificates that immediately prior to the Effective Time represented issued and outstanding
Company Shares that were converted into the right to receive Merger
Consideration pursuant to Section 1.3 (the "Certificates").

       (b) Buyer to Provide Merger Consideration. At the Effective Time, Buyer
shall deposit with the Paying Agent, for exchange in accordance with this
Article I, the Merger Consideration (collectively, the "Exchange Fund"). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Buyer shall promptly make available to the Paying Agent the amounts so required to satisfy such payment obligations in full. The Paying Agent shall deliver the
Merger Consideration out of the Exchange Fund in accordance with Section 1.9(c)
below. Except as contemplated by this Section 1.9, the Exchange Fund shall not be used for any other purpose.

       (c) Exchange Procedures. As soon as reasonably practicable after the
Effective Time (but no later than three business days thereafter), Buyer shall cause the Paying Agent to mail to each holder of record as of the Effective
Time of a Certificate (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate to the Paying
Agent), that shall also be in such form and have such other provisions as Buyer and the Company may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificate in exchange for the Merger
Consideration. Upon surrender of Certificates for cancellation to the Paying
Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such
Certificates shall be entitled to receive in exchange therefor the Merger
Consideration and the Certificates so surrendered shall forthwith be canceled.
Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time to evidence only the right to receive, upon surrender and without interest, the Merger Consideration into which the Company Shares theretofore represented by such Certificates shall have been converted pursuant to Section 1.3. The exchange procedures shall comply with such procedures as may be required by the Israeli Withholding Tax Ruling, if obtained, and shall permit Buyer (after consultation with the Company) to require holders to provide any information as is reasonably needed to comply with the Israeli
Withholding Tax Ruling, if obtained.

       (d) Transfers of Ownership. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of the payment thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such payment will have paid to Buyer or any agent (including the Paying Agent)
designated by it any Taxes (as defined herein) required by reason of such payment to a Person other than the registered holder of the Certificates surrendered, or established to the satisfaction of Buyer or any agent
(including the Paying Agent) designated by it that such Tax has been paid or is not payable.

       (e) Withholding. Each of the Paying Agent, Buyer and the Surviving
Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, to any holder or former holder of Company Shares or options to purchase Company Shares, such amounts as Buyer in good faith determines may be required to be deducted or withheld therefrom under the applicable U.S. Federal backup withholding provisions of the Code, the Income Tax Ordinance of Israel [New Version], 1961,
as amended (the "Ordinance"), or under any provision of state, local, Israeli or other foreign law or any other applicable requirement; provided, that with respect to any withholding under the laws or regulations of the State of
Israel, the Paying Agent, Buyer and the Surviving Corporation shall act in accordance with the Israeli Withholding Tax Ruling, if obtained. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

       (f) No Liability.  Notwithstanding anything to the contrary in this
Section 1.9, neither the Paying Agent, Buyer nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law
(as defined herein).

                                      A-4

     1.10 Company's Transfer Books Closed; No Further Ownership Rights in
Company Shares. At the Effective Time: (a) the share transfer books of the
Company shall be deemed closed, and no transfer of any certificates theretofore representing Company Shares shall thereafter be made or consummated; and (b)
all holders of Certificates shall cease to have any rights as shareholders of the Company except for any right to receive the Merger Consideration. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid
Certificate is presented to the Paying Agent or to the Surviving Corporation or
Buyer, such Certificate shall be canceled and shall be exchanged as provided in
Section 1.9.

     1.11 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer or the Paying Agent, the executing of a customary indemnification undertaking or the posting by such Person of a bond in such reasonable amount as Buyer or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the
Paying Agent will issue in exchange for such lost, stolen or destroyed
Certificate the Merger Consideration into which the Company Shares represented by such Certificate immediately prior to the Effective Time shall have been converted pursuant to Section 1.3.

     1.12 Termination of Exchange Fund. Promptly following the date that is 120 days after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to Buyer any portion of the Exchange Fund which has not been disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of the
Exchange Fund), and thereafter each holder of a Certificate may only surrender such Certificate to Buyer and (subject to abandoned property, escheat and other similar Laws) receive in consideration therefor the Merger Consideration into which the Company Shares represented by such Certificate immediately prior to the Effective Time shall have been converted pursuant to Section 1.3, without interest.

     1.13 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, as the case may be, any deeds, bills of sale, assignments, assurances or other documents, or instruments, and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Sub, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger and to otherwise accomplish the purpose and intent of this Agreement and the transactions contemplated hereby.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as expressly set forth or referred to in that certain schedule, dated as of the date of this Agreement, from the Company to Buyer and Merger
Sub (the "Company Disclosure Schedule"), the Company represents and warrants to
Buyer and Merger Sub as follows:

     2.1 Organization and Qualification; Subsidiaries.

       (a) Each of the Company and the Company Subsidiaries (as defined herein)
is a corporation duly organized and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business, and, where such concept is applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had or would not reasonably be expected to have a Material Adverse Effect (as defined below) on the
Company. For the purposes of this Agreement, "Material Adverse Effect" means, with respect to any party hereto, any event, change, circumstance or state of facts which individually or in the aggregate, when taken together with all other events, changes, circumstances or states of facts occurring or existing at or about the same time, (A) has a

                                      A-5

material adverse effect on the business, assets, properties, operations, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole, (B) materially adversely affects the ability of such party to perform its obligations hereunder or (C) prevents or materially delays the ability of such party to consummate the Merger and the other transactions contemplated hereby; provided, however, that the term
"Material Adverse Effect" shall exclude events, changes, circumstances and states of facts that result or arise from or relate to: (i) the industry in which such party operates or the economy in any of the countries in which such party operates, but only to the extent that such events, changes, circumstances or states of facts do not have a materially disproportionate effect on such party relative to other similarly situated companies, (ii) an outbreak or escalation of war, armed hostilities, acts of terrorism or political instability, or any governmental or other response to any of the foregoing;
provided, however, that such situations do not directly adversely affect a party's operations in a materially disproportionate manner relative to other similarly situated companies, (iii) the announcement of the transactions contemplated hereby (including the identity of Buyer), including any potential or actual disruption of customer demand or purchase orders, or relationships with employees, customers, business partners, suppliers and other constituencies caused by such announcement, and the effects thereof, (iv) any change in applicable accounting requirements or principles, or applicable Laws, rules or regulations; or (v) compliance with the terms of, or the taking of any action required by, this Agreement prior to the Effective Time; and provided, further, that any change in the Company's stock price or trading volume shall not, in and of itself, be deemed to constitute a Material Adverse Effect.

       (b) Section 2.1(b) of the Company Disclosure Schedule lists each of the
Company's subsidiaries (each, a "Company Subsidiary" and, collectively, the
"Company Subsidiaries"), the jurisdiction of incorporation of each Company
Subsidiary and the Company's equity interest therein, and, if not directly or indirectly wholly owned by the Company, the identity and ownership interest of each of the other owners of such Company Subsidiary. Other than as set forth on
Section 2.1(b) of the Company Disclosure Schedule, the Company, directly or indirectly, owns 100% of the outstanding equity interests of each of the
Company Subsidiaries. As of the date hereof neither the Company nor any Company
Subsidiary has agreed, is obligated to make or is bound (or has bound its property) by any written agreement or contract under which it is legally obligated to make any future investment (in the form of a loan, capital contribution or otherwise) in any other entity (other than the Company or a wholly owned Company Subsidiary) in excess of $300,000 in the aggregate for all such obligations. Other than the Company's interests in the Company
Subsidiaries, neither the Company nor any Company Subsidiary directly or indirectly owns any equity, partnership or similar interest in any Person. All of the issued and outstanding shares of capital stock of or other equity interests in each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and all such shares or interests owned by the Company or any Company Subsidiary are owned free and clear of all pledges, hypothecations, claims, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens").

       (c) The Company has delivered to Buyer a complete and correct copy of the Memorandum of Association and Articles of Association, the By-Laws and all
other organization documents of the Company as of the date of this Agreement
(together, the "Company Charter Documents"). Such Company Charter Documents and
the similar organizational documents of the Company Subsidiaries (the
"Subsidiary Charter Documents") are in full force and effect. The Company and all Company Subsidiaries are not in violation in any material respect of any of the provisions of the Company Charter Documents or Subsidiary Charter
Documents, as applicable. The Company has heretofore delivered or shall, no later than two weeks following the date hereof, deliver to Buyer a complete and correct copy of all Subsidiary Charter Documents.

     2.2 Capitalization.

       (a) The registered (authorized) share capital of the Company consists of
20,000,000 Company Shares, NIS 0.01 par value per share. As of December 31,
2004: (i) 12,201,685 Company Shares were issued and outstanding; (ii) no
Company Shares were held by the Company and 1,956,853 Company Shares were held by a Company Subsidiary; (iii) 3,981,501 Company Shares were reserved for issuance upon the exercise of outstanding Company Options; and (iv) up to
1,592,502 Company

                                      A-6

Shares were reserved for issuance upon the exercise of the U Warrant. Except as set forth above and for shares issued upon the exercise of outstanding Company
Options since December 31, 2004, as of the date of this Agreement, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding by the Company.

       (b) All issued and outstanding Company Shares are and each Company Share which may be issued pursuant to a Company Option will be duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the
Company issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

       (c) Section 2.2(c) of the Company Disclosure Schedule sets forth, as of
December 15, 2004, the following information with respect to each Company
Option outstanding as of such date: (i) the name of the optionee; (ii) the stock option plan under which the Company Option was granted; (iii) the number of Company Shares subject to such Company Option; (iv) the number of shares currently vested and exercisable under such Company Option; (v) the vesting schedule for each Company Option subject to the 2003 Option Plan; (vi) whether any such Company Option subject to the 2003 Option Plan shall vest and become exercisable as a result of the consummation of the Merger; and (vii) the exercise price of such Company Option.

       (d) Except as set forth in Sections 2.1, 2.2(a) and 2.2(c), as of the date of this Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights
(including preemptive rights), commitments or agreements of any character to which the Company or any Company Subsidiary is a party or by which it is bound obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the
Company or any Company Subsidiary or obligating the Company or any Company
Subsidiary to grant, extend, or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

     2.3 Authority Relative to this Agreement; Required Vote; Board Approval.

       (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to (i) obtaining the Company
Shareholder Approval (as defined below), (ii) receipt of required regulatory, administrative and governmental approvals and consents set forth in Section
2.4(b) and (iii) delivery of the documents to the Companies Registrar as described in Sections 5.1 and 5.2, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Subject to the foregoing, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Buyer and Merger Sub, constitutes a valid, legal and binding obligation of the Company, enforceable against the
Company in accordance with the terms hereof, except to the extent that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) general principles of equity
(regardless of whether enforcement is considered in a proceeding at law or equity).

       (b) Subject to the provisions of Section 320(c) of the Israeli Companies
Law, the affirmative vote of 75% (seventy-five percent) of the voting shares of the Company present and voting at the Company Shareholders Meeting at which a quorum is present is the only vote required of the holders of any Company
Shares necessary to approve the Merger (the "Company Shareholder Approval").
Those shareholders holding collectively at least 33 1/3% (thirty-three and one-third percent) of the issued share capital of the Company (present in person or by proxy) shall constitute the quorum required for the purposes of the Company Shareholders Meeting. Except as provided for in this

                                      A-7

Section 2.3(b) or in Section 2.4, no vote of: (i) any creditor of the Company,
(ii) any holder of any option or warrant granted by the Company (other than obtaining the consent of any such holders as may be required under the Company
Option Plans to implement the provisions of Section 1.5); or (iii) any shareholder of any Company Subsidiary is necessary in order to approve this
Agreement, or to approve or permit the consummation of the Merger and the other transactions contemplated by this Agreement.

       (c) The Board of Directors of the Company, at a meeting duly called and held in compliance with the requirements of the Israeli Companies Law and the
Company's Articles of Association, has (i) determined that the Merger is fair to, and in the best interests of, the Company and the Company's shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this
Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the Company's shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement.

     2.4 No Conflict; Required Filings and Consents.

       (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i)
conflict with or violate the Company Charter Documents or the equivalent organizational documents of any Company Subsidiary, except that consummation of the Merger is subject to obtaining the Company Shareholder Approval, (ii)
subject to (x) obtaining the Company Shareholder Approval, (y) receipt of required regulatory, administrative and governmental approvals and consents set forth in Section 2.4(b), and (z) delivery of the documents to the Companies
Registrar as described in Sections 5.1 and 5.2, conflict with or violate any
Law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which the Company's or any Company Subsidiary's property is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any notice or consent pursuant to, or give rise to any rights of termination, amendment, acceleration or cancellation of, or rights to payment under, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or the Company's or any
Company Subsidiary's property is bound except to the extent such conflict, violation, breach, failure to give notice or obtain consent, default, losses or other effect would not, in the case of clauses (ii) or (iii), reasonably be expected to have a Material Adverse Effect on the Company.

       (b) Other than with respect to procedures under the Israeli Companies
Law, the execution and delivery of this Agreement by the Company does not and the consummation of the transactions contemplated hereby do not, and the performance of this Agreement and the transactions contemplated hereby by the
Company shall not, require any action, consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission or governmental or regulatory authority, U.S. or non-U.S. (a
"Governmental Entity"), except (i) for applicable requirements, if any, of (A)
the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act"), (B) the requirements of any
Governmental Entity under applicable competition, antitrust or foreign investment or trade regulatory Laws, (C) the approval of the Israeli Investment
Center of the Israeli Ministry of Trade, Industry and Labor (the "Investment
Center"), (D) the approval of the Office of the Chief Scientist of the Israeli
Ministry of Trade, Industry and Labor ("OCS"), (E) the approval, if applicable, of the Israeli Commissioner of Restrictive Trade Practices to the extent required pursuant to the Restrictive Trade Practices Act, 1988 (the "Trade
Practices Act"), (F) the required approvals of this Agreement by the Company's shareholders pursuant to Israeli Law, (G) delivery of the required notices described in Sections 5.1 and 5.2, (H) the rules and regulations of the Nasdaq
Stock Market ("Nasdaq") and (I) such other filings, notices, permits, authorizations, consents or approvals as may be required by reason of the status of Buyer, Merger Sub or their affiliates and (ii) where the failure to obtain such consents,

                                      A-8

approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the
Company.

     2.5 Compliance; Permits.

       (a) Excluding labor and employee benefits matters which are exclusively covered in Section 2.10, tax matters which are exclusively covered in Section
2.12, and matters as to Israeli grants, incentives and subsidies which are exclusively covered in Section 2.19, neither the Company nor any Company
Subsidiary is in conflict with, or in default or violation of, any law, statute, code, rule, regulation (including regulations or requirements of any stock exchange), order, ordinance, judgment or decree or other pronouncement having the effect of law in the United States, Israel, or any foreign country or any state, county, city or other subdivision of any Governmental Entity
(collectively, "Law") applicable to the Company or any Company Subsidiary or by which its or any of their respective properties is bound, except for any such conflicts, defaults or violations that, would not reasonably be expected to have a Material Adverse Effect on the Company.

       (b) Excluding labor and employee benefits matters which are exclusively covered in Section 2.10, tax matters which are exclusively covered in Section
2.12, and matters as to Israeli grants, incentives and subsidies which are exclusively covered in Section 2.19, the Company and the Company Subsidiaries
hold all material franchises, grants, permits, easements, licenses, variances, exemptions, certificates, consents, product listings, establishment registrations, orders and approvals and other authorizations from Governmental
Entities to test, manufacture, market, sell or distribute their respective products, to own, lease and operate their respective properties and assets, or carry on their respective businesses as they are now being conducted
("Permits") which are required for the operation of the business of the Company and the Company Subsidiaries taken as a whole (collectively, the "Company
Permits"). All such Company Permits are in full force and effect, and as of the date of this Agreement, none of the Company Permits has, during the past three years, been withdrawn, revoked, suspended or cancelled nor is any such withdrawal, revocation, suspension or cancellation pending or, to the Knowledge of Company, threatened in writing. The Company and each Company Subsidiary have been, during the past two years, and are in compliance in all material respects with the terms of the Company Permits and any conditions placed thereon.

     2.6 Company Documents; Financial Statements.

       (a) Since January 1, 2001, the Company has filed all reports, schedules, forms, registration statements and other documents required to be filed by
Company with the U.S. Securities and Exchange Commission (the "SEC") under the
Securities Act of 1933, as amended, (the "Securities Act"), the Exchange Act and applicable rules and regulations of the SEC thereunder (such filings, the
"Company Reports").

       (b) As of their respective filing dates, the Company Reports complied, in all material respects, with the applicable requirements of the Securities
Act and the Exchange Act, as the case may be, and applicable rules and regulations of the SEC thereunder, and, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, the Company is a "foreign private issuer" as such term is defined in Rule 3b-4(c) under the
Exchange Act.

       (c) The Company has delivered to Buyer true and correct copies of (i)
the audited consolidated financial statements (including any related notes thereto) of the Company and the Company Subsidiaries as of, and for the periods ended, December 31, 2003 and 2002, including audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2003 and
2002 and audited consolidated statements of operations and cash flows for the years ended December 31, 2003 and 2002, together with a signed report of the
Company's independent auditors attached thereto (collectively, the "Company
Financial Statements") and (ii) the unaudited consolidated financial statements of the Company and the Company Subsidiaries as of, and for the period ended,
September 30, 2004, including an unaudited consolidated balance sheet of the
Company and the Company Subsidiaries as of September 30, 2004 and an unaudited consolidated statement of

                                      A-9

operations (but not cash flows) for the period ended September 30, 2004 (the
"Unaudited Financial Statements"). The Company Financial Statements were prepared in accordance with the published regulations of the SEC (including regulations relating to the preparation of audited annual financial statements for inclusion in annual reports filed with the SEC) and in accordance with
United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for the Company and the
Company Subsidiaries as of the date thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended. The Unaudited Financial Statements were prepared in accordance with
U.S. GAAP applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for the
Company and the Company Subsidiaries as of the date thereof and the consolidated results of their operations (but not cash flows) and changes in financial position for the periods then ended (subject to the absence of footnotes, statements of cash flows and year-end audit adjustments, which adjustments, individually and in the aggregate, are not material).

       (d) Based on information available to the Company as of the date of this
Agreement, the Company expects that its fourth quarter 2004 revenues will not be materially lower than the estimates provided by the Company to the Buyer in a letter from the Company to the Buyer dated as of the date hereof.

     2.7 No Undisclosed Liabilities. Neither the Company nor any Company
Subsidiary has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed in a Company Report or on a consolidated balance sheet or in the related notes to consolidated financial statements prepared in accordance with U.S. GAAP and the Exchange Act and the rules and regulations of the SEC promulgated thereunder which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of the Company and the Company Subsidiaries taken as a whole, except
(i) liabilities provided for in the Company's balance sheet as of December 31,
2003 or September 30, 2004 set forth in Company Reports (or in the notes thereto); (ii) liabilities incurred since September 30, 2004 in the ordinary course of business that the Company would have been permitted to incur under
Section 4.1; (iii) liabilities permitted to be incurred under this Agreement in accordance with Section 4.1; and (iv) liabilities and obligations under this
Agreement and the fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

     2.8 Absence of Certain Changes or Events. Except for the transactions contemplated hereby, since September 30, 2004, (i) the Company and the Company
Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been any event or occurrence which has had or is reasonably likely to have a Material Adverse
Effect on the Company and (ii) the Company and the Company Subsidiaries have not taken any of the actions listed in clauses (a) through (u) of Section 4.1.

     2.9 Absence of Litigation. There are not currently any, and since January
1, 2003 there have been no material claims, actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, by or before any Governmental Entity.
Neither the Company nor any Company Subsidiary is subject to any outstanding material order, writ, injunction or decree. Since January 1, 2003, there has not been, nor are there currently, any internal investigations or inquiries being conducted by the Company, its Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning fraudulent or deceptive conduct or any material financial, accounting, tax, conflict of interest, self-dealing or other misfeasance or malfeasance issues.

     2.10 Employee Matters and Benefit Plans.

       (a) For purposes of this Agreement, "Company Benefit Plan" means each material deferred compensation and each material bonus or other incentive compensation, stock purchase, stock option and other material equity compensation plan, program, agreement or broad-based arrangement; each material severance or termination pay, medical, surgical, hospitalization, life insurance and other material "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee

                                      A-10

Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not subject to ERISA); each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of section 3(2) of ERISA, whether or not subject to ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or broad-based arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to or entered into by the Company or by any trade or business, whether or not incorporated
("Company ERISA Affiliate"), that together with the Company would be deemed a
"single employer" within the meaning of section 4001(b) of ERISA, or to which the Company or a Company ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Company
Subsidiary. The Company has heretofore delivered or shall, no later than two weeks following the date hereof, deliver to Buyer a complete and correct copy of each Company Benefit Plan of the Company and each Company Subsidiary.

       (b) With respect to each Company Benefit Plan that is a pension or retirement plan that is not mandated by applicable Law, the Company has heretofore delivered or shall, no later than two weeks following the date hereof, deliver to Buyer true and complete copies of each of the following documents, as applicable: (i) a copy of the Company Benefit Plan and any amendments thereto (or if not a written plan, a description thereof); (ii) a copy of the two most recent annual reports and actuarial reports, if required under ERISA or other applicable Law, and the most recent report prepared with respect thereto in accordance with Statement of Financial Accounting Standards
No. 87; (iii) a copy of the most recent Summary Plan Description required under
ERISA with respect thereto; (iv) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401 of the United States
Internal Revenue Code of 1986, as amended (the "IRC").

       (c) No Company Benefit Plan is subject to Title IV or section 302 of
ERISA. No liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA
Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due), except as would not reasonably be expected to have a Material
Adverse Effect on the Company.

       (d) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, except as would not reasonably be expected to have a Material Adverse Effect on the
Company.

       (e) Each Company Benefit Plan intended to be "qualified" within the meaning of section 401(a) of the IRC or registered under an analogous provision of non-U.S. Law is so qualified or registered, except as would not reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge
of the Company, no condition exists that would reasonably be expected to adversely affect such qualification or registration, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

       (f) No Company Benefit Plan provides material medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Company subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any "pension plan," or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

       (g) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (other than, in the case of clauses (i) and (ii) below, the termination of employment of an employee or officer following the Effective Time), (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, (ii)
accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director, except, in the case of clauses (i) and (ii) above, (x) as required by applicable Law, (y) as set forth in Section

                                      A-11

2.10(g) of the Company Disclosure Schedule or (z) the acceleration of vesting with respect to Company Options as contemplated by Section 1.5 hereof or (iii)
result in the payment of any "excess parachute payment" within the meaning of
Section 280G of the IRC (or any corresponding provision of U.S. state or local
Law). Other than the foregoing, there are no obligations of the Company or any
Company Subsidiary to make severance payments in amounts which are materially greater than the amounts prescribed by applicable Law.

       (h) There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Company Benefit Plan
(other than routine claims for benefits), except as would not reasonably be expected to have a Material Adverse Effect on the Company.

       (i) Except with respect to Israeli Company Employees (which employees are addressed in Section 2.10(k) below) the Company and the Company
Subsidiaries: (i) are in compliance in all material respects with all applicable federal, state and local Laws, rules and regulations (including without limitation the National Labor Relations Act) respecting employment, employment practices, terms and conditions of employment, wages and hours and workplace safety and are not engaged in any unfair labor practices; and (ii)
within the past three years there have not been nor are there any pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former employee or group of current or former employees against the Company or any of the Company Subsidiaries except, in the case of clauses (i) and (ii), as would not reasonably be expected to have a
Material Adverse Effect on the Company. Neither the Company or any Company
Subsidiary is now, nor during the last three years has been, the subject of any material complaint, charge, investigation, audit, suit or other legal process with respect to any of its/their employees, independent contractors or consultants by a Governmental Entity. None of the employees of the Company or any Company Subsidiary (in their capacities as such) is, or within the last three years has been, the subject of a representation petition before the
National Labor Relations Board or any other Governmental Entity.

       (j) Within the past five years, except with respect to Israeli Company
Employees (which employees are addressed in Section 2.10(k) below), (i) no material work stoppage or labor strike against the Company or any Company
Subsidiary has occurred, is pending or, to the Knowledge of the Company, threatened; (ii) neither the Company nor any Company Subsidiary has had
Knowledge of any activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary; and (iii) neither the
Company nor any Company Subsidiary has been or is a party to, or bound by, any collective bargaining agreement or union contract and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary.

       (k) With respect to employees of the Company or any Company Subsidiary who reside in Israel (the "Israeli Company Employees"): (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Company
Employees, and neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Company Employees; (ii) the Company and the
Company Subsidiaries are in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses, withholding requirements and other matters relating to compensation and terms and conditions of employment with respect to their respective Israeli Company Employees; (iii) all of the Israeli Company
Employees are "at will" employees subject to termination upon up to thirty (30)
days prior written notice under the termination notice provisions included in employment agreements or applicable law; (iv) Company's and the Company
Subsidiaries' obligations to provide statutory severance pay to its Israeli
Company Employees pursuant to the Severance Pay Law (5723-1963) are fully funded or accrued on the Company's financial statements and (v) there are no pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former Israeli Company Employee or group of current or former Israeli

                                      A-12

Company Employees against the Company or any of the Company Subsidiaries except, in the case of clauses (ii), (iii), (iv) and (v), as would not reasonably be expected to have a Material Adverse Effect on the Company.

     Other than as set forth on Section 2.10(k) of the Company Disclosure
Schedule, (i) the Company does not engage any Israeli employees whose employment would require special licenses or permits and (ii) there are no unwritten Company policies or customs that, by extension, could entitle Israeli
Company Employees to benefits in addition to what they are entitled by Law or under the terms of employment agreements (including, by way of example but without limitation, unwritten customs or practices concerning the payment of statutory severance pay when it is not legally required). For purposes of this
Agreement, the term "Israeli Company Employee" shall be construed to include consultants and freelancers who devote a majority of their working time in
Israel to the business of the Company or a Company Subsidiary (each of whom are identified in Section 2.10(k) of the Company Disclosure Schedule).

     2.11 Title to Property; Leased Property. (a) The Company and each Company
Subsidiary has good title to, or in the case of leased properties and assets, valid leasehold interests in, all of their material properties and material assets, free and clear of all Liens, except for: (i) Liens reflected in the balance sheet of the Company, dated as of December 31, 2003, included in the
Company Financial Statements, (ii) Liens imposed by Law, such as carriers', warehouseman's, mechanics', materialmen's, landlords', laborers', suppliers', construction and vendors' liens, incurred in good faith in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings as to which the Company has, to the extent required by U.S. GAAP, set aside on its books adequate reserves;
(iii) Liens for Taxes either not yet due and payable or which are being contested in good faith by appropriate legal or administrative proceedings;
(iv) with respect to leasehold interests, liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee, none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or the value of such property for the purpose of such business; and (v) any minor imperfections of title and Liens which do not materially interfere with the present use of the property affected thereby
(collectively, "Permitted Liens"), and (b) all leases pursuant to which the
Company or any Company Subsidiary leases from others material real or personal property (collectively, the "Company Leases") are valid, binding and enforceable in accordance with their respective terms on the Company or Company
Subsidiary party thereto and in full force and effect, no amounts (other than immaterial amounts the failure of which to pay would not be material) payable under any Company Lease is past due, and there is not, under any of such leases, any existing default or event of default of the Company or any Company
Subsidiary or, to the Knowledge of the Company, any other party, except for such failures to be valid, binding or effective and for such defaults or events of default which would not reasonably be expected to have a Material Adverse
Effect on the Company. Neither the Company nor any Company Subsidiary owns any real property. To the Knowledge of the Company, there is no condemnation, expiration or other proceeding in eminent domain pending or threatened, affecting any parcel of real estate covered by the Company Leases or any portion thereof or interest thereon.

     2.12 Taxes.

       (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or, collectively, "Taxes" means any and all United States, Israeli, federal, provincial, state, local and foreign taxes, assessments and other governmental charges, duties, customs, fees, levies and impositions, including, but not limited to, taxes based upon or measured by gross receipts, gross or net income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, social security, excise, alternative or add-on minimum, estimated and property taxes, together with all interest, inflation linkages, penalties, additions to tax and additional amounts imposed with respect to such amounts.

       (b) Tax Returns and Audits. Except as set forth in Section 2.12(b) of the Company Disclosure Schedule:

                                      A-13

          (i) the Company and each Company Subsidiary have timely (after taking into account all extensions) (A) to the Knowledge of the Company, filed all returns and all material estimates, declarations, information statements and reports (including any schedules or attachments thereto) relating to Taxes required to be filed with any governmental taxing authority by the Company and each Company Subsidiary (the foregoing, together with any amendments thereof,
"Tax Returns") and such Tax Returns are true and correct and complete in all material respects and (B) paid all Taxes (other than such Taxes as are being contested in good faith by appropriate proceedings) shown as due on such Tax
Returns.

          (ii) no penalty, interest or other charge is due or has been asserted in writing but not yet paid as of the date hereof, with respect to the late filing of any Tax Return or late payment of any Tax. Neither the Company nor any Company Subsidiary (i) is the beneficiary of any extension to file any Tax
Return which has not yet been filed or (ii) has agreed to any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any Tax.

          (iii) To the Knowledge of the Company, no audit or other
administrative or judicial proceeding of any material Tax Return of the Company or any Company Subsidiary is in progress, nor, to the Knowledge of the Company, has the Company or any Company Subsidiary been notified (including by the
Investment Center with respect to the Company's status as an "Approved
Enterprise" under Israel's Law for the Encouragement of Capital Investment,
1959) of any request for such an audit or other administrative or judicial proceeding. As of the date hereof, to the Knowledge of the Company, no material claim for assessment or collection of Taxes is presently being asserted against the Company or any Company Subsidiary and neither the Company nor any Company
Subsidiary is a party to any pending material action, proceeding or investigation by any governmental taxing authority relating to Taxes.

          (iv) to the Knowledge of the Company, no material claim by a
Governmental Entity in a jurisdiction in which the Company or any Company
Subsidiary does not file Tax Returns that the Company or any Company Subsidiary may be subject to income taxation by such jurisdiction has been proposed by any
Governmental Entity to the Company or any Company Subsidiary or any
representative thereof.

          (v) neither the Company nor any Company Subsidiary has any liability for any unpaid Taxes which is, individually or in the aggregate, material to the Company, or which has not been accrued for or reserved on the Company's balance sheet dated September 30, 2004, in accordance with U.S. GAAP, other than any liability for unpaid Taxes that may have accrued since September 30,
2004 in connection with the operation of the business of the Company and the
Company Subsidiaries in the ordinary course and for which an appropriate reserve has been established.

          (vi) there are no liens on the assets of the Company or any Company
Subsidiary that arose in connection with the failure to pay Taxes, other than liens for Taxes not yet due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings.

          (vii) neither the Company nor any Company Subsidiary (x) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding and does not owe any amount under any such agreement or (y) is liable for the
Taxes of any other Person under United States Treasury Regulation Section
1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.

          (viii) Section 2.12(b)(viii) of the Company Disclosure Schedule lists each material tax incentive granted to the Company and the Company Subsidiaries under the Laws of the State of Israel (other than incentives generally applicable by way of Law) and currently outstanding, the period for which such tax incentive applies, and the nature of such tax incentive. The Company and each Company Subsidiary have complied with all material requirements of Israeli
Law to be entitled to claim all such incentives.

          (ix) no consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Company or any Company Subsidiary to any such material tax incentive, subject to the receipt of the approval by the Investment

                                      A-14

Center of the Merger and the other transactions contemplated hereby and assuming the compliance by the Company and the Company Subsidiaries, after
Closing, with all applicable regulations and no change in the operation of the
Company's or any Company Subsidiary's business by Buyer in a manner which is material to the continued entitlement to such tax incentives.

          (x) The Company believes that it qualifies as an "Industrial Holding
Company" and that Tecnomatix Ltd. qualifies as an "Industrial Company"
according to the meaning of those terms provided in the Law for the
Encouragement of Industry (Taxes), 1969. The Company believes that, as of the date of this Agreement, in excess of 25% of the issued and outstanding Company
Shares were owned by non-Israeli residents for purposes of the period of tax benefits as an "approved enterprise" under the Law for the Encouragement of
Industry (Taxes), 1969. The Company believes that since January 1, 2003, the
Company has been a "Foreign Investors' Company", as defined in the Law for the
Encouragement of Capital Investments, 1959. The Company has not received any written or, to the Knowledge of the Company, oral indication from the
Investment Center or any other Governmental Entity that the Company does not qualify as an "Industrial Holding Company" or "Foreign Investors' Company" or
that Tecnomatix Ltd. does not qualify as an "Industrial Company" or that the consummation of the Merger will cause such qualification as an "Industrial
Holding Company" or an "Industrial Company", as the case may be, to expire, subject to the receipt of the approval by the Investment Center of the Merger and the other transactions contemplated by this Agreement and assuming no material change in the operation of the Company's or any Company Subsidiary's business by Buyer.

     2.13 Intellectual Property.

       (a) Definitions. As used herein:

          (i) "Intellectual Property" means all U.S. and foreign (A)
trademarks, service marks, logos, trade dress, trade names or other source or brand identifying designations or devices ("Trademarks") and Internet domain names ("Domain Names"), together with goodwill, registrations and applications relating to the foregoing; (B) patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, and any patent disclosures, ("Patent Rights"); (C)
copyrights, including copyrights in computer software programs, and works of authorship whether registered or unregistered, and mask works, and any pending applications to register the same ("Copyrights"); (D) confidential ideas, trade secrets, computer software, including source code, know-how, works-in-progress, concepts, methods, processes, inventions, invention disclosures, formulae, reports, data, customer lists, mailing lists, business plans, or other confidential and proprietary information ("Trade Secrets"); (E) all rights of privacy and publicity; (F) all "moral" rights of authors and inventors, however denominated throughout the world; and (G) any similar, corresponding or equivalent rights to any of the foregoing;

          (ii) "Company Intellectual Property" means any Intellectual Property, including Registered Intellectual Property Rights, owned by or licensed to the
Company or any Company Subsidiary which the Company or any Company Subsidiary licenses, sells, offers for sale, markets, manufactures, or otherwise makes commercially available as a product, technology, or service (including products, technology, or services currently under development).

          (iii) "Registered Intellectual Property Rights" means all United
States, international and foreign registrations and applications for: (A)
Patent Rights; (B) Trademarks, including intent-to-use applications; (C)
Copyrights; and (D) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other similar document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

          (iv) "Commercially Available Software" means that third party
Software set forth in Section 2.13(a) of the Company's Disclosure Schedule,
which Software is readily available and readily licensable on commercial terms from third parties.

          (v) "Company Software" means Software, excluding any Commercially
Available Software, which the Company or any Company Subsidiary licenses, sells, offers for sale, markets, manufactures, or otherwise makes commercially available as a product, technology, or service (including products, technology, or services currently under development).

                                      A-15

          (vi) "Software" means all computer software programs and software systems and subsequent versions thereof developed for or used in Company's business, including all databases, compilations, tool sets, compilers, higher level or proprietary languages, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons, related files, data, materials, manuals, design notes and other items and documentation, whether in source code, object code or human readable form; and

          (vii) "Website" means, excluding any Commercially Available Software:
(A) the website currently located at the URL http://www.tecnomatix.com, (B) all other websites owned or controlled by the Company or any Company Subsidiary, and all Content and pages contained within each of those websites, hosted anywhere in the world, and (C) all website user information and data collected by the Company or any Company Subsidiary, including but not limited to, email addresses, website logs, clickstream data and cookies, but, in each case, excluding freely available graphic or text content, such as clip art or graphic images licensed from commercial media vendors. For each Website, the Content and pages shall include all computer files and documentation for the current version of the Website and all archived Content and pages in the Company's possession or control. As used herein, the term "Content" means any literary, audio, video, and other information, including editorial content, data, animation, graphics, photographs and artwork, and combinations of any or all of the foregoing, in any tangible or digital formats.

       (b) The Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in the ordinary course of their business as presently conducted.

       (c) Section 2.13(c) of the Company Disclosure Schedule sets forth: all
Patent Rights and Domain Names owned by the Company or Company Subsidiaries;
all registrations or pending applications to register Trademarks or Copyrights owned by the Company or Company Subsidiaries; all Trademarks owned by the
Company or Company Subsidiaries that have been used extensively as a trademark or brand in communications with customers of the Company or Company
Subsidiaries; and a list of the material Trade Secrets owned by the Company or a Company Subsidiary representing the Company Software and the technology used by the Company.

     For all Intellectual Property listed on Section 2.13(c) of the Company
Disclosure Schedule, the Schedule identifies the Company or Company Subsidiary that is the owner.

       (d) Section 2.13(d) of the Company Disclosure Schedule describes the
Company Software currently used in and necessary to the conduct of the business of the Company. To the Knowledge of the Company, other than as set forth in
Section 2.13(d) of the Company Disclosure Schedules, the Company Software does not include any open source, shareware, freeware code or other freely available software that is subject to restrictions on use. The Company and all Company
Subsidiaries are in full compliance with all open source licenses to which any of the Company Software is subject, which licenses are identified in Section
2.13(d) of the Company Disclosure Schedule and copies of which have been provided to the Buyer.

       (e) Company or one or more of Company's Subsidiaries have the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software that are material to the operation of the business of the Company as currently conducted or that are required to create, modify, compile, operate or support any software that is or is incorporated into any Company Intellectual Property or any Company Software.

       (f) The Company or a Company Subsidiary either (i) owns all right, title and interest in and to or (ii) has all rights to use in the manner and to the extent used by the Company or Company Subsidiaries in the ordinary course of business: all Intellectual Property identified on Section 2.13(c) of the
Company Disclosure Schedule, all Company Intellectual Property, all Company
Software, and the Website (collectively the "Primary IP") and, except as disclosed in Section 2.13(f) of the Company Disclosure Schedules, free and clear of any liens or similar encumbrances.

       (g) Except as set forth on Section 2.13(g) of the Company Disclosure
Schedule and Section 2.13(d) of the Company Disclosure Schedule, the Company
has to its Knowledge taken, or will take prior to the Closing, reasonable actions to protect the Primary IP. Section 2.13(c) of the Company

                                      A-16

Disclosure Schedule contains a complete list of all registered Intellectual
Property and applications to register Intellectual Property, which are owned in whole or in part by the Company (collectively, the "Registered Intellectual
Property"). Except as disclosed in Section 2.13(g) of the Company Disclosure
Schedule: (i) the Registered Intellectual Property has not been sold, assigned or transferred to a third party, or abandoned or permitted to lapse, and is not the subject of any pending opposition proceedings, pending cancellation proceedings, pending interference proceedings, pending lawsuit naming the
Company or any Company Subsidiary as a party or other pending challenges or proceedings of which the Company has Knowledge; (ii) all fees to maintain registrations for Intellectual Property identified as being owned by the
Company or any Company Subsidiary have been paid; and (iii) except with regard to third-party Intellectual Property, the Company or a Company Subsidiary has
the sole and exclusive right to bring actions for infringement or unauthorized use of the Company Intellectual Property, the Company Software or the Website,
and to the Knowledge of the Company, there is no basis for any such action.

       (h) Except as disclosed in Section 2.13(h) of the Company Disclosure
Schedule, the transactions contemplated by this Agreement shall have no effect on the validity and enforceability of any of the Primary IP, and the right, title and interest thereto of the Surviving Corporation immediately after the
Effective Time shall be identical to that of the Company's immediately prior to the Effective Time, without the Buyer taking any action, paying any fees, or obtaining any consent.

       (i) Each of the employees, agents, consultants, contractors or others who have, on behalf of the Company or any Company Subsidiary, contributed to or participated in the discovery, creation or development of any Company
Intellectual Property, the Company Software or the Website has assigned, by operation of law or in an express written agreement in favor of the Company, all right, title and interest in such Company Intellectual Property, the
Company Software, and the Website, or is a party to a valid "work-for-hire"
agreement or subject to a "work-for-hire" relationship under which the Company is deemed to be the original owner/author of all property rights therein. To the Company's Knowledge, none of the Company's officers or employees has entered into any agreement relating to the prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, whether written or oral, with any Person which would materially inhibit the performance of their duties in connection with the
Company's business.

       (j) Except as set forth in Section 2.19 of the Company Disclosure
Schedule, no government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property including Company
Software in each case that is owned by the Company or a Company Subsidiary. To the Knowledge of Company, no current or former employee, consultant or independent contractor of Company, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property including
Company Software in each case that is owned by the Company or a Company
Subsidiary has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Company.

       (k) Section 2.13(k) of the Company Disclosure Schedule lists all items of Company Intellectual Property or Company Software, in each case that is owned by the Company or a Company Subsidiary, as of the date hereof which were developed with funding provided by or are subject to restriction, constraint, control, supervision, or limitation imposed by any Governmental Entity or quasi-Governmental Entity. Except as set forth in Section 2.13(k) of the
Company Disclosure Schedule, (i) other than restrictions generally imposed by any Governmental Entity or quasi-Governmental Entity on software companies subject to the applicable jurisdiction, all Company Intellectual Property and
Company Software in each case that is owned by the Company or a Company
Subsidiary is freely transferable, conveyable, and/or assignable by Company and/or Buyer to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, or limitation that could be imposed by the OCS (or any other Governmental Entity or quasi-Governmental entity) and (ii) other than restrictions generally imposed by any Governmental
Entity or quasi-Governmental Entity on software companies subject to the applicable jurisdiction, no restriction, constraint, control, supervision, or limitation whatsoever is currently imposed by the OCS

                                      A-17

(or any other Governmental Entity or quasi-Governmental Entity) on the place, method and scope of exploitation of any Company Intellectual Property owned by the Company or a Company Subsidiary (including the operation of the business of
Company as it is currently conducted, including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Company Software and any products, technology a services currently under development by Company or any Company Subsidiary).

       (l) Except as set forth in Section 2.13(k) or disclosed in Section
2.13(l) of the Company Disclosure Schedule: (i) the Company Software, and all
material Software owned by the Company or any Company Subsidiary in the ordinary course of business, is not subject to any transfer or assignment restrictions nor is the Company Software subject to any site, equipment or other operational limitations that would have a Material Adverse Effect; (ii)
to the Company's Knowledge, the Company Software has not intentionally been contributed to open source development or intentionally forfeited to the public domain; and (iii) the Company has copies of all releases or separate versions of the Company Software currently in use by the Company or any Company
Subsidiary.

       (m) Except as disclosed in Section 2.13(m) of the Company Disclosure
Schedule: (i) to the Company's Knowledge, neither the Company, any Company
Subsidiary, nor the Company Software or the development or operation thereof has infringed any Intellectual Property right of any third Person, (ii) no claim of any such infringement has been made or asserted against any of the
Company or any Company Subsidiary; (iii) the Company and Company Subsidiaries
have not had written notice of any such claim or, to the Company's Knowledge, oral notice of any such material claim; and (iv) to the Knowledge of the
Company, no basis for such a claim exists in connection with the operations, products (including software, equipment, machinery or other devices), processes, methods or activities of the Company or any Company Subsidiary.

       (n) Except as disclosed in Section 2.13(n) of the Company Disclosure
Schedule, neither the Company nor any Company Subsidiary has taken any of the following actions: (i) disclosing or providing access to the Company Source
Code (as defined below), other than pursuant to those source code escrow agreements listed in Section 2.13(p) of the Company Disclosure Schedule, or to
employees and consultants of the Company or Company Subsidiaries while bound by confidentiality obligations to the Company; (ii) disclosing any of Company's trade secrets to a third party without an appropriate non-disclosure agreement;
(iii) providing access to the Company Software to a third party without restrictions on unauthorized copying, unauthorized sale or transfer, recompilation, disassembly or reverse-engineering and other industry-standard restrictions on use; or (iv) embedding, incorporating or modifying third-party software or other material without adequate permission. "Company Source Code"
means, collectively, any software or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company Software or any product or technology currently under development by Company or any or any Company Subsidiary.

       (o) Neither this Agreement nor the Merger will result in: (i) Buyer granting to any third party any additional right to or with respect to any
Owned IP; (ii) Buyer's being bound by, or subject to, any additional non-compete or other restriction on the operation or scope of its businesses;
or (iii) Buyer's being contractually obligated to pay any royalties or other amounts to any third party in excess of those payable by Company or a Company
Subsidiary prior to the Closing Date.

       (p) Except as set forth in Section 2.13(p) of the Company Disclosure
Schedule, no event has occurred, and no circumstance or condition exists, that
(with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by Company or any Company Subsidiary or any other party acting on Company's or any Company Subsidiary's behalf to any third party of any Company Source Code, except disclosure to escrow agents pursuant to escrow agent agreements listed in Section 2.13(p) of the Company
Disclosure Schedule. The Company shall, within two weeks of the date hereof, include on Section 2.13(p) of the Company Disclosure Schedule each contract, agreement and instrument by and between Company, or any Company Subsidiary, and any escrow agents pursuant to which Company or any Company Subsidiary has deposited, or is or

                                      A-18

may be required to deposit, with an escrow holder or any other party, any
Company Source Code ("Escrow Agreements"). The execution of this Agreement and the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, will not result in the release from escrow of any Company Source Code. The Company and the Company Subsidiaries are not
currently in breach of any Agreement that would give rise to a third party having the right to release the Company Source Code from escrow. Neither the
Company nor any Company Subsidiary is in breach of, nor have either failed to perform under, any Escrow Agreement. To the Company's Knowledge, no other party to any such Escrow Agreement is in breach thereof or has failed to perform thereunder.

       (q) Except as disclosed in Section 2.13(q) of the Company Disclosure
Schedule, to the Company's Knowledge, there have been no material breaches of the Company's security procedures since January 1, 2003.

       (r) It is the Company's practice to scan, with commercially available virus scan software, the Software currently in use by the Company, the Company
Software, the Website and Company's other assets that are capable of being scanned for viruses. To the Company's Knowledge, except as set forth in Section
2.13(r) of the Company Disclosure Schedules, neither the Software currently in use by the Company, the Website or any of the other Company's assets contain
"viruses." For the purposes of this Agreement, "virus" means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. None of the foregoing assets, including the
Company Software and the Website, contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which causes the software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any party.

     2.14 Contracts.  Section 2.14 of the Company Disclosure Schedule sets forth a true and correct list, as of the date of this Agreement, of each of the following contracts, commitments, licenses, obligations, indentures, deeds of trust or other instruments or agreements (each, a "Contract") to which either the Company or any Company Subsidiary is a party or is bound (each, a "Company
Contract"):

       (a) any Contract to license (i) to any third party the right to manufacture or reproduce any product, service or technology involving amounts in excess of $300,000 per annum or which is otherwise material, or (ii) from any third party the right to use any material Intellectual Property;

       (b) (i) any dealer, distributor, or joint marketing agreement currently in force under which the Company or any Company Subsidiary has continuing material obligations to jointly market or distribute any product, technology or service, in each case involving amounts in excess of $300,000 per annum or which is otherwise material, and (ii) any material agreement pursuant to which the Company or any Company Subsidiary has continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by the Company or any of its Company Subsidiary;

       (c) any Contract currently in force to provide source code to any third party (other than the agreements with escrow agents in the ordinary course of business) for any product or technology that is material to the Company and the
Company Subsidiaries, taken as a whole;

       (d) any Contract containing material indemnification or guaranty of obligations of the Company or any Company Subsidiary, other than any Contract of indemnification or guarantee of obligations entered into in the ordinary course of business;

       (e) any Contract containing any covenant limiting in any material respect the right of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person;

       (f) any Contract currently in force relating to the disposition or acquisition by the Company or any Company Subsidiary after the date of this
Agreement of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any Company Subsidiary has any material ownership interest in any Person (other than the Company Subsidiaries);

                                      A-19

       (g) any material mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit other than trade payables incurred and extensions of credit to customers granted in the ordinary course of business; or

       (h) any Contract not otherwise disclosed pursuant to one of the other clauses of this Section 2.14 involving in excess of $300,000 being paid by or to the Company or any Company Subsidiary in any 12-month period other than purchase orders entered into in the ordinary course of business.

     Each Company Contract is valid and binding on the Company or a Company
Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company
nor any Company Subsidiary has any Knowledge of, or has received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation or default under) any Company
Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have a Material Adverse Effect on the Company.

     2.15 Product Warranties.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company: (a) each product, including software, manufactured, sold, licensed, leased, or delivered by the Company or the Company Subsidiaries has been in conformity with all applicable contractual commitments and all express and implied warranties with respect to such products, (b) none of the Company or the Company Subsidiaries has any liability for replacement or repair thereof or other damages in connection therewith, and
(c) no product manufactured, sold, licensed, leased, or delivered by the
Company or the Company Subsidiaries is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license, or lease or beyond that implied or imposed by applicable Law. Copies of the standard terms and conditions of sale, license, or lease for the material products of the Company and the Company Subsidiaries have been delivered to Buyer.

     2.16 Insurance. The Company maintains insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and the Company Subsidiaries (collectively, "Insurance
Policies") which the Company reasonably believes are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the
Company and the Company Subsidiaries. There is no material claim by the Company or any Company Subsidiary pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Neither the Company nor any Company Subsidiary has received any written notice of, or, to the Knowledge of the Company, threats of cancellation or non-renewal of, or, since January 1, 2004 and prior to the date hereof, any material increase of premiums with respect to, any Insurance Policy. Except as set forth in Schedule 2.16 of the Company Disclosure Schedule, no policy will terminate as a result of the transactions described herein.

     2.17 Customers. Set forth in Section 2.17 of the Company Disclosure
Schedule is a complete and correct list of the names and addresses of the 25 most significant customers and distributors based on dollar sales volumes of the Company during the twelve (12) month period ended September 30, 2004 and the amounts for which each such customer or distributor was invoiced during such period. As of the date of this Agreement, neither the Company nor any
Company Subsidiary has received any written notice that any such customer or distributor has ceased or materially reduced the use or distribution of such products, equipment, goods or services of the Company.

     2.18 Relationships with Affiliates. Except as set forth in Section 2.18 of the Company Disclosure Schedule or the Company's Report on Form 20-F for the
year ended December 31, 2003 as filed with the SEC on March 31, 2004 and as amended by Amendment No. 1 dated June 21, 2004 (the "Company Form 20-F") (and identified in the Company Form 20-F as a transaction with a director, officer or affiliate): (i) there are no Contracts or other transactions between the
Company or any

                                      A-20

Company Subsidiary, on the one hand, and any director or executive officer of the Company or any of their respective Affiliates, on the other hand; (ii) no affiliate (as defined in Section 8.3(b)) of the Company or any Company
Subsidiary (other than the Company or any Company Subsidiary) is a distributor, supplier, vendor, customer, client, lessor, licensor, debtor, creditor, competitor or service provider to the Company or any Company Subsidiary, (iii)
no director or executive officer of the Company or any of their respective
Affiliates has any interest in any of the material assets or properties of the
Company or any Company Subsidiary, and (iv) there are no other Contracts, transactions, arrangements or agreements of the type listed in Section 270 of the Israeli Companies Law to which the Company or any Company Subsidiary is a party, other than, in any instance, in respect of compensation paid to officers or directors of the Company or any Company Subsidiary. For purposes hereof, the term "Affiliate" means (a) each other member of such individual's Family; and
(b) any Person or entity that is directly or indirectly controlled by such individual or any one or more members of such individual's Family. For purposes of this definition, the "Family" of an individual includes (i) such individual,
(ii) the individual's spouse, siblings, or ancestors, (iii) any lineal descendent of such individual, or their siblings, or ancestors or (iv) a trust for the benefit of any of the foregoing. For the purposes hereof, the term
"control" means the ownership, directly or indirectly, of 25% or more of the capital stock or other equity interests of such Person or entity.

     2.19 Grants, Incentives and Subsidies. Section 2.19 of the Company
Disclosure Schedule provides a complete list as of December 31, 2004 of all outstanding grants, incentives and subsidies (collectively, "Grants") from the
Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company or any Company
Subsidiary, including, without limitation, (i) "approved enterprise status"
from the Investment Center and (ii) grants from the OCS. The Company has delivered to Buyer, prior to the date hereof, correct copies of all letters of approval (and other correspondence that evidences changes to the terms of such letters of approval) under which such Grants were granted to the Company or any
Company Subsidiary. Section 2.19 of the Company Disclosure Schedule details all material undertakings of the Company or any Company Subsidiary given in connection with the Grants. Without limiting the generality of the foregoing,
Section 2.19 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the
Company or any Company Subsidiary with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company or any Company Subsidiary, in each case as of December 31, 2004. The Company and the Company Subsidiaries are in
compliance, in all material respects, with the terms and conditions of their respective Grants and, except as disclosed in Section 2.19 of the Company
Disclosure Schedule hereto, have duly fulfilled, in all material respects, all the undertakings relating thereto required to be fulfilled prior to the date hereof. The Company does not have Knowledge of any intention by the OCS to revoke or materially modify any of the Grants or that the OCS believes that the
Company is not in compliance, in any material respect, with the terms of any
Grant.

     2.20 Information Supplied by Company. None of the information or data
(including any financial statements) concerning the Company which will be included in a proxy statement (the "Proxy Statement") to be sent to the shareholders of the Company in connection with the general meeting of the shareholders of the Company held for the purposes of seeking the Company
Shareholder Approval (such meeting, the "Company Shareholders Meeting") in accordance with applicable Israeli Law will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company
Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply with applicable Law in all material respects.

     2.21 Inapplicability of Certain Statutes. Other than the Israeli Companies
Law, the rules and regulations of the Nasdaq and Antitrust Laws, the Company is not subject to any Law regarding corporate procedures in business combinations that would apply to the Merger or any other transaction contemplated by this
Agreement.

     2.22 Opinion of Financial Advisor.  The Board of Directors of the Company
has received the written opinion of Morgan Stanley, dated as of the date hereof, to the effect that, as of such date, the

                                      A-21

Merger Consideration was fair, from a financial point of view, to the holders of Company Shares, and the Company will provide a copy of such written opinion to Buyer promptly and in any event within two business days following the date hereof, such opinion to be substantially consistent with the draft provided to
Buyer prior to the execution of this Agreement.

     2.23 Environmental Matters.

       (a) Except as would not reasonably be expected to have a Material
Adverse Effect on the Company: (i) the Company and the Company Subsidiaries are
in compliance with all Environmental Laws: (ii) to the Knowledge of the
Company, there has been no release of any pollutant, petroleum or any fraction thereof, contaminant or toxic or hazardous material (including toxic mold), substance or waste (each a "Hazardous Substance") on, upon, into or from any site currently or heretofore owned or leased by the Company and the Company
Subsidiaries that is reasonably likely to require remediation pursuant to applicable Environmental Laws and (iii) to the Knowledge of the Company, the
Company has delivered to Buyer copies of all Phase I or Phase II environmental assessments in the Company's possession, with respect to currently or formerly owned and operated properties, that have been prepared within the last five years.

       (b) For purposes of this Section 2.23, "Environmental Laws" means any
Law relating to (i) releases or threatened releases of Hazardous Substances or
(ii) pollution or protection of public health or the environment or worker safety or health.

     2.24 Illegal Payments, etc.  In the conduct of their business, neither
Company nor any Company Subsidiary nor any of their respective directors, officers, employees or agents, has (a) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other person who was, is or may be in a position to help or hinder the Company or any Company
Subsidiaries (or assist in connection with any actual or proposed transaction)
or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

     2.25 Encryption and Other Restricted Technology.  Except as set forth in
Section 2.25 of the Company Disclosure Schedule, the Company's business as currently conducted does not require the Company to obtain a license from the
Israeli Ministry of Defense or an authorized body thereof pursuant to Section
2(a) of the Control of Products and Services Declaration (Engagement in
Encryption), 1974, as amended.

     2.26 Brokers. Except for Morgan Stanley, the fees and expenses of which are described in the engagement letters between the Company and such party, true and complete copies of which have been previously provided to Buyer, no agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any broker's, finder's or similar fee or commission from the Company or any affiliate thereof in connection with any of the transactions contemplated by this Agreement.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

     Except as expressly set forth or referred to in that certain schedule, dated as of the date of this Agreement, from the Buyer and Merger Sub to the
(the "Buyer Disclosure Schedule"), each of Buyer and Merger Sub represents and warrants to the Company as follows:

     3.1 Organization and Qualification; Subsidiaries.

       (a) Each of Buyer and Merger Sub is a corporation duly organized, validly existing under the Laws of their respective jurisdictions of organization and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business, and, where such concept is applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or

                                      A-22

licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a
Material Adverse Effect on Buyer.

       (b) Certificate of Incorporation and Bylaws.  Each of Buyer and Merger
Sub has previously furnished to the Company complete and correct copies of its certificate of incorporation, bylaws or similar organizational documents as amended to the date of this Agreement (together, the "Buyer Charter
Documents"). Such Buyer Charter Documents are in full force and effect. Neither
Buyer nor Merger Sub is in violation of any of the provisions of the Buyer
Charter Documents.

     3.2 Authority Relative to this Agreement; No Buyer Vote Required; Board
Approval.

       (a) Each of Buyer and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to (i) the receipt of required regulatory, administrative and governmental approvals and consents set forth in Section 3.3(b) and (ii) delivery of the documents to the Companies
Registrar as described in Sections 5.1 and 5.2, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Subject to the foregoing, the execution and delivery of this Agreement by Buyer and Merger
Sub and the consummation by Buyer and Merger Sub of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub. This Agreement has been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the Company, constitutes a valid, legal and binding obligation of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with the terms hereof, except to the extent that such enforcement may be subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding at law or equity).

       (b) Other than as set forth herein regarding the approval by the shareholder of Merger Sub, no further vote or other action of the shareholders of Buyer is required by applicable Law, the certificate of incorporation of
Buyer, the bylaws of Buyer or otherwise in order for Buyer and Merger Sub to consummate the Merger and the transactions contemplated hereby.

       (c) The Board of Directors of Merger Sub has (i) determined (A) that the
Merger is fair to, and in the best interests of Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, and (B) to recommend that Buyer, as the sole shareholder of Merger Sub, approve this
Agreement, the Merger and the other transactions contemplated by this
Agreement. The Boards of Directors of each of Buyer and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

     3.3 No Conflict; Required Filings and Consents.

       (a) The execution and delivery of this Agreement by each of Buyer and
Merger Sub does not, and the performance of this Agreement by each of Buyer and
Merger Sub shall not, (i) conflict with or violate the Buyer Charter Documents or equivalent organizational documents of any of Buyer's subsidiaries, (ii)
subject to (x) receipt of required regulatory, administrative and governmental approvals set forth in Section 3.3(b) and (y) delivery of the documents the
Companies Registrar as described in Sections 5.1 and 5.2, conflict with or violate any Law applicable to Buyer, Merger Sub or any of their subsidiaries or by which it or their respective properties are bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any notice or consent pursuant to, or give rise to any rights of termination, amendment, acceleration or cancellation of, or rights to payment under, any material
Contract to which Buyer, Merger Sub or any of their subsidiaries is a party or by which Buyer, Merger Sub or any of their subsidiaries or their or any of their respective properties are bound, except to the extent such conflict, violation, breach, failure to give notice or obtain consent, default, impairment rights, losses or Liens or other effect would not, in the case of clauses (ii) or (iii), reasonably be expected to have a Material Adverse Effect on Buyer.

                                      A-23

       (b) The execution and delivery of this Agreement by each of Buyer and
Merger Sub does not, and the performance of this Agreement and the transactions contemplated hereby by each of Buyer and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of
(A) the Exchange Act, (B) the requirements of any Governmental Entity under applicable competition, antitrust, foreign investment laws or trade regulations, (C) the approval of the Investment Center, (D) the approval of the
OCS, (E) the approval, if applicable, of the Israeli Commissioner of
Restrictive Trade Practices pursuant to the Trade Practices Act, (F) any securities Laws obligations with respect to the Assumed Options; (G) delivery of the required notices described in Sections 5.1 and 5.2 and (H) such other filings, permits, authority, consents or approvals as may be required by reason of the status of the Company and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Material Adverse
Effect on Buyer.

     3.4 Absence of Litigation.  There are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Buyer or Merger
Sub, threatened against Buyer or Merger Sub or any property or rights of Buyer or Merger Sub or any of their subsidiaries, by or before any Governmental
Entity, except for those claims, actions, suits or proceedings which would not reasonably be expected to materially adversely affect the ability of Buyer or
Merger Sub to perform their obligations hereunder.

     3.5 Inapplicability of Certain Statutes. Neither Buyer nor Merger Sub is
subject to any Law regarding corporate procedures in business combinations that would apply to the Merger or any other transaction contemplated by this
Agreement other than Antitrust Laws, and other than the Israeli Companies Law, which applies to Merger Sub.

     3.6 Ownership and Operations of Merger Subsidiary. Buyer, directly or indirectly, owns of record and beneficially owns all outstanding shares of
Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any liabilities (other than liabilities to Buyer or its controlled affiliates which are subordinated to liabilities to third parties), other than as contemplated herein.

     3.7 Information Supplied by Buyer and Merger Sub. None of the information or data (including any financial statements) concerning Buyer and Merger Sub which will be included the Proxy Statement will, at the time the Proxy
Statement is mailed to the shareholders of Company or at the time of the
Company Shareholders Meeting to be held to obtain the Company Shareholder
Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply with applicable Law in all material respects.

     3.8 Financing.  Buyer has and will have, immediately prior to, from and after the Effective Time, sufficient cash on-hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the Merger Consideration in accordance with Article I hereof)
to make payment of the Merger Consideration and any other amounts payable hereunder and to consummate the transactions contemplated hereby.

     3.9 Financial Resources and Operations after Closing.  The Surviving
Corporation will have, immediately following the Closing, sufficient financial and other resources such that the Surviving Corporation will be able to fulfill the obligations of the Company and the Company Subsidiaries to their respective creditors for the foreseeable future following the Closing.

     3.10 Brokers. Except for fees and expenses which will be paid by Buyer, no agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any broker's, finder's or similar fee or commission from the Buyer or affiliate thereof in connection with any of the transactions contemplated by this Agreement.

                                      A-24

                                  ARTICLE IV
                       CONDUCT PRIOR TO THE CLOSING DATE

     4.1 Conduct of Business by the Company. Except as set forth in Section 4.1 of the Company Disclosure Schedule, as contemplated by this Agreement or consented to by Buyer in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company shall, and shall cause each Company
Subsidiary to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws, and use its reasonable best efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and management level employees and (iii) preserve its relationships with material customers, suppliers, distributors, licensors, licensees, brokers, agents, creditors and others with which it has material business dealings
(including using reasonable best efforts to have the Company's Chairman assist in the preservation of relationships with material customers following the
Effective Time). Without limiting the generality of the foregoing, except as set forth in Section 4.1 of the Company Disclosure Schedule or as contemplated by this Agreement, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the
Effective Time, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall not and shall not permit any Company Subsidiary to (unless required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the
Company and any Company Subsidiary, in each case after consultation with counsel and, to the extent reasonably feasible, prior written notification of at least five (5) days to Buyer) do any of the following:

       (a) accelerate (except in accordance with the terms thereof), amend or change the period of exercisability of options or restricted stock, or reprise options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

       (b) transfer or license exclusively to any Person or entity or otherwise extend, amend or modify any rights to the material Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future rights to any material Intellectual
Property, in each case other than entering into, amending or modifying licenses in the ordinary course of business consistent with past practices;

       (c) declare, set aside or pay any dividends on (except dividends declared or paid by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company) or make any other distributions
(whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine, reclassify or reorganize, recapitalize, or effect any other like change of any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

       (d) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary;

       (e) issue, deliver, sell (including the sale by any Company Subsidiary of Company Shares and the sale by the Company of any Company Shares held by the
Company), authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of stock of the Company or any Company
Subsidiary or any securities convertible into or exercisable or exchangeable for shares of stock of the Company or any Company Subsidiary, or subscriptions, rights, warrants or options to acquire any such shares or any securities convertible into or exercisable or exchangeable for such shares, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery or sale of shares of Company Shares pursuant to the exercise of stock options and warrants outstanding as of the date of this Agreement;

       (f) cause, permit or propose any amendments to the Company Charter
Documents (or similar governing instruments of any Company Subsidiary);

                                      A-25

       (g) (i) acquire or agree to acquire any equity interest in or a portion of the assets or property of any Person or division thereof, (ii) otherwise acquire or agree to acquire all or substantially all of the assets of any of the foregoing, or enter into any joint ventures, strategic partnerships or alliances, or (iii) invest in any third party, other than for transactions which in the aggregate do not exceed $250,000;

       (h) make any capital expenditure, except for capital expenditures which, on a quarterly basis, are not in excess of the average quarterly capital expenditures over the last three quarters of 2004;

       (i) except in the ordinary course of business consistent with past practice, (i) sell, lease, mortgage, pledge, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any properties or assets, other than the sale, lease, licensing, encumbrance, conveyance, assignment, sublicensing or disposition of property or assets in any single transaction or series of related transactions having a fair market value not in excess of an aggregate amount of $250,000, (ii) materially modify, amend or terminate any existing material lease, license or Contract affecting the use, possession or operation of any such properties or assets, or (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any owned real property or leased real property or any material part thereof;

       (j) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, in each case other than in connection with (A) the financing of ordinary course trade payables, (B) borrowings under the Company's existing credit facility or
(C) the collection of accounts receivable, notes or commercial paper, in the ordinary course of business consistent with past practice;

       (k) (i) except pursuant to Company Benefit Plans in existence prior to the date hereof, adopt or amend any material Company Benefit Plan or enter into any employment contract (other than offer letters and agreements that are entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will" with no longer than 60 day termination notice, and who are not officers of the Company); (ii) increase the salaries or wage rates or fringe benefits (including granting or increasing rights to severance or indemnification) (other than increases in the ordinary course of business consistent with past practice or as required by any existing employment agreement or collective bargaining agreements) of its directors, officers, employees or consultants except, in each case, as may be required by
Law or any existing Company Benefit Plan; (iii) layoff any manager with the title of Vice President or higher of the Company or any Company Subsidiary
(except for termination for "cause") or effect any reduction (which is material with respect to the Company's operations in a particular country) in workforce;
or (iv) enter into, or perform, any transaction (other than an immaterial transaction) with or for the benefit of any officer, director or other affiliate of the Company or any Company Subsidiary (other than in the ordinary course of business or pursuant to the agreements set forth in Section 2.18 of the Company Disclosure Schedule).

       (l) modify, amend or terminate, in any material respect, any Company
Contract or waive, delay the exercise of, release or assign any material rights or material claims thereunder, in each case, except in the ordinary course of business consistent with past practice;

       (m) except as required by Law or by U.S. GAAP, revalue any of its assets or make any material change in accounting methods, principles or practices;

       (n) enter into, renew or modify any Contracts that, had they been executed on or as of the date hereof, would have been required to be listed in
Section 2.14 of the Company Disclosure Schedule, in each case other than
Contracts, agreements or arrangements entered into in the ordinary course of business consistent with past practice or that can be terminated or cancelled by the Company without penalty or further payment and without more than 60 days' notice;

       (o) (i)  except as required by Law or by any Governmental Entity and except for elections made in the ordinary course of business, make any material
Tax election or Tax accounting method change, or (ii) consent to any extension or waiver of any limitation period with respect to

                                      A-26

Taxes or (iii) other than in consultation in good faith with Buyer or as explicitly provided herein, engage in any discussions with any Tax authority relating to any Tax ruling, whether or not initiated prior to the execution of this Agreement;

       (p) (i) enter into any agreement providing for the employment or consultancy of any person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant, if the compensation to be paid and payable on an annualized basis to such person (x) will exceed $100,000 or (y) together with the compensation to be paid and payable on an annualized basis to all other such persons hired on or after the date hereof, will increase the Company's annual payroll as compared to its annual payroll as of the date of this
Agreement by more than $1,000,000 or (ii) grant rights to severance other than
(x) as required by applicable Law or (y) in a manner consistent with the
Company's standard practice (so long as, in the case of clause (y), the amount of severance does not exceed that required by applicable Law if the employee were terminated by the Company);

       (q) pay, discharge, compromise, satisfy, cancel or forgive any debts or claims or rights (or series of rights, debts or claims) involving, individually or in the aggregate, consideration in excess of $100,000 except in the ordinary course of business consistent with past practice and except for regularly scheduled repayments under existing indebtedness;

       (r) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated hereby;

       (s) apply for or accept any grants or other funding from the OCS or any other Governmental Entity, other than under currently outstanding applications disclosed on Section 2.19 of the Company Disclosure Schedule, or take any action or fail to take any action in material violation of, or that would adversely affect the terms and conditions of any grants or benefits received or receivable from any Governmental Entity, including without limitation the OCS and the Investment Center;

       (t) take any of the actions described in Section 4.1(t) of the Company
Disclosure Schedule; or

       (u) agree or commit to take any of the actions described in Section
 4.1(a) through (t).

     Subject to compliance with applicable Law, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall confer on a regular basis with one or more representatives of Buyer to report on operational matters that are material and other matters reasonably requested by Buyer. The Company shall promptly provide the Buyer with all filings made with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

     4.2 Conduct of Business by Buyer.  Except as set forth in Section 4.2 of the Buyer Disclosure Schedule, as contemplated by this Agreement or consented to by the Company in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms and the
Effective Time, Buyer shall, and shall cause each Merger Sub to, carry on its business in all material respects in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws, and use its commercially reasonable efforts consistent with past practices and policies to preserve its relationships with material customers, suppliers, distributors, licensors and others with which it has material business dealings. Buyer shall use its commercially reasonable efforts to conduct its business dealings with the
Company in a manner substantially consistent with past practice.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement; Shareholder Meetings; Merger Notice.

       (a) As promptly as practicable after the execution and delivery of this
Agreement, each of Buyer and the Company shall cooperate (and shall cause their respective counsel, auditors, agents and

                                      A-27

representatives to cooperate) in the preparation of the Proxy Statement, which shall comply in all material respects with all requirements of applicable Law.
The Proxy Statement shall include the recommendation of the Board of Directors to the Company's shareholders that they approve this Agreement, the Merger, and the other transactions contemplated by this Agreement at the Company
Shareholders Meeting (the "Company Recommendation"), except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger as permitted by and determined in accordance with the last sentence of Section 5.7(b).

       (b) Subject to the terms and conditions set forth in this Agreement, the
Company shall take any and all action necessary under the requirements of applicable Law and the Company Charter Documents to, as promptly as practicable, call, give notice (the "Notice") of and hold the Company
Shareholders Meeting (and Merger Sub shall call a general meeting of Merger
Sub's shareholder) and shall use its reasonable best efforts to cause the Proxy
Statement to be mailed to the Company's shareholders as promptly as practicable after the date of this Agreement, whether or not at any time subsequent to the date hereof the Board of Directors of the Company determines in compliance with
Section 5.7(b) below that it can no longer recommend to the Company's shareholders the Company Recommendation, unless the Company shall have terminated this Agreement pursuant to and in accordance with Section 7.1 hereof. Subject to the notice requirements of the Israeli Companies Law and the regulations thereunder and the Company Charter Documents, the Company
Shareholders Meeting shall be held as promptly as practicable after the date hereof (on a date selected by the Company and consented to by Buyer (such consent not to be unreasonably withheld or delayed)). The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the
Company Shareholder Meeting in compliance with all applicable Laws, including the Israeli Companies Law, the Company Charter Documents, and the rules of
Nasdaq. Without the prior written consent of Buyer, the Company may adjourn or postpone the Company Shareholder Meeting only: (i) if and to the extent necessary to provide any supplement or amendment to the Proxy Statement to
Company's shareholders in advance of a vote on this Agreement as contemplated by Section 5.1(c), the Merger and the other transactions contemplated by this
Agreement; (ii) if, as of the time for which the Company Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company
Shareholder Meeting; or (iii) as may otherwise be required specifically by applicable Law. Except as specifically provided in the preceding sentence, the
Company's obligation to call, give notice of, convene and hold the Company
Shareholder Meeting in accordance with this Section 5.1(b) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, so long as this
Agreement has not been terminated.

       (c) Each of Buyer and the Company shall cause all documents under this
Section 5.1 (and all information that it supplies for inclusion in such filing by the other party) to comply as to form and substance in all material respects with the applicable requirements of Law and the rules and regulations promulgated thereunder, including, as applicable, the Exchange Act and the rules and regulations of Nasdaq, and shall make such filings of such documents with such Governmental Entities as may be required thereby. Whenever any event occurs which is required to be set forth in an amendment or supplement to the
Proxy Statement or any other filing, the Company or Buyer, as the case may be, shall promptly inform the other of such occurrence and cooperate in making any necessary filing or mailing to the shareholders such amendment or supplement, as applicable. The Company shall not mail any Proxy Statement, or any amendment or supplement thereto without first providing to Buyer a reasonable opportunity to comment thereon and incorporating any comments as may be reasonably requested in a timely manner by Buyer.

                                      A-28

       (d) At the Company General Meeting, Buyer and Merger Sub shall cause any
Company Shares then owned by them and their subsidiaries, if any, to be voted in favor of approval of this Agreement, the Merger and the other transactions contemplated by this Agreement.

       (e) Promptly following receipt of Company Shareholder Approval, but in no event later than three days after receipt, the Company shall deliver a notice in accordance with the Israeli Companies Law (the "Merger Notice") to the Companies Registrar informing the Companies Registrar of the decision of the Company Shareholders Meeting in accordance with Section 317(b) of the
Companies Law.

       (f) The Company shall notify Buyer promptly of the receipt by the
Company of any comments from any Governmental Entity and of any request by any
Governmental Entity for amendments or supplements to the Proxy Statement or for additional information and shall consult with Buyer regarding and supply Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and a Governmental Entity, on the other hand, with respect to the Proxy Statement.

     5.2 Merger Proposal.

       (a) Promptly following the execution and delivery of this Agreement, but in no event later than three days after the date hereof, the Company and Merger
Sub shall call the Company Shareholder Meeting and the Merger Sub shareholder meeting, respectively, and cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the "Merger Proposal") to be executed in accordance with
Section 316 of the Israeli Companies Law and each of the Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar. The Company and
Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform their respective non-secured creditors of the Merger
Proposal and its contents in accordance with Section 318 of the Israeli
Companies Law and the regulations promulgated thereunder.

       (b) In addition to the foregoing, each of the Company and Merger Sub, shall: (i) publish, on or about the date on which the Merger Proposal is submitted to the Companies Registrar, a notice to its creditors, stating that a
Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the
Company's registered office or Merger Sub's registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger
Proposal is submitted to the Companies Registrar, and (B) in a popular newspaper in the United States; (ii) within four business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the "Material Creditors" (as such term is defined in the regulations promulgated under the Israeli Companies Law), if any, that the
Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) if required, display in a prominent place at the Company's or Merger Sub's working place, a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 5.2), no later than three business days following the day on which the Merger
Proposal was submitted to the Companies Registrar. Promptly after the Company and Merger Sub shall have complied with Section 5.2(a) and clauses (i) and (ii)
of this Section 5.2(b), but in any event no later than three business days following the date on which notices to the secured creditors and the notice in clause (i) above were given to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the
Israeli Companies Law and in the form prescribed by the regulations promulgated under the Israeli Companies Law, that notice was given to their respective creditors under Section 318(a) of the Israeli Companies Law and the regulations promulgated under the Israeli Companies Law.

                                      A-29

   5.3 Merger Sub General Meeting.

       (a) Upon the satisfaction or waiver of all other conditions for Closing
(other than those conditions which by their terms are to be satisfied or waived at the Closing), Merger Sub shall hold its general meeting, and Buyer (as the sole shareholder of Merger Sub) shall adopt and approve this Agreement and approve the Merger and the other transactions contemplated by this Agreement at such general meeting.

       (b) No later than three (3) days after the adoption and approval of this
Agreement and approval of the Merger and the other transactions contemplated by this Agreement by Buyer, as the sole shareholder of Merger Sub, at the Merger
Sub general meeting, Merger Sub shall (in accordance with Section 317(b) of the
Israeli Companies Law and the regulations thereunder) inform the Companies
Registrar of the decision of Merger Sub's general meeting with respect to the
Merger

     5.4 Notification.

       (a) The Company shall give prompt notice to Buyer upon becoming aware that any representation or warranty made by it contained in this Agreement has become or is reasonably likely to become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. In addition, the Company shall give prompt notice to the
Buyer of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on the Company or any Company Subsidiary or
otherwise affect adversely the ability for the conditions set forth in Article
VI to be satisfied.

       (b) Each of Buyer and Merger Sub shall give prompt notice to the Company upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Buyer or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. In addition, each of Buyer and Merger Sub shall give prompt notice to the Company of any change or event having, or which could reasonably be expected to materially adversely affect the ability of either Buyer or Merger Sub to perform their obligations hereunder.

     5.5 Governmental Approvals; Reasonable Best Efforts.

       (a) Israeli Approvals. Each party hereto shall use its reasonable best efforts to deliver and file, as promptly as practicable after the date hereof, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Entity with respect to the
Merger. Without limiting the generality of the foregoing: (i) as promptly as practicable after the date of this Agreement, the Company and Buyer shall prepare and file any notifications that may be required under the Trade
Practices Act in connection with the Merger; (ii) if applicable, the Company and Buyer shall respond as promptly as practicable to any inquiries or requests received from the Israeli Restrictive Trade Practices Commissioner for
additional information or documentation; (iii) Buyer and the Company shall use all reasonable efforts to obtain, as promptly as practicable after the date hereof, (A) approval of the OCS, (B) approval of the Investment Center, (C) the
Israeli Option Tax Ruling and the Israeli Tax Withholding Ruling, and (D) any
other consents that may be required by any Israeli Governmental Entity in connection with the Merger; and (iv) Buyer shall provide to OCS, the Investment
Center and the Israeli Restrictive Trade Practices Commissioner any information requested by such authorities and shall execute any undertaking in customary form to comply with the OCS Laws or as may be required to obtain OCS approval in connection with the Merger and confirm to the OCS and the Investment Center that the Company shall continue after the Effective Time to maintain a viable research and development center in Israel and operate in a manner consistent with its previous undertakings to the OCS and the Investment Center.

                                      A-30

       (b) Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things under such party's control or which such party is required to do under this Agreement to consummate and make effective, as soon as reasonably practicable, the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing, the Company and its Board of
Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions hereby, use all reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. In addition, Buyer shall not acquire or agree to acquire any other Person to the extent that such acquisition would reasonably be expected to materially delay the satisfaction of, or prevent the satisfaction by the Outside Date of, the conditions set forth in Sections 6.1(a) and (b).

       (c) Antitrust Filings. Each of the parties hereto shall, as promptly as practicable and before the expiration of any legal deadline, file with any applicable Governmental Entity, any filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any antitrust, competition, foreign investment or trade regulatory Law of any
Governmental Entity (collectively, "Antitrust Laws"). Each of the parties hereto shall furnish to each other's counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Antitrust
Laws.

       (d) Antitrust Approvals. Each of the parties hereto shall use its reasonable best efforts to obtain promptly any clearance required under the
Antitrust Laws for the consummation of the Merger and the other transactions contemplated hereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity and shall comply promptly with any such inquiry or request. Each of the parties hereto shall promptly and timely respond to a request for additional information from any Governmental Entity. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, Buyer and its subsidiaries shall commit to any divestitures, licenses or hold separate or similar arrangements with respect to their assets or conduct of business arrangements as a condition to obtaining any and all approvals from any Governmental Entity for any reason in order to consummate and make effective, as promptly as practicable, but in no event later than the
Outside Date, the Merger, including taking any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of any authority enforcing applicable Antitrust Laws or other
Governmental Entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any Antitrust Laws, would preclude consummation of the Merger by the Outside Date.

       (e) Cooperation. Each of the parties hereto commits to instruct its counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any such anti-trust issues and, consequently, the expiration of the applicable waiting periods under any other Antitrust Laws at the earliest practicable dates. Such reasonable best efforts and cooperation include, without limitation, counsel's undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing antitrust authority, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such antitrust authority.

       (f) Notification. Each party hereto shall (i) give the other parties prompt notice of the commencement of any legal or other proceeding by or before any Governmental Entity (including the Israeli Restrictive Trade Practices
Commissioner, the OCS, the Investment Center, the Companies Registrar and the
SEC) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) promptly inform the other parties of any communication with any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iii) keep the other parties informed as to the status of any such proceeding or communication. The parties to this Agreement will consult and cooperate with one another in connection with any analysis,

                                      A-31

appearance, discussion, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any proceeding or communication relating to the Merger or any of the other transactions contemplated by this
Agreement. In addition, except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any such proceeding relating to any such Governmental Entity, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference or telephone call relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such proceeding.

     5.6 Confidentiality; Access to Information.  The parties acknowledge that the Company and Buyer have previously executed a Confidentiality Agreement, dated as of June 10, 2004 and as modified by the agreement dated November 30,
2004 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms except as otherwise provided herein, and Buyer shall cause Merger Sub to comply with the terms thereof. The Company will afford Buyer and Buyer's officers, employees, financial advisers, financing sources, consultants, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records, contracts, financial and operating data and personnel during the period prior to the Effective Time to obtain all information concerning its business, as Buyer may reasonably request and subject to applicable Law. Buyer will hold, and will cause its accountants, counsel, financing sources and other representatives to hold, in confidence all documents and information furnished to it by or on behalf of the Company in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement. No information or knowledge obtained by
Buyer in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.7 No Solicitation.

       (a) The Company shall not, nor shall it authorize or permit any Company
Subsidiary to, and shall use its reasonable best efforts to cause any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, "Representatives") of, the Company or any Company
Subsidiary to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any Acquisition Proposal, (ii) enter into any agreement (other than a confidentiality agreement entered into in accordance with the provisions hereof) with respect to or approve or recommend any Acquisition Proposal or
(iii) other than informing Persons of the existence of the provisions contained in this Section 5.7, participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company in connection with, or take any other action to cooperate in any way with respect to or facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that prior to the receipt of Company Shareholder Approval, the Company may, in response to an unsolicited bona fide Acquisition Proposal which did not result from a breach of this Section 5.7(a) and which the Board of Directors of the Company determines, in good faith, after consultation with appropriate outside counsel, and financial advisors of internationally recognized reputation is reasonably likely to lead to a Superior Proposal, and subject to compliance with Section 5.7(c), (x) furnish information with respect to the
Company to the Person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement requiring such party to keep such information confidential on terms which are substantially equivalent to those contained in the Confidentiality Agreement and (y) participate in discussions or negotiations with such Person and its Representatives regarding any Acquisition Proposal. The Company shall, and shall cause the Company
Subsidiaries to, use reasonable best efforts to cause the Company's and the
Company Subsidiaries' respective Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted heretofore by the
Company, any Company Subsidiary or their respective Representatives with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any

                                      A-32

violation of the restrictions set forth in this Section 5.7(a) by any officer, director or employee of the Company, whether or not acting on behalf of the
Company, shall be deemed to be a breach of this Section 5.7 by the Company.

       (b) Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify in a manner adverse to Buyer or Merger
Sub, or propose to withdraw or modify in a manner adverse to Buyer or Merger
Sub, the approval or recommendation by the Board of Directors of the Company of this Agreement, the Merger or the other transactions contemplated by this
Agreement, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iii) approve or recommend, or propose to approve or recommend, any
Acquisition Proposal. Notwithstanding the foregoing provisions of Section
5.7(a) and this Section 5.7(b), if, prior to the receipt of Company Shareholder
Approval, (u) a Superior Proposal has been made and has not been withdrawn, (v)
the Company Shareholders Approval has not thereafter been obtained, (w) the
Board of Directors of the Company believes in good faith, after consultation with appropriate outside counsel, that any such action is required for the purpose of fulfilling its fiduciary duties under applicable Law, (x) the Board of Directors of the Company has notified Buyer in writing of the belief described in clause (w) above, (y) at least four business days following receipt by Buyer of the notice received in clause (x) above, and taking into account any revised proposal made by Buyer since receipt of the notice referred to in clause (x) above, the Board of Directors of the Company maintains its belief described in clause (w) above, and (z) the Company is in compliance with this Section 5.7, the Board of Directors of the Company may (A) withdraw or modify its approval or recommendation of this Agreement, the Merger and the other transactions contemplated by this Agreement and/or (B) upon termination of this Agreement in accordance with Section 7.1(f) and concurrent payment of the Termination Fee in accordance with Section 7.3(b), approve and enter into an agreement relating to an Acquisition Proposal that constitutes a Superior
Proposal.

       (c) The Company shall as promptly as practicable (but in any event within one business day) advise Buyer of any Acquisition Proposal, the identity of the Person making any such Acquisition Proposal or inquiry regarding the making of an Acquisition Proposal and the material terms of any such
Acquisition Proposal or inquiry. The Company shall (i) keep Buyer informed promptly of the status (including any change to the terms thereof) of any such
Acquisition Proposal and (ii) provide to Buyer as soon as practicable after receipt or delivery thereof with copies of the Acquisition Proposal (including any amendments or supplements thereto) and all such other material information provided in writing to the Company by the party making such Acquisition
Proposal.

       (d) Nothing contained in this Section 5.7 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule
14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with appropriate outside counsel, failure so to disclose would be inconsistent with the fulfillment of its fiduciary duties or any other obligations under applicable Law.

       (e) For the purposes of this Agreement:

          (i) "Acquisition Proposal" shall mean (A) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X, but substituting "20%" for the references to "10%" therein), (B) any proposal for the issuance by the
        Company of over 20% of its equity securities, (C) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company, or (D)
        any combination of the foregoing, in each case other than the Merger.

          (ii)"Superior Proposal" shall mean any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a
       recapitalization, a sale of all or substantially all its assets or otherwise, on terms which the Board of Directors of the Company determines in good faith, after consultation with the

                                      A-33

       Company's outside legal counsel and financial advisors, (i) to be more favorable taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Buyer to amend the terms of the transactions contemplated hereby) to the shareholders of the Company than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Buyer to amend the terms of the Merger), (ii) for which the financing to the extent required, is then committed and (iii) is reasonably likely to be consummated taking into account all regulatory, legal and other aspects of such proposal.

     5.8 Public Disclosure. Except for the joint announcement of the execution and delivery of this Agreement, the timing and content of which have been mutually agreed by the parties hereto, no party hereto shall issue any press release or otherwise make any public announcement with respect to this
Agreement, the Merger or the other transactions contemplated hereby or an
Acquisition Proposal without first consulting with the other parties and providing the other parties with reasonable opportunity to review and comment upon such press release or public announcement. Notwithstanding the foregoing, if such an announcement is required by applicable Law or any listing agreement with a national securities exchange or quotation system (including Nasdaq) the party required to make such announcement shall provide notice to and a copy of such as promptly as practicable in advance of such announcement and, will use all reasonable efforts to consult with the other party and take the views of the other party in respect of such announcement into account prior to making such announcement.

     5.9 Indemnification.

       (a) Buyer shall (i) following the Effective Time cause the Surviving
Corporation to undertake the indemnification obligations contained in the indemnification undertakings in the form attached hereto as Exhibit B (the
"Indemnification Undertakings") and (ii) on the Closing Date, execute and deliver the Indemnification Undertakings, effective as of the Effective Time, to such persons as are set forth on Section 5.9 of the Company Disclosure
Schedule (each, an "Indemnified Party"). In the event that any approval by shareholders of the Surviving Corporation is required to give full legal effect to the undertaking in this Section 5.9, Buyer irrevocably undertakes to approve
(as the sole shareholder of the Surviving Corporation following the Merger), as soon as practicable following the Effective Time, such undertaking subject to and in accordance with applicable Law. Buyer shall ensure that the provisions in the Articles of Association of the Surviving Company, at any time following the Effective Date, allowing for indemnification and insurance shall not be amended in a manner that would limit the scope of such indemnification and insurance.

       (b) For a period of seven (7) years after the Effective Time, Buyer shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Buyer may substitute therefor "tail" or other policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less advantageous in the aggregate) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, however, that Buyer shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by the Company for such insurance (such 150% amount, the "Maximum Premium"). If such insurance coverage can only be obtained at an annual premium in excess of the Maximum
Premium, Buyer shall obtain and maintain one or more policies with the greatest coverage available for an annual premium equal to the Maximum Premium.

       (c) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each party entitled to insurance coverage under Section 5.9(b), respectively, and his or her heirs and legal representatives, and shall be in addition to, and shall not impair, any other rights an Indemnified Party may have under the Company
Charter Documents or the Subsidiary Charter Documents, as applicable, or the comparable organization documents of the Surviving Corporation or any of its
Subsidiaries, under applicable Law or otherwise. Buyer shall ensure that the
Surviving Corporation complies with all of its obligations under this Section
5.9.

                                      A-34

       (d) In the event that Buyer or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other
Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, Buyer shall cause proper provisions to be made so that the successors and assigns of Buyer or the Surviving
Corporation assume the obligations set forth in this Section 5.9 and under the
Indemnification Undertakings. The obligations of Buyer and the Surviving
Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.9 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

       (e) Buyer's obligations pursuant to Sections 5.9(a) and (b) are subject to obtaining such approvals, if any, as are required by applicable Law to be obtained prior to Closing (which approvals the Company is permitted to obtain).

     5.10 Employee Matters. It is Buyer's intent to cause the Surviving
Corporation to provide individuals who are employed by the Company and the
Company Subsidiaries immediately prior to the Effective Time (the "Post-Merger
Employees") with compensation and benefits that are no less favorable in the aggregate than those provided either (i) to such Post-Merger Employees immediately prior to the Effective Time or (ii) by Buyer to similarly situated employees of Buyer.

     5.11 Repayment of Bank Hapoalim Loan. Buyer shall take all such actions as are necessary in order to prepay in its entirety, to Bank Hapoalim B.M., the loan (the "Loan"), made pursuant to the Letter of Intent to Provide Credit
Line, dated April 27, 2003, and related documentation (collectively, the "Loan
Agreement") either at Closing or after Closing on any interest roll-over date referenced in the Loan Agreement, as consented to in the letter from Bank
Hapoalim B.M. to the Company dated January 3, 2005.

     5.12 No Affiliate Agreements.  The Company shall cause all outstanding loans to its Affiliates to be paid in full prior to the Effective Time and shall terminate, or cause the termination of, all contracts or other agreements of the Company set forth on Section 5.12 of the Company's Disclosure Schedule.

   5.13 Israeli Tax Rulings.

          (a) As soon as reasonably practicable after the execution of this
Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling confirming that the cancellation of the Company 2003
Unvested Options that are subject to Section 102 of the Ordinance in consideration for the right to receive the Unvested Option Consideration pursuant to Section 1.5(b) will not result in a taxable event with respect to such Company Stock Options, unless and until the holders of such Company 2003
Unvested Options receive the Unvested Option Consideration in accordance with the provisions of Section 1.5(b) (which ruling may be subject to customary conditions regularly associated with such a ruling) (the "Israeli Option Tax
Ruling"). Each of the Company and Buyer shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities and to cooperate with each other, with respect to the Company's preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Option Tax Ruling.
Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Option Tax Ruling, as promptly as practicable.

          (b) As soon as reasonably practicable after the execution of this
Agreement, Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling either (x) exempting Buyer, Paying Agent and Surviving Corporation from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement as part of the
Merger Consideration, or clarifying that no such obligation exists; or (y)
clearly instructing Buyer, Paying Agent or Surviving Corporation

                                      A-35

how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Company
Shares or Company Stock Options from which tax is to be withheld (if any), the rate or rates of withholding to be applied (the "Israeli Withholding Tax
Ruling"). Each of the Company and Buyer shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities and to cooperate with each other with respect to the Company's preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling.
Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Withholding Tax Ruling, as promptly as practicable.

     5.14 Certain Structure Matters. The Company shall use commercially reasonable efforts to cooperate with Buyer in implementing a structure for the
Company and the Company Subsidiaries that would be efficient from a Tax perspective for the Buyer as of and after the Effective Time; provided, however, that the Company shall not be required to take any actions prior to
Closing that the Company believes in good faith could reasonably be expected to be adverse, in any material respect, to the interests of the Company or its shareholders if the Merger is not consummated.

                                   ARTICLE VI
                           CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The
respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Buyer and the Company:

       (a) No Order; Antitrust Approvals. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All material approvals and waiting periods under the Antitrust Laws, if any, required to be obtained or to have expired, as the case may be, prior to the
Merger in connection with the transactions contemplated hereby shall have been obtained or expired, as the case may be.

       (b) Israeli Governmental Entity Approvals. All Israeli Governmental
Entity approvals required pursuant to Israeli legal requirements for the consummation of the Merger (except for the Israeli Option Tax Ruling and the
Israeli Withholding Tax Ruling) shall have been obtained including, without limitation, the approvals of the OCS, the Investment Center and, if applicable, the Israeli Commissioner of Restrictive Trade Practices.

       (c) Shareholder Approvals. The Company Shareholder Approval shall have been obtained.

     6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

       (a) Representations and Warranties. The representations and warranties of
Buyer and Merger Sub contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on the
Closing Date other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or Material Adverse Effect limitation) has not had and would not reasonably be expected to have a Material Adverse Effect on Buyer. The Company shall have received a certificate with respect to the foregoing signed on behalf of each of Buyer and Merger Sub by an executive officer of Buyer or Merger Sub, respectively.

                                      A-36

       (b) Agreements and Covenants. Each of Buyer and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of each of Buyer and Merger Sub by an executive officer of Buyer or Merger Sub, respectively.

     6.3 Additional Conditions to the Obligations of Buyer and Merger Sub. The
obligations of each of Buyer and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

       (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date
(other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or
Material Adverse Effect limitation) has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of Buyer and
Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an executive officer of the Company.

       (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the
Closing Date, and each of Buyer and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company.

       (c) No Material Adverse Effect. Since the date hereof, there shall have been no Material Adverse Effect with respect to the Company.

       (d) Receipt of Director Resignations. Each of the directors of the
Company shall have tendered his or her resignation, effective at the Effective
Time.

       (e) Delivery of Financial Statements. The Company shall have delivered to Buyer a true and correct copy of the audited consolidated financial statements (including any related notes thereto) of the Company and the Company
Subsidiaries as of, and for the period ended, December 31, 2004, including an audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2004 and audited consolidated statements of operations and cash flows for the year ended December 31, 2004, together with a signed report of the Company's independent auditors attached thereto, which report will be unqualified.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder
Approval:

       (a) by mutual written consent duly authorized by the Boards of Directors of Buyer and the Company;

       (b) by written notice of either Buyer or the Company:

          (i) if the Merger is not consummated on or before July 31, 2005 (the
"Outside Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement, has been the cause of, or results in, the failure of the Merger to occur on or before such date;

          (ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

                                      A-37

          (iii) if, upon a vote at a duly held meeting (or at any adjournment or postponement thereof) to obtain the Company Shareholder Approval, the
Company Shareholder Approval is not obtained.

       (c) by written notice of Buyer, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i)
would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.3, and (ii) cannot be or has not been cured within 60 days after the giving of written notice to the Company of such breach;

       (d) by written notice of the Company, if Buyer or Merger Sub breaches or fails to perform in any material respect of any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.2, and (ii) cannot be or has not been cured within 60 days after the giving of written notice to Buyer of such breach;

       (e) by written notice of Buyer, if (i) the Board of Directors of the
Company shall have withdrawn or adversely modified, or shall have resolved to withdraw or adversely modify, the Company Recommendation; or (ii) the Board of
Directors of the Company shall have approved or recommended, shall have resolved to approve or recommend, to the stockholders of the Company, an
Acquisition Proposal (other than the Merger); and

       (f) by the Company, if the Company (i) receives an unsolicited Superior
Proposal, (ii) resolves to accept such Superior Proposal, (iii) shall have given Buyer three business days' prior written notice of its intention to terminate pursuant to this provision, and (iv) such proposal continues to constitute a Superior Proposal taking into account any revised proposal made by
Buyer during such three business day period; provided, however, that such termination shall not be effective until such time as payment of the
Termination Fee required by Section 7.3(b) shall have been made by the Company;
provided, further, that the Company's right to terminate this Agreement under this Section 7.1(f) shall not be available if the Company is then in breach of
Section 5.7.

     7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Buyer as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of Buyer, Merger Sub or the Company, other than the penultimate sentence of Section 5.6, this Section 7.2, Section 7.3 and Article VIII, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement.

     7.3 Fees and Expenses.

       (a) Except as provided below, all fees and expenses incurred in connection with the Merger shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with filing, printing and mailing the Proxy Statement shall be shared equally by Buyer and the Company whether or not the Merger is consummated. In the event that any stamp duties are due to be paid in connection with the execution or performance of this Agreement, such duties shall be shared equally by Buyer and the Company, except that if the Merger is not consummated as a result of the breach by a party of any of its representations, warranties or covenants hereunder, such duties shall be paid wholly by such party.

       (b) In the event that (1) Buyer is not then in breach in any material respect of any of its representations, warranties and covenants contained in this Agreement, which breach would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.2, and this
Agreement is terminated pursuant to Section 7.1(b)(iii) or Section 7.1(e) or
(2) this Agreement is terminated pursuant to Section 7.1(f), then the Company shall pay to Buyer concurrently with termination, by wire transfer of same-day funds, a fee of $7,000,000 (the "Termination Fee"); provided, that if this
Agreement is terminated pursuant to Section 7.1(b)(iii), then the Company shall pay to Buyer a Termination Fee only if an Acquisition Proposal has been announced and not publicly withdrawn prior to the date of the Company
Shareholder Meeting.

                                      A-38

       (c) If (i) after the date of this Agreement, any Person publicly announces an Acquisition Proposal which has not been publicly withdrawn and
(ii) this Agreement is terminated by Buyer pursuant to Section 7.1(c) and at the time of termination Buyer is not in breach in any material respect of any of its representations, warranties and covenants contained in this Agreement, which breach would or would reasonably be expected to give rise to the failure of a condition set forth in Section 6.1 or 6.2, then the Company shall pay to
Buyer concurrently with termination, by wire transfer of same-day funds a fee equal to 50% of the Termination Fee. If, within 12 months after the date of this Agreement the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by such Acquisition Proposal, then, if such Acquisition Proposal is consummated, the Company shall pay to Buyer by wire transfer of same-day funds the remaining 50% of the Termination Fee on the date of consummation of such Acquisition Proposal.

       (d) If applicable, the Termination Fee shall not be payable more than once pursuant to this Section 7.3.

       (e) In the event that the Termination Fee is payable to Buyer pursuant to Sections 7.3(b) or (c), the Company shall, in addition to payment of the
Termination Fee, reimburse Buyer for the out-of-pocket expenses of Buyer and its financing sources, including, without limitation, the reasonable fees and expenses payable to their legal, accounting, financial and professional advisers, relating to the Merger or the transactions contemplated by this
Agreement, but, in no event, more than $1,000,000.

       (f) Solely for the purposes of the last sentence of Section 7.3(c), the term "Acquisition Proposal" shall have the meaning assigned to such term in
Section 5.7(e), except that all references to "20%" shall be changed to "50%".

       (g) If the Company fails to promptly make any payment required under this Section 7.3 and Buyer commences a suit to collect such payment, then, to the extent that the Buyer prevails in any such action, the Company shall indemnify Buyer for its fees and expenses (including reasonable attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate of Citibank, N.A. (or its successors or assigns) in effect on the date the payment was payable.

     7.4 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Buyer, Merger Sub and the Company; provided, however, that after the vote by the shareholders of the Company, there shall not be made any amendment that by Law requires further approval by such shareholders without the further approval of such shareholders.

     7.5 Extension; Waiver.  At any time prior to the Closing Date, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII
                              GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Buyer and Merger Sub contained in this Agreement shall terminate and be of not further force and effect as of the Closing, and only the covenants that by their terms contemplate performance after the
Closing shall survive the Closing.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

                                      A-39

       (a) if to Buyer, to:

          UGS Corp.
          5800 Granite Parkway
          Suite 600
          Plano, Texas 75024
          Fax: 972-987-3385
          Attn: Thomas Lemberg
                Senior Vice President, General Counsel & Secretary

          with a copy to:

          Ropes & Gray LLP
          One International Place
          Boston, MA 02110
          Fax: 617-951-7050
          Attention: David C. Chapin, Esq.

          and to:

          Yigal Arnon & Co.
          22 Rivlin Street
          Jerusalem 94263 Israel
          Fax: 972-2-623-9236
          Attention: Barry Levenfeld, Adv.

       (b) if to the Company, to:

          Tecnomatix Technologies Ltd.
          Delta House, 16 Abba Eban Ave.
          Herzlia 46120 Israel
          Fax: 972-9-954-4402
          Attn: Efrat Safran
                General Counsel and Corporate Secretary

          with a copy to:

          Skadden, Arps, Slate, Meagher & Flom LLP
          Four Times Square
          New York, NY 10036
          Fax: 212-735-2000
          Attention: David J. Friedman, Esq.

          and to:

          Meitar, Liquornik, Geva & Leshem Brandwein
          16 Abba Hillel Silver Road
          Ramat Gan 52506 Israel
          Fax: 972-3-610-3111
          Attention: Dan Shamgar, Adv.

     8.3 Construction.

       (a) For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to "Articles," "Sections," "subsections"
and other subdivisions, and to Exhibits, Schedules, Annexes and other attachments, without reference to a document are to the specified Articles,
Sections, subsections and other subdivisions of, and Exhibits, Schedules,
Annexes and other attachments to, this Agreement and each item disclosed in the
Company Disclosure Schedule or the Buyer Disclosure Schedule is identified by reference to, or has

                                      A-40

been grouped under a heading referring to, a specific individual section of this Agreement; (iii) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (iv) the words
"herein," "hereof," "hereunder," "hereby" and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words "include," "includes" and "including" are deemed to be followed by the phrase "without limitation"; (vi) all accounting terms used and not expressly defined herein have the respective meanings given to them under U.S. GAAP, as applicable; (vii) when an item is described as having been "delivered", it was included in a "data room" located at the London offices of Skadden, Arps,
Meagher, Slate & Flom LLP or otherwise provided by the Company or its
Representatives to Buyer or its Representatives; and (viii) all references to
"dollars" or "$" are to United States dollars and all references to "NIS" are to New Israeli shekels.

       (b) For the purposes of this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

       (c) For the purposes of this Agreement, the term "Knowledge" means with respect to a party hereto, with respect to any matter in question, (i) the actual knowledge of the directors and executive officers of such party and (ii)
the knowledge that any of such persons would be reasonably expected to have after making reasonable inquiry of those persons employed by the Company and its subsidiaries or Buyer and its subsidiaries, as the case may be, and such party's outside advisors, in each case, who would reasonably be expected to have actual knowledge of the fact or other matter in question.

       (d) For the purposes of this Agreement, the term "Person" means individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, Governmental
Entity or other legal entity.

       (e) For purposes of this Agreement, the term "subsidiary" of any Person shall mean any Person of which such first Person (either alone or through or together with one or more of it subsidiaries) owns, directly or indirectly, 50%
or more of the capital stock or other equity interests, the holders of which are (i) generally entitled to vote for the election of the board of directors or other governing body of such Person or (ii) generally entitled to share in the profits or capital of such Person.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts (including counterparts executed and delivered by facsimile, which shall be as counterparts executed and delivered manually), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the
documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Buyer Disclosure Schedule: (a)
constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this
Agreement except as provided in Section 7.2 hereof; and (b) except as set forth in Section 5.9, are not intended to confer upon any other Person any rights or remedies hereunder.

     8.6 Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and

                                      A-41

effect and will not be affected by such provision or its severance herefrom and
(d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

     8.7 Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the
United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any other jurisdiction; provided, however, that (a) any matter involving the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation and (b) the form and content of the Merger and consequences thereof shall be governed by the Israeli Companies Law.

     8.9 Rules of Construction. The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of the Company or Buyer or any officer, director, employee, agent, representative or investor of any party hereto.

     8.12 CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH PARTY HERETO
CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR, TO THE EXTENT NOT
AVAILABLE, STATE COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF
NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO
THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN
SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS
RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH
COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES
TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT
OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS
TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR
PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL,
POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH
SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN
SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE
ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER
PERMITTED BY APPLICABLE LAW.

                                      A-42

     8.13 WAIVER OF JURY TRIAL. EACH OF BUYER, MERGER SUB AND THE COMPANY
HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING
OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF
OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF BUYER, MERGER SUB OR THE
COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                           [Signature page follows.]

                                      A-43

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                     TECNOMATIX TECHNOLOGIES LTD.

                                     By: /s/ Harel Beit-On
                                         -----------------
                                         Name: Harel Beit-On
                                         Title: Chairman

                                     UGS CORP.

                                     By: /s/ A. J. Affuso
                                         ----------------
                                         Name: A. J. Affuso
                                         Title: Chairman, CEO and President

                                     TREASURE ACQUISITION SUB LTD.

                                     By: /s/ Barry Levenfeld
                                         -------------------
                                         Name:  Barry Levenfeld
                                         Title: Director

                                      A-44

                                                                         ANNEX B

                             UNDERTAKING AGREEMENT

     This UNDERTAKING AGREEMENT (the "Agreement"), dated as of January 3, 2005 is entered into by and between UGS Corp., a Delaware Corporation, ("Buyer") and
[     ] (the "Shareholder").

     WHEREAS, concurrently with the execution and delivery of this Agreement,
Tecnomatix Technologies, Ltd., an Israeli corporation (the "Company"), Buyer and Treasure Acquisition Sub Ltd., an Israeli corporation and a wholly owned subsidiary of Buyer ("Merger Sub"), are entering into an Agreement of Merger
(the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company, and the Company will become a wholly owned subsidiary of
Buyer, upon the terms and subject to the conditions set forth therein;

     WHEREAS, as of the date hereof, the Shareholder is (i) the record and
beneficial owner of, and has the sole right to vote and dispose of, [     ]
Ordinary Shares, par value NIS 0.01 per share, of the Company (the "Shares"),
and (ii) is the owner of options to acquire [     ] Shares (each, an "Option");
and

     WHEREAS, as a condition to their willingness to enter into the Merger
Agreement, Buyer and Merger Sub have required that the Shareholder agree, and the Shareholder is willing to agree, to the matters set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

1. Proxy.

     1.1 Voting. Shareholder, on the date hereof, has validly executed and delivered a proxy, in the form attached hereto as EXHIBIT A (the "Proxy").

     1.2 Fiduciary Responsibilities.  Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall limit the rights and obligations of the Shareholder in his capacity as a director or officer of the Company from taking any action in his capacity as a director or officer of the Company, and no action taken by the Shareholder in any such capacity shall be deemed to constitute a breach of any provision of this
Agreement.

2. Representations and Warranties of the Shareholder. The Shareholder
represents and warrants to Buyer as follows:

     2.1 Binding Agreement. The Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.
The Shareholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the
Shareholder, enforceable against the Shareholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

     2.2 No Conflict. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the performance of the Shareholder's obligations hereunder will, (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both)
a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, agreement, instrument, commitment, arrangement or understanding with respect to the Shareholder's Shares or
Options, (b) require any material consent, authorization or approval of any person other than a governmental entity, or (c) violate or conflict with any writ, injunction or decree applicable to the Shareholder or the Shareholder's
Shares or Options.

     2.3 Ownership of Shares. The Shareholder is the record and "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which meaning will apply for all purposes of this Agreement) of the number of outstanding Shares set forth in the recitals hereto and

                                      B-1

is the owner of the number of Options set forth in the recitals hereto. The
Shareholder holds power to vote the number of Shares set forth in the recitals hereto. As of the date of this Agreement, the number of Shares and Options set forth in the recitals hereto together with other Shares with respect to which the Shareholder may be deemed to be a beneficial owner and are included in
Schedules 13D filed by the Shareholder and with respect to which the
Shareholder disclaims beneficial ownership, represents all of the shares of the
Company beneficially owned by the Shareholder.

3. Representations and Warranties of Buyer. Buyer represents and warrants to the Shareholder as follows:

     3.1 Binding Agreement. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Merger Agreement by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance of this Agreement and the Merger Agreement by Buyer and the consummation of the transactions contemplated hereby and thereby. Buyer has duly and validly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles
(regardless of whether enforceability is considered in a proceeding in equity or at law).

     3.2 No Conflict. Neither the execution and delivery of this Agreement, the consummation by Buyer of the transactions contemplated hereby, nor the compliance by Buyer with any of the provisions hereof will (a) conflict with or result in a breach of any provision of its certificate of incorporation or by-laws, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, agreement, instrument, commitment, arrangement or understanding, (c) require any material consent, authorization or approval of any person other than a governmental entity, or (d) violate or conflict with any writ, injunction or decree applicable to Buyer.

4. Transfer and Other Restrictions. For so long as the Merger Agreement is in effect:

     4.1 Certain Prohibited Transfers. The Shareholder agrees not to, except as provided for in this Agreement or the Merger Agreement:

       (a) sell, sell short, transfer (including gift), pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any Shares or Options or any interest contained therein, except pursuant to existing obligations under Options granted to third parties, which have previously been disclosed to Buyer;

       (b) grant any proxies or power of attorney or enter into a voting agreement or other arrangement with respect to any Shares or Options; or

       (c) deposit any Shares or Options into a voting trust;

provided, however, that Shareholder may transfer Shares for estate planning purposes or to a nationally (in Israel or the United States) or state recognized charitable organization if, in each case, any such proposed transferee first agrees in writing to be bound by the terms of this Agreement with respect to such Shares to be transferred to it, including by executing any documentation requested by Buyer in connection therewith.

     4.2 Additional Shares. Without limiting the provisions of the Merger
Agreement, in the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of the
Company affecting the Shareholder's Shares or (ii) the Shareholder shall become the beneficial owner or record owner of any additional shares of the Company, including pursuant to the exercise of options, or other securities entitling the holder thereof to vote or give consent with respect

                                      B-2

to the matters set forth in Section 1 hereof, in each case, then the terms of this Agreement shall apply to the shares or other securities of the Company held by the Shareholder immediately following the effectiveness of the events described in clause (i), or the Shareholder becoming the beneficial or record owner thereof, as described in clause (ii), as though they were Shares of the
Shareholder hereunder.

5. Specific Enforcement. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any provision of this
Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the
United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

6. Termination. This Agreement shall terminate on the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the agreement of Buyer and the Shareholder to terminate this Agreement, and (iii)
the Effective Time (as defined in the Merger Agreement). Termination shall not relieve any party from liability for any intentional breach of its obligations hereunder committed prior to such termination.

7. Survival. The representations and warranties of the parties contained in this Agreement shall terminate upon termination of this Agreement.

8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

            if to Buyer, to:

            UGS Corp.
            5800 Granite Parkway
            Suite 600
            Plano, Texas 75024
            Fax: 972-987-3385
            Attention: Thomas Lemberg, Senior Vice President, General
                       Counsel & Secretary

            with a copy to:

            Ropes & Gray LLP
            One International Place
            Boston, MA 02110
            Fax: : 617-951-7050
            Attention: David C. Chapin, Esq.

            and to:

            Yigal Arnon & Co.
            22 Rivlin Street
            Jerusalem 94263 Israel
            Fax: 972-2-623-9236
            Atention: Barry Levenfeld, Adv.

            If to the Shareholder, to:

            [     ]

            with a copy to:

                                      B-3

            Skadden, Arps, Slate, Meagher & Flom LLP
            Four Times Square
            New York, New York 10036
            Attention: David J. Friedman, Esq.
            Telephone: 212-735-3000
            Facsimile: 212-735-2000

            and to:

            Meitar, Liquornik, Geva & Leshem Brandwein
            16 Abba Hillel Silver Road, Ramat Gan 52506 Israel
            Fax: 972-3-610-3111
            Attention: Dan Shamgar, Adv.

9. Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10. Amendment; Release. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

11. Successors and Assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this
Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

12. Counterparts. This Agreement may be executed in one or more counterparts
(including counterparts executed and delivered by facsimile, which shall be as counterparts executed and delivered manually), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

13. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction, provided, however, that any matter concerning the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdiction of its incorporation.

14. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b)
this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

15. Headings; Capitalized Terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Capitalized terms used in this Agreement without definition shall have the meanings assigned to them in the Merger
Agreement.

16. Consent to Jurisdiction and Service of Process. EACH PARTY HERETO CONSENTS
TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE
COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL
ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS
CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN SUCH COURTS. EACH PARTY HERETO
ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY
AND

                                      B-4

UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF
FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT
RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS
CONTEMPLATED HEREBY. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF
PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE
MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO
SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME
EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL IN ANY WAY
BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL
PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY
APPLICABLE LAW.

17. Waiver of Jury Trial. EACH OF BUYER AND SHAREHOLDER HEREBY IRREVOCABLY
WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM
(WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO
THIS AGREEMENT OR THE ACTIONS OF BUYER OR SHAREHOLDER IN THE NEGOTIATION,
ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholder and a duly authorized officer of Buyer on the day and year first written above.

                                                UGS Corp.

                                                By:
                                                   ----------------------------
                                                Name:
                                                Title:

                                                -------------------------------
                                                [Shareholder]

                                      B-5

                                                                      EXHIBIT A

                               IRREVOCABLE PROXY

     The undersigned shareholder of Tecnomatix Technologies Ltd., a company formed under the laws of the State of Israel (the "Company") hereby irrevocably appoints and constitutes Ben Sandler as the attorney and proxy of the undersigned with full power of substitution and resubstitution to the full extent of the undersigned's rights with respect to (i) the issued and outstanding ordinary shares, par value NIS 0.01 per share of the Company
("Company Shares"), owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and (ii) any and all other Company Shares which the undersigned may acquire beneficially or of record after the date hereof (collectively, the "Subject Securities"). Upon execution of this proxy, all prior proxies given by the undersigned with respect to any of the Subject Securities regarding the matters that are the subject hereof, are hereby revoked and no subsequent proxies will be given with respect to any of the Subject Securities. This proxy is irrevocable and coupled with an interest, until the earliest to occur of any of the events specified in clauses (i) through (iii) of the following paragraph, at which time this proxy shall automatically be revoked.

     Each of the attorneys and proxies named above are hereby instructed and authorized to exercise this proxy during the period from the date hereof until the earlier of (i) the termination of the Agreement of Merger (the "Merger
Agreement"), dated the date hereof, among the Company, UGS Corp., a Delaware corporation, ("Buyer") and Treasure Acquisition Sub Ltd., an Israeli
corporation and a wholly owned subsidiary of Buyer ("Merger Sub"), in accordance with its terms, (ii) the agreement of Buyer and the undersigned to terminate this proxy, and (iii) the Effective Time (as defined in the Merger
Agreement), to vote (or cause to be voted) all of the Subject Securities, at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, which the undersigned has the right to so vote:

       (i) in favor of the Merger (as defined in the Merger Agreement) and the approval and adoption of the Merger Agreement, and any actions required in furtherance thereof; and

       (ii) against (A) any extraordinary corporate transaction, such as a merger, consolidation, share exchange, rights offering, reorganization, recapitalization, reclassification or liquidation involving the Company or any of its subsidiaries other than the Merger and other than a transaction between the Company and any of its subsidiaries, (B) a sale, lease, exchange, transfer or other disposition of at least 20% of the assets of the Company and its subsidiaries, taken as a whole in a single or a series of related transactions, other than a transaction between the Company and any of its subsidiaries, or (C) the acquisition, directly or indirectly, by any person of beneficial ownership of 20% or more of the Company Shares, whether by merger, consolidation, share exchange, business combination, tender offer, exchange offer, or otherwise, taken as a whole in a single or a series of related transactions.

     This proxy does not relate to, and the undersigned remains entitled to vote in its discretion the Subject Securities on, all other matters. This proxy shall be binding upon the heirs, successors and assigns of the undersigned
(including any transfers of any of the Subject Securities).

                                     * * *

                 [Remainder of Page Intentionally Left Blank]

                                      B-6

Date: January 3, 2005

                                           -------------------------------
                                           [Shareholder]

                                           Number of Company Shares owned
                                           beneficially or of record: [     ]

                                      B-7

                                                                  ANNEX C

                                                   Morgan Stanley & Co. Limited

                                                   25 Cabot Square
                                                   Canary Wharf
                                                   London E14 4QA
[MORGAN STANLEY LOGO OMITTED]

                                                   tel +44 (0)20 7425 8000

                                                   fax +44 (0)20 7425 8990
                                                   telex 8812564

                                                      January 3, 2005

Board of Directors
Tecnomatix Technologies Ltd
Delta House
16 Abba Eban Avenue
Herzlia 46120
Israel

Members of the Board:

     We understand that Tecnomatix Technologies Ltd. ("Tecnomatix" or the
"Company"), UGS Corp. ("Buyer"), and an Israeli company and a wholly owned subsidiary of Buyer ("Merger Sub"), propose to enter into an Agreement of
Merger, substantially in the form of the draft dated January 3, 2005 (the
"Merger Agreement"), which provides, among other things, for the merger of
Merger Sub with and into the Company (the "Merger"). Pursuant to the Merger,
Tecnomatix will become a wholly owned subsidiary of Buyer and each outstanding
Ordinary Share, par value NIS 0.01 per share (the "Ordinary Shares"), of the
Company, other than shares held by the Company or held by Buyer or by any subsidiary of the Company or Buyer, will be converted into the right to receive
$17.00 per share in cash. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly owned subsidiary of Buyer. The terms and conditions of the Merger are more fully set forth in the Merger
Agreement. We further understand that several significant shareholders of the
Company holding approximately 13% of the Ordinary Shares (the "Significant
Shareholders") and Buyer each propose to enter into an Undertaking Agreement
("Undertaking Agreement"), substantially in the form of the draft dated January
3, 2005, whereby the Significant Shareholders agree to, among other things, grant an irrevocable proxy with respect to approval of the Merger to be sought at a shareholders' meeting.

     You have asked for our opinion as to whether the consideration to be received by the holders of Ordinary Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

     i)    reviewed certain publicly available financial statements and other information of the Company and Buyer;

     ii)   reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     iii)  reviewed certain financial projections prepared by the management of the Company;

     iv)   discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

     v)    reviewed the reported prices and trading activity for the Ordinary
           Shares;

Registered in England and Wales, No. 2164628.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and Regulated by the Financial Services Authority

                                      C-1

     vi)   compared the financial performance of the Company and the prices and trading activity of the Ordinary Shares with that of certain other comparable publicly-traded companies and their securities;

     vii)  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     viii) participated in discussions and negotiations among representatives of the Company and Buyer (and certain other parties) and their financial and legal advisors;

     ix)   reviewed the Merger Agreement and the form of Undertaking Agreement, and certain related documents;

     x)    reviewed commitment letters, and certain related documents, related to the financing of the Merger addressed to Buyer from J.P. Morgan
           Securities Inc. and JPMorgan Chase Bank, N.A. and Citigroup Global
           Markets Inc. and Citicorp North America, Inc. dated December 23,
           2004; and,

     xi)   performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have assumed that the warrants issued to UGS PLM Solution, Inc. by the Company and effective as of July 12,
2002 will be terminated in connection with the Merger. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions and that receipt of all necessary regulatory and other approvals for the Merger will be obtained. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, financial, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of the
Company in connection with this transaction and will receive a fee for our services, which is contingent upon the consummation of the Merger. In the past,
Morgan Stanley & Co. Limited ("Morgan Stanley") and its affiliates have provided financial advisory and financing services for the Company and Buyer and have received fees for the rendering of these services. In addition, Morgan
Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan
Stanley or its affiliates may actively trade the equity securities of the
Company for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

     It is understood that this letter is for the information and use of the
Board of Directors of the Company and may not be used for any other purpose, nor relied upon by any other person, without our prior written consent, except that this opinion may be included in its entirety in any proxy statement used by the Company in respect of the Merger. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger.

     Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of Ordinary Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.
                                          Very truly yours,

                                          /s/ MORGAN STANLEY & CO. LIMITED
                                          MORGAN STANLEY & CO. LIMITED

                                      C-2

                                                                         ANNEX D

                            [TECNOMATIX LETTERHEAD]

Dated as of: [     ], 2005

--------------------------

--------------------------

--------------------------

Dear [insert name of director/office holder]:

                          INDEMNIFICATION UNDERTAKING

     This Indemnification Undertaking (this "UNDERTAKING") is provided to you by Tecnomatix Technologies Ltd. (the "COMPANY"), as follows:

     1. The Company hereby undertakes to indemnify you, for (each, an
"Indemnifiable Event") any obligation or expense imposed on you in consequence of an act you performed in your capacity as [a director/an officer] of the
Company, to the fullest extent permitted by law and subject to sections 2 and 5 below, in respect of the following:

      1.1. any monetary obligation imposed on you in favor of another person pursuant to a judgment, including a judgment upon a settlement or an arbitration award approved by a court of law; and

      1.2. all reasonable litigation expenses, including attorney's professional fees, incurred by or charged to you by a court of law, in a proceeding instituted against you by the Company, on the Company's behalf or by another person, or in a criminal prosecution in which you were acquitted, or in a criminal prosecution in which you were convicted of an offense (avera) that does not require proof of criminal intent;

     in both cases, in respect of any acts or omissions taken or made by you in your capacity as [a director/an officer] of the Company and which are specified in Section 5 below.

     The above indemnification will also apply to any action taken by you as [a director/an officer] of a subsidiary of the Company (as defined in the
Securities Law - 1968) (a "SUBSIDIARY").

     2. Notwithstanding the foregoing, the Company will not indemnify you in respect of:

      2.1. a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty towards the Company or any Subsidiary while acting in good faith and having reasonable basis to assume that such action would not prejudice the best interests of the Company or Subsidiary;

      2.2. a reckless or intentional breach of your duty of care;

      2.3. an action intended to unlawfully reap a personal gain;

      2.4. a fine or forfeit levied upon you; and

      2.5. a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you or in your name.

     3. The Company will make available all amounts needed in accordance with
Section 1 above on the date on which such amounts are first payable by you. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator.

                                      D-1

     4. In the event that you are indemnified and paid for any sums in accordance with this Undertaking in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by the Company subject to as low as permissible an interest rate as specified in section 3(9) of the Income Tax
Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by the Company, and at such time as the Company shall request in writing. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are convicted of an offence (avera) which requires proof of criminal intent.
Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

     5. The indemnification will be limited to the expenses and matters mentioned in Section 1 above (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) only in connection with any of the matters referred to in Exhibit A.

     6. The total amount of indemnification that the Company undertakes towards all of the Company office holders whom the Company has resolved to indemnify, jointly and in the aggregate, shall not exceed, during the period from the date hereof, the greater of the following (the "Liability Cap"):

      6.1 An amount equal to 25% (twenty five percent) of the fully-paid up equity of the Company, on the date prior to the event which gave rise to payment by the Company hereunder.

      6.2 An amount equal to $23,000,000 (twenty three Million U.S. Dollars), according to the representative rate of exchange, or any other official rate of exchange that may replace it, published by the Bank of Israel on the date of payment by the Company hereunder.

     In the event that in addition to you other persons shall be entitled to indemnification from the Company for the same Indemnifiable Event for which you are being indemnified, or an act directly related thereto, which also qualifies under the same category of events ("Additional Indemnitees"), the Company's indemnification obligation regarding you and such Additional Indemnitees, in aggregate, shall be limited to the Liability Cap. In such event, the Company shall indemnify the Indemnitee and Additional Indemnitees pro rata to the percentage of their culpability, as finally determined in the relevant claim, or, absent such determination or in the event such Indemnitees are parties to different claims, in equal amounts.

     7. The Company will not indemnify you for any liability with respect to which you are entitled to payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

     8. Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under this Undertaking.

     9. You will notify the Company of, and the Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

     10. In all circumstances, indemnification will be subject to the following:

      10.1. You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Similarly, you will advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

      10.2. Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in

                                      D-2

respect of such legal proceedings or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to the Company. If a conflict of interests should arise between the appointed counsel or the Company and yourself, counsel will inform the Company and the Company will appoint a different counsel reasonably acceptable to you and the terms of this indemnification agreement shall apply to the new appointment. The Company or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. The Company shall not settle any claim in any manner which would impose any unindemnified expense on you without your consent. At the request of the Company, you shall execute all documents required to enable the Company or its attorney to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid. For the avoidance of doubt, in the case of criminal proceedings the
Company or the attorneys will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Undertaking or pursuant to law, without your consent. However, the aforesaid will not prevent the Company or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Undertaking or pursuant to law.

       10.3. You will fully cooperate with the Company and any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the
Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

       10.4 If, in accordance with Section 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Undertaking or the above undertakings to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree in writing.

       10.5 The Company will have no liability or obligation pursuant to this
Undertaking or the above matters to indemnify you for any amount expended or financial obligation incurred by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement.

     11. If for the validation of any of the undertakings in this Undertaking any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

     12. If any undertaking included in this Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

     13. This Undertaking and the agreements contained herein shall be governed by and construed and enforced exclusively in accordance with the laws of the
State of Israel. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with this Undertaking.

     14. You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the "SECURITIES ACT")
may be permitted to the Company's directors and offices, the Company has been advised that in the opinion of the U.S. Securities and Exchange Commission (the
"SEC") such indemnification is against public policy as expressed in the
Securities Act

                                      D-3

and is, therefore, unenforceable. In the event of a claim for such indemnification, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     15. This Undertaking cancels any preceding letter of indemnification that may have been issued to you.

     Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Undertaking to the Company.

                                        Very truly yours,

                                        TECNOMATIX TECHNOLOGIES LTD.

Agreed:

[name of officer/director]

Name:
     ---------------------------

Title:
      --------------------------

Date:
     ---------------------------

                                      D-4

                                   EXHIBIT A

1.  Negotiations, execution, delivery and performance of agreements on behalf of the Company and any Subsidiary including, inter alia any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, its Subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

2.  Anti-competitive acts and acts of commercial wrongdoing.

3.  Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

4.  Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its Subsidiaries or affiliates.

5.  Actions taken in connection with the intellectual property of the Company and any Subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

6.  Participation and/or non-participation at the Company's board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company's board meetings.

7.  Approval of corporate actions including the approval of the acts of the
    Company's management, their guidance and their supervision.

8.  Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company's business.

9.  Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the
    Sarbanes-Oxley Act of 2002, as amended from time to time.

10. Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

11. Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

12. Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws

13. Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

14. Resolutions and/or actions relating to employment matters of the Company and/or its Subsidiaries and/or affiliates.

15. Events, pertaining to the employment conditions of employees and to the employer -- employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

                                      D-5

16. Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its Subsidiaries or affiliates.

17. Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its Subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

18. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any Subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

19. Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

20. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability
    (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a "Release") or threatened
    Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or
    (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

21. Actions in connection with the Company's development, use, sale, licensing, distribution, marketing or offer of products and/or services.

22. Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the
    Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

23. Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

24. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

25. Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

                                      D-6

                          TECNOMATIX TECHNOLOGIES LTD.
                                      PROXY
        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE
               EXTRAORDINARY GENERAL MEETING ON FEBRUARY 28, 2005.

       By signing the Proxy, the undersigned shareholder of Tecnomatix
Technologies Ltd. hereby appoints Mr. Oren Steinberg and Ms. Efrat Safran, and each of them, as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as specified on the reverse side, all of the ordinary shares of Tecnomatix that the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of
Tecnomatix to be held on February 28, 2005 at 4:00 p.m., Israel time, at the offices of Tecnomatix at Delta House, 16 Abba Eban Avenue, Herzliya, Israel and
at any adjournment thereof, all as set forth in the notice and proxy statement relating to the meeting, receipt of which is hereby acknowledged.

IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED "FOR" ITEMS 1 AND 2.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                          TECNOMATIX TECHNOLOGIES LTD.

                                FEBRUARY 28, 2005

                           Please date, sign and mail
                             your proxy card in the
                          envelope provided as soon as
                                    possible.

     Please detach along perforated line and mail in the envelope provided.

--------------------------------------------------------------------------------
    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ITEMS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
                  VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

The undersigned may revoke this proxy card at any time prior to use by delivering a signed notice of revocation or a later-dated signed proxy in the same way and to the same addresses set forth in this proxy card at least 24 hours prior to the extraordinary general meeting or by attending the extraordinary general meeting in person and revoking this proxy by making a written or oral notice of revocation presented at the meeting to the Chairman of the meeting, and in these cases the power of the proxies shall be deemed terminated and of no further force or effect. If the undersigned revokes this proxy card in the manner described above and does not submit a duly executed and subsequently dated proxy card to Tecnomatix, the undersigned may vote in person at the extraordinary general meeting all ordinary shares of Tecnomatix owned by the undersigned as of the record date.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via
this method.                                                                [ ]
--------------------------------------------------------------------------------

1.   Approval and adoption of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger of Treasure
     Acquisition Sub Ltd. with and into Tecnomatix Technologies Ltd.

                           FOR     AGAINST    ABSTAIN
                           [ ]       [ ]        [ ]

2.   Approving, as required by Israeli law, the granting to Mr. Harel Beit-On, the chairman of Tecnomatix's Board of Directors, of a bonus payable upon the consummation of the merger, as compensation for Mr. Beit-On's efforts and contribution to the successful consummation of the merger.

                           [ ]       [ ]        [ ]

By signing this proxy, the undersigned further acknowledges and informs
Tecnomatix that unless specifically marked below, the undersigned's ordinary shares are not held by UGS Corp., Treasure Acquisition Sub Ltd., any person that holds at least 25% of the voting rights of UGS Corp. or Treasure Acquisition Sub
Ltd. or 25% of the power to appoint directors in UGS Corp. or Treasure
Acquisition Sub Ltd. or by any representative, relative or entity controlled by any of the foregoing.

To the extent that the undersigned's ordinary shares are held by any of the above mentioned entities (AND ONLY IN SUCH A CASE), please check the following box: [ ]

AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE
PRESENTED AT THE MEETING. IN THEIR DISCRETION, THE NAMED PROXIES ARE AUTHORIZED
TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE EXTRAORDINARY
GENERAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR CONTINUATIONS OF THE
EXTRAORDINARY GENERAL MEETING, INCLUDING, TO APPROVE ANY ADJOURNMENT OF A
MEETING AT WHICH A QUORUM IS PRESENT TO A LATER TIME TO PERMIT FURTHER
SOLICITATION OF PROXIES IF NECESSARY TO OBTAIN ADDITIONAL VOTES IN FAVOR OF ANY
OF THE ABOVE RESOLUTIONS.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF THE EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS, REVOKES ANY PROXY OR PROXIES HERETOFORE GIVEN
TO VOTE UPON OR ACT WITH RESPECT TO THE UNDERSIGNED'S SHARES AND HEREBY RATIFIES
AND CONFIRMS ALL THAT SAID PROXIES, THEIR SUBSTITUTES OR ANY OF THEM, MAY
LAWFULLY DO BY VIRTUE HEREOF.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO
DIRECTION IS GIVEN, WILL BE VOTED "FOR" EACH PROPOSAL.

Signature of Shareholder ________________ Date: ___________ Signature of Shareholder _______________ Date: ___________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.